GENTIVA 2008 ANNUAL REPORT



Every day 11,000 Gentiva clinicians change the lives of 65,000 patients nationwide.

And we do it one patient at a time.

When Margaret Beese shattered her hip, the physicians who treated her didn't have a lot of hope for her regaining her mobility. In fact, their best hope was that she might be able to get in and out of a wheelchair.

That's when Margaret was referred to Gentiva. Clinician Kimberly Turkvant soon arrived at Margaret's home and found a determined patient whose goal wasn't to simply get into a wheelchair. Margaret wanted to see her grandson play golf again and follow his play.

With Kimberly's expertise and Margaret's dedication, Margaret was soon able to get around using only a cane for support – just as she did before she broke her hip.

Margaret's story is only one of 65,000 happening every day at Gentiva. It's a story of matching the right clinician with the right expertise to the right patient. It is a story of clinical excellence and patient relationships that make our company and our results stronger every day.



Kimberly Turkvant, clinician
and Margaret Beese, patient



Tony Strange, Chief Executive Officer and President
Ron Malone, Chairman of the Board

Dear Gentiva Shareholder:

Stability. Execution. Growth. Those three themes together capture what was a very active and successful 2008 for Gentiva, and they also serve as the guideposts we will follow in 2009 and beyond.

The past year began with the hard work of adapting our clinician base to new reimbursement guidelines and concluded with record performance in our home health division. In between, Gentiva completed three acquisitions while reducing net outstanding debt; added new clinicians to our ranks and continued our multi-year improvement in employee retention rates; expanded the rollout of our industry leading specialty care programs; and divested a majority interest in CareCentrix.

While these strategic initiatives were underway, our field offices and clinicians executed very well on our business plan. In total, 2008 generated $1.3 billion in revenue and $1.55 in adjusted net income per diluted share. Home health drove the lion's share of the performance, as the Company serviced nearly 175,000 Medicare and non-Medicare episodic admissions and 246,000 total episodes, up 12% and 13%, respectively, from 2007. The earnings per share results, after adjusting for special charges and a gain on the CareCentrix transaction, represented an increase of 29% compared with 2007.

The financial results tell an impressive story, but two operational metrics in particular tell the underlying story of Gentiva's growth. First, at year end the Company employed more than 4,600 full-time equivalent caregivers, after adding more than 175 net new caregivers per quarter, on average, during the year in addition to caregivers joining us through acquisitions. Second, Gentiva grew to nearly 300 the number of innovative, geriatric-focused specialty care programs launched throughout our branch network.

That last result is critically important as we look not only at 2008 achievements but our future growth plans. With Medicare beneficiaries forecasted to grow in number to more than 50 million by 2020, there is little doubt that home health services – which are demonstrated to be not only patient-preferred but the lowest cost care alternative for Medicare – enjoy attractive growth potential.

At the same time, qualified clinicians – caregivers who are expert in managing and addressing the care needs of seniors – are a finite resource. Gentiva understands the value of that resource, and that's why we strive to be the employer of choice for the nation's best caregivers. Hiring, however, is only half the story; the other half is retaining our best people. The fourth quarter of 2008 marked our eighth consecutive quarter of reduced turnover.

Achieving these results is not only a function of competitive pay and benefits. Clinicians pursue their careers out of a strongly held desire to make a difference for patients – to improve the lives of others. At Gentiva, we give our clinicians the tools they need to achieve their personal and professional goals. Specialty programs like Gentiva Cardiopulmonary, which has benefited over 11,000 patients since its inception and focuses on preventing progression of heart and lung ailments and limiting the need for institutional care, serve as a magnet for specialized nurses seeking professional satisfaction.

In addition to Gentiva Cardiopulmonary, the Company now offers specialty programs covering balance dysfunction, neurorehabilitation, orthopedics and senior health, with more in development. Under the direction of our new chief clinician, Charlotte Weaver, Ph.D., we are enhancing the care protocols of these programs and developing standards that will both further distinguish Gentiva's offerings, and help to cement home health as a reliable and economically superior care alternative.

This objective is an important one, because despite the economic and psychological benefits of home health, many regulators and legislators do not yet fully appreciate our industry's role in solving our healthcare challenges. Historically a fragmented business, long characterized by small local and regional operators, home health has only begun to emerge through the efforts of Gentiva and a handful of others who have the scale, resources, and the documented patient outcomes to establish a voice in Washington.

Gentiva was instrumental in forming the Alliance for Home Health Quality and Innovation to give visibility to the industry, conduct research and education, and enhance relationships with healthcare policy leadership. At a time when healthcare reform will be prominent on our national agenda, the education efforts of Gentiva and its peers will help define the future of the care received by the nation's aging population.

Of course, our message will only resonate if we continue to deliver clinical excellence and operate as a responsible provider. For that reason, the themes of stability, execution and growth will continue to define Gentiva in 2009. We enter this year embracing a change of leadership at Gentiva that in itself offers stability: a planned, orderly transition and adherence to a strategy that is working very well. Gentiva moves forward with three key goals in focus:

- Growth, both internally and via acquisition
- Enhancement of our delivery system both in terms of efficiency and clinical excellence
- Capacity expansion through recruitment, retention and improved productivity in the field

We look ahead with great optimism for Gentiva and our prospects to grow and make a meaningful difference to the patients, families and communities we serve. We are executing well, with a sound strategy and multiple avenues to improve performance and grow the business. And we are in solid financial health with a balance sheet that will support our ability to capitalize on growth opportunities.

In closing, we would like first to thank the many employees throughout the Gentiva network who design and implement our care programs, deliver clinical excellence to patients, and manage our local, regional and national operations. We would also like to thank the thousands of facility administrators, physicians, and other referral sources for their belief in our capabilities. And finally, we thank all those who place their trust in Gentiva, and our shareholders for their faith in the Company and its future prospects.

Ron Malone
Chairman

Tony Strange
CEO and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2008

Commission File No. 1-15669

GENTIVA HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	36-4335801
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339-3314
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (770) 951-6450

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in PART III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Exchange Act Rule 12b-2).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 27, 2008, the last business day of registrant's most recently completed second fiscal quarter, was $503,427,550 based on the closing price of the common stock on The Nasdaq Global Select Market on such date.

The number of shares outstanding of the registrant's common stock, as of March 6, 2009, was 29,130,435.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information to be included in the registrant's definitive Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Report, for the registrant's 2009 Annual Meeting of Shareholders is incorporated by reference into PART III.

PART I

Item 1. Business

As used in this annual report on Form 10-K, the terms "we," "us," "our," the "Company" and "Gentiva" refer to Gentiva Health Services, Inc.

Special Caution Regarding Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects," "assumes," "trends" and similar expressions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon the Company's current plans, expectations and projections about future events. However, such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following:

- *general economic and business conditions;*
- *demographic changes;*
- *changes in, or failure to comply with, existing governmental regulations;*
- *legislative proposals for healthcare reform;*
- *changes in Medicare and Medicaid reimbursement levels;*
- *effects of competition in the markets in which the Company operates;*
- *liability and other claims asserted against the Company;*
- *ability to attract and retain qualified personnel;*
- *ability to access capital markets;*
- *availability and terms of capital;*
- *loss of significant contracts or reduction in revenues associated with major payer sources;*
- *ability of customers to pay for services;*
- *business disruption due to natural disasters or terrorist acts;*
- *ability to successfully integrate the operations of acquisitions the Company may make and achieve expected synergies and operational efficiencies within expected time-frames;*
- *effect on liquidity of the Company's debt service requirements; and*
- *changes in estimates and judgments associated with critical accounting policies and estimates.*

For a detailed discussion of these and other factors that could cause the Company's actual results to differ materially from the results contemplated by the forward-looking statements, please refer to Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), the Company does not have any intention or obligation to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after the date of this report. The Company has provided a detailed discussion of risk factors within this annual report on Form 10-K and various filings with the SEC. The reader is encouraged to review these risk factors and filings.

Introduction

Gentiva® Health Services, Inc. ("Gentiva" or the "Company") provides comprehensive home health services throughout most of the United States. The Company conducts its operations through (i) its Home Health business segment, (ii) various smaller operating segments, including hospice, respiratory and home medical equipment ("HME"), infusion therapy services and consulting, which are classified in the aggregate as "All Other" for segment reporting purposes and (iii) prior to September 25, 2008, its CareCentrix business segment. See Note 16 to the Company's consolidated financial statements included in this report for a description of the Company's operating segments and financial information about its reportable business segments.

Gentiva was incorporated in the state of Delaware on August 6, 1999 and became a publicly owned company on March 15, 2000 as a result of the issuance of the common stock of the Company to the stockholders of Olsten Corporation ("Olsten"), the former parent corporation of the Company (the "Split-Off"). Prior to the Split-Off, all of the assets and liabilities of Olsten's health services business, formerly known as Olsten Health Services, were transferred to the Company pursuant to a separation agreement and other agreements among Gentiva, Olsten and Adecco SA.

On February 28, 2006, the Company completed the acquisition of The Healthfield Group, Inc. ("Healthfield"), a regional provider of home healthcare, hospice and related services with approximately 130 locations primarily in eight southeastern states. Besides strengthening and expanding the Company's presence in the southeast United States, the acquisition of Healthfield significantly helped diversify the Company's business mix, provide a meaningful platform for the Company to enter the hospice business and expand its specialty programs.

On September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million. See Note 3 to the Company's consolidated financial statements included in this report for additional information.

Business Segments

The Company has identified two business segments for reporting purposes: Home Health and, prior to September 25, 2008, CareCentrix. The Company's smaller operating segments, including hospice, respiratory and HME, infusion therapy services and consulting are classified in the aggregate as "All Other" for segment reporting purposes. On September 25, 2008, the Company completed the sale of a majority interest in its CareCentrix ancillary care benefit management business. See Note 3 to the Company's consolidated financial statements included in this report. The All Other segment encompasses the Company's hospice, respiratory therapy and HME, infusion therapy and consulting services businesses. This presentation aligns financial reporting with the manner in which the Company manages its business operations with a focus on the strategic allocation of resources and separate branding strategies among the business segments.

Financial information with respect to the business segments, including their contributions to net revenues and operating income for each of the three years in the period ended December 28, 2008, is contained under "Results of Operations" in Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 16 "Business Segment Information" to our consolidated financial statements in Item 8 "Financial Statements and Supplementary Data."

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including the specialty programs described below. As of December 28, 2008, our Home Health segment conducted its business through more than 300 locations.

The Company's direct home nursing and therapy services operations are conducted through licensed and Medicare-certified agencies located in 39 states, from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and homemaker services generally to adult and elderly patients. Reimbursement sources include government programs, such as Medicare and Medicaid, and private sources, such as health insurance plans, managed care organizations, long term care insurance plans and personal funds. Gentiva's direct home nursing and therapy services operations are organized in two divisions, each staffed with clinical, operational and sales teams. Each division is separated into four regions, which are further separated into operating areas. Each operating area includes branch locations through which home healthcare agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time basis or are paid on a per visit, per shift, per diem or per hour basis.

The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases.

CareCentrix

Prior to September 25, 2008, the CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, HME, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix coordinated these administrative services within three regional care centers and delivered the services through an extensive nationwide network of credentialed provider locations in all 50 states.

CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees. Contracts within CareCentrix were structured as fee-for-service, whereby a payer was billed on a per usage basis according to a fee schedule for various services, or as at-risk capitation, whereby the payer remitted a monthly payment to CareCentrix based on the number of members enrolled in the health plans under the capitation agreement, subject to certain limitations and coverage guidelines.

All Other

Hospice

Hospice serves terminally ill patients in the southeast United States. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals. Hospice services are provided primarily in the patient's home or other residence, such as an assisted living residence or nursing home, or in a hospital. The Medicare hospice benefit is designed for patients expected to live six months or less. Hospice services for a patient can continue, however, for more than six months, so long as the patient remains eligible as reflected by a physician's certification.

Respiratory Therapy and Home Medical Equipment

Respiratory therapy and HME services are provided to patients at home through branch locations primarily in the southeast United States. Patients are offered a broad portfolio of products and services that serve as an adjunct to traditional home health nursing and hospice care. Respiratory therapy services are provided to patients who suffer from a variety of conditions including asthma, chronic obstructive pulmonary diseases, cystic fibrosis and other respiratory conditions. HME includes hospital beds, wheelchairs, ambulatory aids, bathroom aids, patient lifts and rehabilitation equipment.

Infusion Therapy

Infusion therapy is provided to patients at home through pharmacy locations in the southeast United States. Infusion therapy serves as a complement to the Company's traditional service offerings, providing clients with a comprehensive home health provider while diversifying the Company's revenue base. Services provided include: (i) enteral nutrition, (ii) antibiotic therapy, (iii) total parenteral nutrition, (iv) pain management, (v) chemotherapy, (vi) patient education and training and (vii) nutrition management.

Consulting

The Company provides consulting services to home health agencies through its Gentiva Consulting unit. These services include billing and collection activities, on-site agency support and consulting, operational support and individualized strategies for reduction of days sales outstanding.

Payers

Segment revenue mix by major payer classifications is as follows:

	Fiscal Year					
	2008		2007		2006	
	Home Health	All Other	Home Health	All Other	Home Health	All Other
Medicare	69%	53%	67%	50%	61%	51%
Medicaid and Local Government	13	17	16	20	20	21
Commercial Insurance and Other:						
Paid at episodic rates	5	—	3	—	1	—
Other	13	30	14	30	18	28
Total net revenues	100%	100%	100%	100%	100%	100%

Net revenues for the CareCentrix segment were 100 percent attributable to the Commercial Insurance and Other payer group.

CareCentrix is a party to a contract with Cigna, pursuant to which CareCentrix provided or contracted with third-party providers to provide various homecare services including direct home nursing and related services, home infusion therapies and certain other specialty medical equipment to patients insured by Cigna. For fiscal years 2008, 2007, and 2006, Cigna accounted for approximately 81 percent, 82 percent and 81 percent, respectively, of CareCentrix total net revenues, which in turn represented approximately 15 percent, 19 percent and 20 percent, respectively, of the Company's total net revenues. No other commercial payer accounts for 10 percent or more of the Company's total net revenues. Net revenues from commercial payers are primarily generated under fee for service contracts, which are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Trademarks

The Company has various trademarks registered with the U.S. Patent and Trademark Office, including CASEMATCH®, CROSS IN CIRCLE DESIGN®, GENTIVA®, GENTIVA AND BUTTERFLY DESIGN®, GENTIVA AND CROSS IN CIRCLE DESIGN®, GENTIVA UNIVERSITY®, GREAT HEALTHCARE HAS COME HOME®, HEALTHFIELD®, LIFESMART®, REHAB WITHOUT WALLS® and SAFE STRIDES®. Certain of the Company's subsidiaries operate under trade names, including GILBERT'S(SM), MID-SOUTH(SM), PHYSICIANS HOME HEALTH CARE(SM), TAR HEEL(SM), TOTAL CARE(SM) and WIREGRASS(SM).

A federally registered trademark in the United States is effective for ten years subject only to a required filing and the continued use of the mark by the Company, with the right of perpetual renewal. A federally registered trademark provides a presumption of validity and ownership of the mark by the Company in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. A registration also provides nationwide trademark rights as of the filing date of the application. Management believes that the Company's name and trademarks are important to its operations and intends to continue to renew its trademark registrations.

Business Environment

Factors that the Company believes have contributed and will contribute to the development of its Home Health and All Other business segments include:

- recognition that home health services can be a cost-effective alternative to more expensive institutional care;
- aging demographics;
- changing family structures in which more aging people will be living alone and may be in need of assistance;
- increasing consumer and physician awareness and interest in home health services;
- the psychological benefits of recuperating from an illness or accident or receiving care for a chronic condition in one's own home;
- clinical specialization; and
- medical and technological advances that allow more health care procedures and monitoring to be provided at home.

Marketing and Sales

Home Health and All Other. In general, the Company's home health and all other services businesses obtain patients and clients through personal and corporate sales presentations, telephone marketing calls, direct mail solicitation, referrals from other clients and advertising in a variety of local and national media, including the Yellow Pages, newspapers, magazines, trade publications and radio. The Company maintains a dedicated sales force responsible for generating local, regional and national referrals, as well as an Internet website (www.gentiva.com) that describes the Company, its services and products. Marketing efforts also involve personal contact with physicians, hospital discharge planners and case managers for managed healthcare programs, such as those involving health maintenance organizations and preferred provider organizations, insurance company representatives and employers with self-funded employee health benefit programs. Referral sources for hospice services also include nursing homes, assisted living facilities, community social service organizations and faith-based organizations.

Competitive Position

Home Health. The home health services industry in which the Company operates is highly competitive and fragmented. Home healthcare providers range from facility-based (hospital, nursing home, rehabilitation facility, government agency) agencies to independent companies to visiting nurse associations and nurse registries. They can be not-for-profit organizations or for-profit organizations. In addition, there are relatively few barriers to entry in some of the home health services markets in which the Company operates. Besides several publicly-held companies, the Company's primary competitors for its home healthcare business are hospital-based home health agencies, local home health agencies and visiting nurse associations. Based on information contained in the Centers for Medicare & Medicaid Services ("CMS") website, a government website containing information on the home healthcare market in 2007, the Company believes its home health services business holds approximately a 2 percent market share. The Company competes with other home healthcare providers on the basis of availability of personnel, quality and expertise of services and the value and price of services. The Company believes that it has a favorable competitive position, attributable mainly to the consistently high quality and targeted services it has provided over the years to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

The Company expects that industry forces will impact it and its competitors. The Company's competitors will likely strive to improve their service offerings and price competitiveness in non-government reimbursed programs. The Company also expects its competitors to develop new strategic relationships with providers, referral sources and payers, which could result in increased competition. The introduction of new and enhanced services, acquisitions and industry consolidation and the development of strategic relationships by the Company's competitors could cause a decline in sales or loss of market acceptance of the Company's services or price competition, or make the Company's services less attractive.

All Other. The hospice care industry is very competitive and fragmented. The Company competes with not-for-profit and charity-funded hospice programs that may have strong ties to their local medical communities and with for-profit programs that may have significantly greater financial and marketing resources than the Company has. The Company also competes with a number of hospitals, nursing homes, long-term care facilities, home health agencies and other healthcare providers that offer hospice care or "hospice-like" care to patients who are terminally ill.

The respiratory therapy, HME and infusion therapy markets in which the Company operates are also highly competitive. The Company competes with a limited number of national providers and numerous regional and local providers on the basis of quality, value and price of its services. Many of these competitors have substantially greater financial and marketing resources than Gentiva has.

Source and Availability of Personnel

Home Health and All Other. To maximize the cost effectiveness and productivity of clinical associates, the Company utilizes customized processes and procedures that have been developed and refined over the years. Personalized matching to recruit and select applicants who fit the patients' individual needs is achieved through initial applicant profiles, personal interviews, skill evaluations and background and reference checks. The Company utilizes its proprietary CaseMatch® software scheduling program, which gives local Company offices the ability to identify those clinical associates who can be assigned to patient cases.

Clinical associates are recruited through a variety of sources, including advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations, as well as referrals obtained directly from clients and other caregivers. Clinical associates are paid on a per visit, per shift, per hour or per diem basis, or are employed on a full-time salaried basis. The Company, along with its competitors, is currently experiencing a shortage of licensed professionals, which could have a material adverse effect on the Company's business.

Number of Persons Employed

At December 28, 2008 and December 30, 2007, the Company employed approximately 4,300 and 4,200 full-time administrative and sales associates, respectively. The Company also employs clinical associates on both a salaried and pay-per-visit basis, who are also eligible for benefits, as follows:

	Fiscal Year	
	2008	2007
Home Health:		
Salaried	1,700	1,800
Pay per visit	2,350	1,250
Total Home Health	4,050	3,050
All Other	600	600
Total	4,650	3,650

In addition, the Company employs clinical associates on a temporary basis, as needed, to provide home health services. In fiscal 2008, the average number of temporary clinical associates employed on a weekly basis in the Company's home health and all other business was approximately 6,500, compared to approximately 7,600 in fiscal 2007. The Company believes that its relationships with its employees are generally good.

Government Regulations

The Company's business is subject to extensive federal, state and, in some instances, local regulations which govern, among other things:

- Medicare, Medicaid, TRICARE (the Department of Defense's managed healthcare program for military personnel and their families) and other government-funded reimbursement programs;
- reporting requirements, certification and licensing standards for certain home health agencies and hospice; and
- in some cases, certificate-of-need requirements.

The Company's compliance with these regulations may affect its participation in Medicare, Medicaid, TRICARE and other federal and state healthcare programs. For example, to participate in the Medicare program, a Medicare beneficiary must be under the care of a physician, have an intermittent need for skilled nursing or physical or other therapy care, must be homebound and must receive home healthcare services from a Medicare certified home healthcare agency. The Company is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things:

- prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals;
- rules generally prohibiting physicians from making referrals under Medicare for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships;

- laws against the filing of false claims; and
- laws against making payment or offering items of value to patients to induce their self-referral to the provider.

As part of the extensive federal and state regulation of the home health services business, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay in receipt or an adjustment to the amount of reimbursements due or received under Medicare, Medicaid, TRICARE and other federal health programs. Violation of the applicable federal and state healthcare regulations can result in excluding a healthcare provider from participating in the Medicare, Medicaid and/or TRICARE programs and can subject the provider to substantial civil and/or criminal penalties.

The Prospective Payment System ("PPS") for reimbursement of Medicare-certified home health services was initially implemented on October 1, 2000. Although there were few structural changes in the reimbursement methodology from the implementation date of PPS through fiscal 2007, there were periodic adjustments to reimbursement rates during this period. In August 2007, CMS issued its final rule that contained the first significant refinements to the home health PPS system since its initial implementation. Changes to the PPS system resulting from the rule, which became effective January 1, 2008, included among other things, a multi-year reduction in the home health system payment rates to offset coding changes since the original implementation of PPS in 2000 and rate update for calendar year 2008. In October 2008, CMS provided for a 2.9 percent market basket index update, effective January 1, 2009.

Medicare reimbursement rates for hospice services increased by 3.4 percent effective October 1, 2006, increased 3.3 percent effective October 1, 2007 and increased 2.5 percent for fiscal 2009. As a result of the economic stimulus package enacted by Congress in 2009, the fiscal 2009 updated increase for hospices serving Medicare beneficiaries will change from 2.5 percent to 3.6 percent, retroactive to October 1, 2008. Effective January 1, 2009, CMS implemented a 9.5 percent reduction in rates on certain HME.

In late February 2009, President Barack Obama released the outline of his proposed fiscal 2010 budget for the United States. The budget outline included, among other things, a provision to create a reserve fund to pay for a portion of the cost of reforming the country's health care system. The budget outline indicated that a portion of the reserve would be funded through "improvements in Medicare home health payments to align with costs." This provision, if enacted, could have a negative impact on Medicare reimbursement commencing in 2010. Further details of the President's budget proposal are expected to be provided at a later date.

Seasonality

During the third fiscal quarter, the Company has historically experienced a moderate seasonal decline in volume as well as a decline in gross margins for its home health services, due to increased labor costs associated with higher utilization of paid time off by the Company's clinical associates during this period.

Available Information

The Company's Internet address is www.gentiva.com. The Company makes available free of charge on or through its Internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. The Company also makes available on or through its website its press releases, an investor presentation, Section 16 reports and certain corporate governance documents as well as other information about the Company and health information useful to consumers.

Item 1A. Risk Factors

This annual report on Form 10-K contains forward-looking statements which involve a number of risks, uncertainties and assumptions, as discussed in more detail above under Item 1 "Business—Special Caution Regarding Forward-Looking Statements." Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below and elsewhere in this annual report.

Risks Related to Gentiva's Business and Industry

Our growth strategy may not be successful.

The future growth of our business and our future financial performance will depend on, among other things, our ability to increase our revenue base through a combination of internal growth and strategic ventures, including acquisitions. Future revenue growth cannot be assured, as it is subject to various risk factors, including:

- the effects of competition;
- the uncertainty of Medicare, Medicaid and private health insurance reimbursement;
- our ability to generate new and retain existing contracts with major payer sources;
- our ability to attract and retain qualified personnel, especially in a business environment experiencing a shortage of clinical professionals;
- our ability to identify, negotiate and consummate desirable acquisition opportunities on reasonable terms; and
- our ability to integrate effectively and retain the business acquired by us through acquisitions we have made or may make.

Competition among home healthcare companies is intense.

The home health services industry is highly competitive. We compete with a variety of other companies in providing home health services, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health services.

The cost of healthcare is funded substantially by government and private insurance programs. If this funding is reduced or becomes limited or unavailable to our customers, our business may be adversely impacted.

Third-party payers include Medicare, Medicaid and private health insurance providers. Third-party payers are increasingly challenging prices charged for healthcare services. We cannot assure you that our services will be considered cost-effective by third-party payers, that reimbursement will be available or that payers' reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all. We cannot control reimbursement rates, including Medicare market basket or other rate adjustments, or policies for a significant portion of our business.

Possible changes in the case mix of patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues will be determined by a number of factors, including the mix of patients and the rates of reimbursement among payers. Changes in the case mix of the patients as well as payer mix among private pay, Medicare and Medicaid may significantly affect our profitability. In particular, any significant increase in our Medicaid population or decrease in Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Further consolidation of managed care organizations and other third-party payers may adversely affect our profits.

Managed care organizations and other third-party payers have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a preferred provider and/or engage our competitors as a preferred or exclusive provider, our business could be adversely affected. In addition, private payers, including managed care payers, could seek to negotiate additional discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

Gentiva and the healthcare industry continue to experience shortages in qualified home health service employees and management personnel.

We compete with other healthcare providers for our employees, both clinical associates and management personnel. As the demand for home health services continues to exceed the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals. Furthermore, the competitive arena for this shrinking labor market has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating margins.

An economic downturn, state budget pressures, rising unemployment and continued deficit spending by the federal government may result in a reduction in reimbursement and covered services.

An economic downturn can have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn, coupled with increased unemployment, may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy, the war in Iraq or other reasons, can lead to continuing pressure to reduce government expenditures for other purposes, including governmentally funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

We may experience disruption to our business and operations from the effects of natural disasters or terrorist acts.

The occurrence of natural disasters, terrorist acts or "mass illnesses" such as the pandemic flu, and the erosion to our business caused by such an occurrence, may adversely impact our profitability. In the affected areas, our offices may be forced to close for limited or extended periods of time, and we may face a reduced supply of clinical associates.

We may experience adverse operational impact or incur substantial expenses related to the integration of companies we may acquire.

We will incur expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of companies we may acquire. There may be a large number of systems that must be integrated with those of Gentiva, including information management, purchasing, operations, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While we may assume that a certain amount of expenses would be incurred, factors beyond our control can affect the total amount or the timing of all of the integration expenses. These expenses could exceed the savings that we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost and revenue synergies related to the integration of the businesses following an acquisition. Failure to properly integrate acquired systems could cause business disruptions that may materially impact our financial results and operations.

If an impairment of goodwill or intangible assets were to occur, our earnings would be negatively impacted.

Goodwill and intangible assets represent a significant portion of our assets as a result of acquisitions. Goodwill and intangible assets amount to $308.2 million and $250.4 million, respectively, at December 28, 2008. For fiscal year 2008, through September 24, 2008, the Company identified three business segments for reporting purposes and has assigned these segments the appropriate amounts of goodwill and intangible assets based upon allocations of the purchase prices of individual acquisition transactions. As described in the notes to the financial statements, these assigned values are reviewed on an annual basis or at the time events or circumstances indicate that the carrying amount of an asset may not be recoverable. Should business conditions or other factors deteriorate and negatively impact the estimated realizable value of future cash flows of these business segments, we could be required to write off a substantial portion of our assets. Depending upon the magnitude of the write off, our results of operations could be negatively affected.

If we must write off a significant amount of long-lived assets, our earnings will be negatively impacted.

We have long-lived assets consisting of fixed assets, which include software development costs related to various information technology systems, including a new clinical management system. As of December 28, 2008, the information technology systems have not been placed into a fully operational production environment, and therefore these costs are not yet being depreciated. The net carrying value of fixed assets amounted to $63.8 million at December 28, 2008, of which $31.8 million related to capitalized software costs. We review these amounts on an annual basis or at the time events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized long-lived assets occurs, such determination could require us to write off a substantial portion of our assets. Depending upon the magnitude of the write off, our results of operations could be negatively affected.

There are risks of business disruption and cost overruns associated with new business systems and technology initiatives.

During 2009, we expect to complete the development and commence the implementation of a new clinical management system for use in our Home Health business. This system will involve the use of handheld devices by our clinical associates who are providing care to our patients. The continued development and rollout of this system involves substantial costs relating to salaries and benefits, consulting, travel and training costs. Development and implementation costs in excess of expectations or failure of new systems and other technology initiatives to operate in accordance with expectations could have a material adverse impact on our financial results and operations.

We invest in securities that are subject to market risk, and the recent issues in the financial markets could adversely affect the value of our assets.

At December 28, 2008, $11.1 million of our investments were invested in AAA rated investments in auction-rate debt securities ("ARS"). ARSs are variable-rate debt securities. ARSs have a long-term maturity with the interest rate being reset every 7, 28 or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. Prior to February 2008, the auction rate securities market was highly liquid. Commencing in February 2008, a substantial number of auctions "failed," meaning that there was not enough demand to sell the entire issue at auction. The immediate effect of a failed auction is that holders cannot sell the securities and will not be able to access these funds without a loss of principal, unless a future auction on these investments is successful. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, the Company may in the future be required to record impairment charges on these investments. See Notes 2 and 4 to our consolidated financial statements included in this report.

We have incurred significant indebtedness and may incur additional indebtedness, which can affect our liquidity.

At the end of fiscal 2008, our indebtedness under the senior term loan under our credit facility was $251 million. As a result of this indebtedness and additional indebtedness we may incur, demands on our cash resources have increased, which could affect our liquidity and, therefore, could have important effects on an investment in our common stock.

A prolonged disruption of the capital and credit markets may adversely affect our future access to capital and our cost of capital.

The recent extreme volatility and disruption of the capital and credit markets in the United States have adversely affected the access to capital and increased the cost of capital. We have used the capital and credit markets for liquidity and to execute our business strategies, which include increasing our revenue base through a combination of internal growth and strategic ventures, including acquisitions. We believe that we have adequate capital and liquidity to conduct any foreseeable initiatives that may develop over the near term; however, if the current economic and market conditions continue or deteriorate further, our future cost of debt or equity capital and future access to capital markets may be adversely affected.

The agreement governing our term loan and revolving credit facility contains, and future debt agreements may contain, various covenants that limit our discretion in the operation of our business.

Our agreement and instruments governing the term loan and revolving credit facility contain, and the agreements and instruments governing any future debt agreements of ours may contain, various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

- incur more debt;
- redeem or repurchase stock, pay dividends or make other distributions;
- make certain investments;
- create liens;
- enter into transactions with affiliates;
- make acquisitions;
- merge or consolidate;
- transfer or sell assets; and
- make fundamental changes in our corporate existence and principal business.

In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to our term loan and revolving credit facility or future debt agreements. This could lead to the acceleration of the maturity of our outstanding loans and the termination of the commitments to make further extensions of credit. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business at our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

We have risks related to obligations under our insurance programs.

We are obligated for certain costs under various insurance programs, including employee health and welfare, workers' compensation and professional liability. We may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. We maintain various insurance programs to cover these risks with insurance policies subject to substantial deductibles and retention amounts. We also may be subject to exposure relating to employment law and other related matters for which we do not maintain insurance coverage. We believe that our present insurance coverage and reserves are sufficient to cover currently estimated exposures; however, should we experience a significant increase in losses resulting from workers' compensation, professional liability or employee health and welfare claims, the resulting increase in provisions and/or required reserves could negatively affect our profitability.

Risks Related to Healthcare Regulation

Legislative and regulatory actions resulting in changes in reimbursement rates or methods of payment from Medicare and Medicaid, or implementation of other measures to reduce reimbursement for our services, may have a material adverse effect on our revenues and operating margins. Reimbursement to us for our hospice services is subject to Medicare cap amounts, which are calculated by Medicare.

In fiscal 2008, 66 percent of our total net revenues were generated from Medicare and Medicaid and Local Government programs. The healthcare industry is experiencing a trend toward cost containment, as the government seeks to stabilize or reduce reimbursement and utilization rates.

In addition, the timing of payments made under these programs is subject to regulatory action and governmental budgetary constraints. For certain Medicaid programs, the time period between submission of claims and payment has increased. Further, within the statutory framework of the Medicare and Medicaid programs, there are a substantial number of areas subject to administrative rulings and interpretations that may further affect payments made under those programs. Additionally, the federal and state governments may in the future reduce the funds available under those programs or require more stringent utilization and quality reviews of providers. Moreover, we cannot assure you that adjustments from regulatory actions or Medicare or Medicaid audits, including the payment of fines or penalties to the federal or state governments, will not have a material adverse effect on our liquidity or profitability.

Overall payments made by Medicare to us for hospice services are subject to cap amounts calculated by Medicare. Total Medicare payments to us for hospice services are compared to the cap amount for the hospice cap period, which runs from November 1 of one year through October 31 of the next year. CMS usually announces the cap amount in the month of August in the cap period and not at the beginning of the cap period. We must estimate the cap amount for the cap period before CMS announces the cap amount and are at risk if our estimate exceeds the later announced cap amount. CMS can also make retroactive adjustments to cap amounts announced for prior cap periods. Payments to us in excess of the cap amount must be returned by us to Medicare. A second hospice cap amount limits the number of days of inpatient care to not more than 20 percent of total patient care days within the cap period. Our revenues and profitability can be negatively affected if we exceed the cap amounts.

We conduct business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions.

Our business is subject to extensive federal, state and, in some cases, local regulation. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs or reduce revenue and thereby adversely affect the financial viability of our business. Because these laws are amended from time to time and are subject to interpretation, we cannot predict when and to what extent liability may arise. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies, including fines, the revocation of licenses or decertification. Unanticipated increases in operating costs or reductions in revenue could adversely affect our liquidity.

We are subject to periodic audits and requests for information by the Medicare and Medicaid programs or government agencies, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements.

The operation of our home health services business is subject to federal and state laws prohibiting fraud by healthcare providers, including laws containing criminal provisions, which prohibit filing false claims or making false statements in order to receive payment or obtain certification under Medicare and Medicaid programs, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. We may also be subject to fines and treble damage claims if we violate the civil provisions that prohibit knowingly filing a false claim or knowingly using false statements to obtain payment. State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs.

We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these anti-fraud and abuse requirements. In April 2003, we received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations ("OIG"). The subpoena seeks information regarding our implementation of settlements and corporate integrity agreements entered into with the government, as well as our treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. In February 2004, we received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. We have provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intend to cooperate fully with any future OIG or DOJ information requests. To our knowledge, the government has not filed a complaint against us. While we believe that our business practices are consistent with Medicare and Medicaid programs criteria, those criteria are often vague and subject to change and interpretation. The imposition of fines, criminal penalties or program exclusions could have a material adverse effect on our financial condition, results of operations and cash flows.

We are also subject to federal and state laws that govern financial and other arrangements among healthcare providers.

These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical products and services. Furthermore, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties.

We face additional federal requirements that mandate major changes in the transmission and retention of health information.

The Health Insurance Portability and Accountability Act of 1996 was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs and to simplify healthcare administrative processes. The enactment of HIPAA expanded protection of the privacy and security of personal medical data and required the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, we believe that implementation of this law has resulted in additional costs. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.

Risks Related to Our Common Stock

The market price of our common stock may be volatile and experience substantial fluctuations.

Our common stock is traded on The Nasdaq Global Select Market. The price of our common stock may substantially fluctuate based on a number of factors, including:

- our operating and financial performance;
- changes, or proposed changes, in government reimbursement rates and regulations;
- stock market conditions generally and specifically as they relate to the home health services industry;
- developments in litigation or government investigations;
- changes in financial estimates and recommendations by securities analysts who follow our stock; and
- economic and political uncertainties in the marketplace generally.

Significant fluctuations in the market price of our common stock may adversely affect our shareholders.

Provisions in our organizational documents, Delaware law and our rights agreement could delay or prevent a change in control of Gentiva, which could adversely affect the price of our common stock.

Provisions in our amended and restated certificate of incorporation and by-laws, anti-takeover provisions of the Delaware General Corporation Law and our rights agreement could discourage, delay or prevent an unsolicited change in control of Gentiva, which could adversely affect the price of our common stock. These provisions may also have the effect of making it more difficult for third parties to replace our current management without the consent of the board of directors. Provisions in our amended and restated certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control include:

- the ability of the board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms, rights and preferences of the preferred stock without shareholder approval; and
- the prohibition on the right of shareholders to call meetings or act by written consent and limitations on the right of shareholders to present proposals or make nominations at shareholder meetings.

Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. In addition, we have a rights agreement that has the effect of deterring take-overs of Gentiva without the consent of the board of directors. Generally, once a party acquires 10 percent or more of our common stock, the rights agreement may cause that party's ownership interest in us to be diluted unless the board of directors consents to the acquisition.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters is leased and is located at 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339. Other major regional administrative offices leased by the Company as of December 28, 2008 are located in Melville, New York; Overland Park, Kansas; Phoenix, Arizona; and Tampa, Florida. The Company also maintains more than 350 leases for other offices and locations on various terms expiring on various dates. In addition, Gentiva owns property in Dothan, Alabama that is used in the Company's hospice operations.

Item 3. Legal Proceedings

Litigation

In addition to the matters referenced in this Item 3, the Company is party to certain legal actions arising in the ordinary course of business, including legal actions arising out of services rendered by its various operations, personal injury and employment disputes.

Government Matters

In April 2003, the Company received a subpoena from the OIG. The subpoena seeks information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. In February 2004, the Company received a subpoena from the DOJ seeking additional information related to the matters covered by the OIG subpoena. The Company has provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intends to cooperate fully with any future OIG or DOJ information requests. To the Company's knowledge, the government has not filed a complaint against the Company. The timing and financial impact, if any, of the resolution of this matter cannot be determined at this time.

Indemnifications

Healthfield

Upon the closing of the acquisition of Healthfield on February 28, 2006, an escrow fund was created to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, claims for breaches of representations under the acquisition agreement and claims relating to legal proceedings existing as of the closing date, taxes for the pre-closing periods and medical malpractice and workers' compensation claims relating to any act or event occurring on or before the closing date. The escrow fund initially consisted of 1,893,656 shares of Gentiva's common stock valued at $30 million and $5 million in cash. The first $5 million of any disbursements consist of shares of Gentiva's common stock; the next $5 million of any disbursements consist of cash; and any additional disbursements consist of shares of Gentiva's common stock. The escrow fund is subject to staged releases of shares of Gentiva's common stock and cash in the escrow fund to certain principal stockholders of Healthfield, less the amount of claims the Company makes against the escrow fund. Disbursements made to the Company from the escrow fund covering interim claims the Company had made against the escrow fund are as follows (in thousands, except share amounts):

	Fair Value	Shares
December 29, 2006	$ 767	47,489
June 29, 2007	232	11,574
February 28, 2008	972	45,229
June 25, 2008	426	21,413
December 22, 2008	105	3,998
Total	$2,502	129,703

The Company has recorded the shares received as treasury stock in the Company's consolidated balance sheets.

Home Health Care Affiliates, Inc. and Physicians Home Health Care

The Company acquired Home Health Care Affiliates, Inc. ("HHCA"), a provider of home health and hospice services in the state of Mississippi, on February 29, 2008. Upon the closing of HHCA, an escrow fund, consisting of $8.3 million in cash, was created generally to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, breaches of representations, warranties or covenants under the purchase agreement, taxes for pre-closing periods and claims for legal proceedings arising from any condition, act or omission occurring on or before the closing date. On May 20, 2008, $1.5 million of cash was disbursed to the Company from the escrow fund covering certain claims the Company had made against the escrow fund, and $1.3 million of cash was released from the escrow fund to owners of the selling company. The Company acquired the assets of CSMMI, Inc., d/b/a Physicians Home Health Care ("PHHC"), a provider of home health services in Colorado, effective June 1, 2008. Upon the acquisition of PHHC, the escrow fund was increased by an additional $1.2 million in cash to cover potential claims by the Company. PHHC and HHCA had common ownership interests prior to their acquisition by the Company.

CareCentrix

The Company has agreed to indemnify the Buyer Parties (as such term is defined in the Stock Purchase Agreement dated as of August 20, 2008 covering the CareCentrix Transaction) for any inaccuracy in or breach of any representation or warranty of the Company in such Stock Purchase Agreement and for any breach or nonperformance of any covenant or obligation made or incurred by the Company in such Stock Purchase Agreement. The Company has also agreed to indemnify the Buyer Parties for certain liabilities, if any, that may arise from an arbitration proceeding in which the Company and CareCentrix are parties that relates to a commercial contractual dispute. The Company's representations and warranties, with certain exceptions, generally survive for the period of eighteen months from the closing of the CareCentrix Transaction, which occurred on September 25, 2008. With certain exceptions, the Company is generally not liable to indemnify for any inaccuracy in or breach of its representations or warranties in the Stock Purchase Agreement until the aggregate amount of claims for indemnification exceeds $1.5 million, and then, only for claims in excess of $1.5 million up to an aggregate maximum amount equal to $15 million.

Corporate Integrity Agreement

In connection with a July 19, 1999 settlement with various government agencies, Olsten Corporation, the Company's former parent corporation, executed a corporate integrity agreement with the OIG, effective until August 18, 2004, subject to the Company's filing of a final annual report with the OIG in form and substance acceptable to the government. The Company filed its final annual report and has received a letter dated September 30, 2008 from the OIG confirming closure of the Company's obligations under the corporate integrity agreement.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2008.

Executive Officers of Gentiva

The following table sets forth certain information regarding each of the Company's executive officers as of March 6, 2009:

Name	Executive Officer Since	Age	Position and Offices with the Company
Ronald A. Malone	2000	54	Chairman of the Board
Tony Strange	2006	46	Chief Executive Officer, President and Chief Operating Officer and Director
John R. Potapchuk	2001	56	Executive Vice President, Chief Financial Officer and Treasurer
John N. Camperlengo	2008	45	Senior Vice President, Deputy General Counsel and Chief Compliance Officer
Stephen B. Paige	2003	61	Senior Vice President, General Counsel and Secretary
Brian D. Silva	2006	52	Senior Vice President, Human Resources
Charlotte A. Weaver	2008	51	Senior Vice President, Chief Clinical Officer

Ronald A. Malone

Mr. Malone has served as chairman of the board of the Company since June 2002. He served as chief executive officer of the Company from June 2002 to December 2008, as executive vice president from March 2000 to June 2002 and as president of home health services from January 2001 to June 2002. Prior to joining Gentiva, he served in various positions with Olsten, including executive vice president of Olsten and president, Olsten Staffing Services, United States and Canada, from 1999 to March 2000.

Tony Strange

Mr. Strange has served as chief executive officer and a director of the Company since January 2009 and as president and chief operating officer of the Company since November 2007. He served as executive vice president of the Company and president of Gentiva Home Health from February 2006 to November 2007. From 2001 to February 2006, Mr. Strange served as president and chief operating officer of Healthfield. Mr. Strange joined Healthfield in 1990 and served in other roles such as regional manager, vice president of development and chief operating officer, until being named president in 2001.

John R. Potapchuk

Mr. Potapchuk has served as executive vice president of the Company since February 2006, as chief financial officer since June 2002 and as treasurer since August 2006. He served as senior vice president from June 2002 to February 2006 and as treasurer from June 2002 to May 2006. From June 2002 to May 2005, he served as the Company's secretary. He served as the Company's vice president of finance and controller from March 2000 to June 2002. He joined Olsten in 1991 and served in various corporate financial management positions with Olsten Health Services. Prior to that, Mr. Potapchuk served in senior management positions for PricewaterhouseCoopers LLP and Deloitte & Touche.

John N. Camperlengo

Mr. Camperlengo has served as senior vice president, deputy general counsel and chief compliance officer of the Company since May 2008. From November 2007 to May 2008, Mr. Camperlengo served as vice president and chief compliance officer of Duane Reade Holdings, Inc., a retail pharmacy chain. From February 2005 to

November 2007, Mr. Camperlengo served as vice president and deputy general counsel of the Company and from October 2005 to November 2007, as the Company's chief compliance officer. Mr. Camperlengo served as assistant vice president and associate general counsel of the Company from September 2003 to February 2005 and as assistant vice president, legal from July 2002 to September 2003, having joined the Company as senior counsel in 2000.

Stephen B. Paige

Mr. Paige has served as general counsel of the Company since July 2003, as senior vice president of the Company since January 2005 and as secretary of the Company since May 2005. From July 2003 to January 2005, he served as vice president of the Company. From 1997 to 2002, he served as senior vice president, general counsel and secretary of General Semiconductor, Inc., a technology based company. Prior thereto, Mr. Paige served in senior legal positions with several large healthcare, food ingredient and consumer product companies.

Brian D. Silva

Mr. Silva has served as senior vice president, human resources of the Company since March 2006 and will continue to serve in such capacity until May 14, 2009, when he will leave the Company. From 2002 to February 2006, Mr. Silva served as senior vice president, human resources and administration and corporate secretary of Linens 'n Things, Inc., a national retailer of home furnishings. From 1997 to 2002, Mr. Silva served as senior vice president, human resources and corporate secretary of Linens 'n Things, having joined Linens 'n Things in 1995 as vice president, human resources.

Charlotte A. Weaver

Dr. Weaver has served as senior vice president, chief clinical officer of the Company since July 2008. From May 2007 to July 2008, Dr. Weaver served as vice president – executive director, nursing research of Cerner Corporation, an international supplier of healthcare software for electronic healthcare record and business operations. From 1999 to May 2007, she served as vice president/chief nurse officer of Cerner Corporation.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is quoted on The Nasdaq Global Select Market under the symbol "GTIV".

The following table sets forth the high and low sales prices for shares of the Company's common stock for each quarter during fiscal 2008 and 2007:

2008	High	Low
1st Quarter	$23.02	$17.69
2nd Quarter	22.48	17.20
3rd Quarter	29.25	18.49
4th Quarter	29.17	19.12

2007	High	Low
1st Quarter	$22.29	$18.46
2nd Quarter	21.00	18.36
3rd Quarter	22.49	18.85
4th Quarter	20.04	17.03

Holders

As of March 6, 2009, there were approximately 3,400 holders of record of the Company's common stock, including participants in the Company's employee stock purchase plan, brokerage firms holding the Company's common stock in "street name" and other nominees.

Dividends

Except for the special dividend in cash ($7.76) and in kind (0.19253 shares of Accredo common stock) per share of Gentiva common stock paid in June 2002, the Company has never paid any cash dividends on its common stock. Future payments, if any, of dividends and the amount of the dividends will be determined by the board of directors from time to time based on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant. In addition, the Company's credit agreement also contain restrictions on the Company's ability to declare and pay dividends. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Shareholder Return Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.


$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
12/28/03
01/02/05
01/01/06
12/31/06
12/30/07
12/28/08
Gentiva Health Services, Inc.
NASDAQ Market Index
Peer Group Index

	12/28/03	01/02/05	01/01/06	12/31/06	12/30/07	12/28/08
Gentiva Health Services, Inc.	100.00	128.91	113.65	146.95	144.25	207.86
NASDAQ Market Index	100.00	108.41	110.79	122.16	134.28	79.25
Peer Group Index	100.00	125.54	102.53	122.74	115.98	121.43

Gentiva's common stock has generated a total cumulative return superior to that of the NASDAQ Market Index and a Peer Group Index of publicly traded companies over the past five fiscal years. The peer group, chosen by Gentiva, is comprised of the following publicly traded companies: Almost Family, Inc., Amedisys, Inc. and LHC Group, Inc. Apria Healthcare Group Inc. was included in last year's Peer Group Index, but not in this year's Index because it no longer has publicly traded common stock.

The graph and table above, based on data furnished by Morningstar, Inc., assume that $100 was invested on December 28, 2003 in each of Gentiva's common stock, the NASDAQ Market Index and the Peer Group Index and that all dividends (if any) were reinvested.

Item 6. Selected Financial Data

The following table provides selected historical consolidated financial data of the Company as of and for each of the fiscal years in the five-year period ended December 28, 2008. The data has been derived from the Company's audited consolidated financial statements. The historical financial information may not be indicative of the Company's future performance. The Company's fiscal year ends on the Sunday nearest to December 31. The Company's fiscal year 2004 included 53 weeks compared to all other fiscal years presented, which included 52 weeks.

(in thousands, except per share amounts)	Fiscal Year 2008 (52 weeks)	2007 (52 weeks)	2006 (52 weeks)	2005 (52 weeks)	2004 (53 weeks)
Statement of Income Data					
Net revenues	$1,300,438(1)	$1,229,297	$1,106,588(3)	$ 868,843(4)	$ 845,764(5)
Gross profit	582,535(1)	523,705	462,314(3)	326,598(4)	323,869(5)
Selling, general and administrative expenses	(490,451)(1)	(444,042)(2)	(408,271)(3)	(296,634)(4)	(285,611)(5)
Net income	153,450(1)	32,828(2)	20,776(3)	23,365(4)	26,488(5)
Basic earnings per share:					
Net income	$ 5.37	$ 1.18	$ 0.78	$ 1.00	$ 1.07
Weighted average shares outstanding—basic	28,578	27,798	26,480	23,267	24,724
Diluted earnings per share:					
Net income	$ 5.21	$ 1.15	$ 0.76	$ 0.94	$ 1.00
Weighted average shares outstanding—diluted	29,439	28,599	27,317	24,927	26,365
Balance Sheet Data (at end of year)					
Cash items and short-term investments(6)	$ 69,201	$ 67,431	$ 57,235	$ 88,367	$ 113,024
Working capital	125,401	128,527	115,749	129,326	134,033
Total assets	973,497	882,233	843,882	326,565	332,098
Long-term debt and capital leases	252,188	309,262	343,198	737	876
Shareholder's equity	494,971	323,429	274,325	182,154	171,940
Common shares outstanding	28,864	28,046	27,436	23,035	23,722

(1) Statement of Income Data for fiscal 2008 include CareCentrix operating results through September 24, 2008 and include the Company's equity in the net loss of CareCentrix Holdings for the period September 25, 2008 through December 28, 2008. Selling, general and administrative expenses for fiscal 2008 include special charges of $2.7 million. In addition, net income includes $107.9 million from a pre-tax gain related to the CareCentrix Transaction and reflects an effective tax rate of 16.1 percent due primarily to the CareCentrix Transaction. See Notes 3, 7 and 14 to the Company's consolidated financial statements.

(2) Selling, general and administrative expenses for fiscal 2007 include Healthfield restructuring and other special charges of $2.4 million. See Note 7 to the Company's consolidated financial statements.

(3) Net revenues and gross profit for fiscal 2006 include $1.9 million associated with the favorable settlement of the Company's Medicare cost report appeal for 1999. Selling, general and administrative expenses include restructuring and other special charges of $7.7 million. See Note 7 to the Company's consolidated financial statements.

(4) Net revenues and gross profit for fiscal 2005 include $3.6 million associated with the favorable settlement of the Company's Medicare cost report appeal for 1999. Selling, general and administrative expenses include restructuring and other special charges of $0.9 million. See Note 7 to the Company's consolidated financial statements.
(5) Net revenues and gross profit for fiscal 2004 include special items of $9.4 million, representing $10.4 million related to the favorable settlement of the Company's Medicare cost report appeals for 1997 and 1998, net of a $1 million revenue adjustment to reflect an industry wide repayment of certain Medicare reimbursements. Net income includes the Medicare special items noted above and $0.9 million from a pre-tax gain on the sale of a Canadian investment. Net income for fiscal 2004 reflects an effective tax rate of 34.1 percent, which differs from the Federal statutory tax rate due primarily to the recognition of certain state net operating losses. See Note 14 to the Company's consolidated financial statements.
(6) Cash items and short-term investments include restricted cash of $22.0 million at end of fiscal years 2004 through 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Gentiva's results of operations and financial position. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

Overview

Gentiva Health Services, Inc. is a leading provider of comprehensive home health services. Gentiva serves patients through more than 380 locations, and, until September 25, 2008, through CareCentrix, which provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, home medical equipment ("HME"), respiratory products, orthotics and prosthetics, and services for managed care organizations and health plans. On September 25, 2008, the Company completed the sale of a 69 percent majority interest in the CareCentrix ancillary care benefit management business. The Company provides a single source for skilled nursing; physical, occupational, speech and neurorehabilitation services; hospice services; social work; nutrition; disease management education; help with daily living activities; respiratory therapy and HME; infusion therapy services; and other therapies and services. Gentiva's revenues are generated from federal and state government programs, commercial insurance and individual consumers.

The federal and state government programs are subject to legislative and other risk factors that can result in fluctuating reimbursement rates for Gentiva's direct home health services to patients. The commercial insurance industry is continually seeking ways to control the cost of services to patients that it covers. One of the ways it seeks to control costs is to require greater efficiencies from its providers, including home healthcare companies. Various states have addressed budget pressures by considering or implementing reductions in various healthcare programs, including reductions in rates or changes in patient eligibility requirements. In addition, the Company has also decided to reduce participation in certain Medicaid and other state and county programs.

Gentiva believes that several marketplace factors can contribute to its future growth. First, the Company is a leader in a highly fragmented home healthcare industry populated by approximately 13,500 providers of varying size and resources. Second, the cost of a home healthcare visit to a patient can be significantly lower than the cost of an average day in a hospital or skilled nursing institution. And third, the demand for home care is expected to grow, primarily due to an aging U.S. population. The Company expects to capitalize on these positive trends through a determined set of strategies, as follows: generate increased revenue by growing Medicare volume and improving commercial insurance pricing; continue to develop and expand specialty programs for incremental revenue growth; focus on clinical associate recruitment, retention and productivity; and continue technology initiatives that could make Gentiva more efficient and profitable. The Company anticipates executing these strategies by continuing to expand its sales presence, developing and marketing its managed care services, making operational improvements and deploying new technologies, providing employees with leadership training and instituting retention initiatives, ensuring strong ethics and corporate governance, and focusing on shareholder value.

Management intends the discussion of the Company's financial condition and results of operations that follows to provide information that will assist in understanding its financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect the Company's financial statements.

The Company has identified two business segments for reporting purposes: Home Health and, prior to September 25, 2008, CareCentrix. The Company's smaller operating segments, including hospice, respiratory therapy and HME, infusion therapy and consulting services businesses are classified in the aggregate as "All Other" for segment reporting purposes. This presentation aligns financial reporting with the manner in which the Company manages its business operations with a focus on the strategic allocation of resources and separate branding strategies among the business segments.

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including specialty programs. The Company conducts direct home nursing and therapy services operations through licensed and Medicare-certified agencies, located in 39 states, from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and, to a lesser extent, homemaker services generally to adult and elder patients. The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases.

CareCentrix

The CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, HME, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customers' enrollees.

All Other

Hospice

Hospice serves terminally ill patients in the southeast United States. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals.

Respiratory Therapy and Home Medical Equipment

Respiratory therapy and HME services are provided to patients at home through branch locations primarily in the southeast United States. Patients are offered a broad portfolio of products and services that serve as an adjunct to traditional home health nursing and hospice care. Respiratory therapy services are provided to patients who suffer from a variety of conditions including asthma, chronic obstructive pulmonary diseases, cystic fibrosis and other respiratory conditions. HME includes hospital beds, wheelchairs, ambulatory aids, bathroom aids, patient lifts and rehabilitation equipment.

Infusion Therapy

Infusion therapy is provided to patients at home through pharmacy locations in the southeast United States. Infusion therapy serves as a complement to the Company's traditional service offerings, providing clients with a comprehensive home health provider while diversifying the Company's revenue base. Services provided include: (i) enteral nutrition, (ii) antibiotic therapy, (iii) total parenteral nutrition, (iv) pain management, (v) chemotherapy, (vi) patient education and training and (vii) nutrition management.

Consulting

The Company provides consulting services to home health agencies through its Gentiva Consulting unit. These services include billing and collection activities, on-site agency support and consulting, operational support and individualized strategies for reduction of days sales outstanding.

Significant Developments

CareCentrix Disposition

Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business, which was operated through Gentiva CareCentrix, Inc. ("CareCentrix") and Gentiva Health Services IPA, Inc. ("IPA"), pursuant to a Stock Purchase Agreement dated as of August 20, 2008 among the Company, Gentiva Health Services Holding Corp., a wholly-owned subsidiary of the Company ("Gentiva Holding"), and a wholly-owned subsidiary of Water Street Healthcare Partners II, L. P., a Chicago-based private equity firm focused exclusively on the healthcare industry ("Buyer"). A restructuring involving CareCentrix and IPA took place prior to the sale. The restructuring and subsequent sale are referred to herein as the "CareCentrix Transaction." Total consideration for the CareCentrix Transaction approximated $135 million.

Pursuant to the restructuring, (i) Gentiva Holding contributed all of its rights, title and interests in and to all of the outstanding capital stock of IPA to CareCentrix, (ii) CareCentrix redeemed a portion of its outstanding shares of capital stock for two promissory notes issued to Gentiva Holding, namely (A) a redemption note in the principal amount of $38 million and (B) a seller note in the principal amount of $25 million, and (iii) Gentiva Holding contributed all of its remaining shares of capital stock of CareCentrix to CareCentrix Holdings Inc., a wholly-owned subsidiary of Gentiva Holding ("CareCentrix Holdings"), in exchange for shares of preferred and common stock of CareCentrix Holdings.

In connection with the CareCentrix Transaction, total consideration to the Company consisted of: (i) cash proceeds of $84 million (which included payment in full of the $38 million redemption note), (ii) a $25 million note receivable bearing interest at 10 percent per annum, (iii) an estimated working capital adjustment of $1.4 million based on a preliminary closing balance sheet, and (iv) reimbursement of $1.5 million of transaction related expenses incurred by the Company. In addition, the Company retained a 31 percent equity interest in CareCentrix Holdings, represented by 234,000 shares of preferred stock and 260,000 shares of common stock. The working capital adjustment is subject to change based on a final closing date balance sheet. Of the $84 million in cash proceeds received by the Company, $58 million was used to repay a portion of the Company's term loan under its credit agreement on the closing date.

The Company recorded its investment in the preferred stock of CareCentrix Holdings at fair value of $23.3 million as of the transaction closing date. The preferred stock carries a 12 percent cumulative dividend, to be paid as declared or upon liquidation or other allowed redemptions, and has a liquidation value of $100 per share plus the accumulated and unpaid dividends. In accordance with the provisions of Emerging Issues Task Force ("EITF") Abstract 01-2, Interpretations of APB Opinion No. 29, Issue 9, the Company's investment in the common stock of CareCentrix Holdings was recorded on a carryover basis; therefore, the carrying value of the common stock at the date of disposition was recorded at no value.

During fiscal 2008, the Company recognized a pre-tax gain on the sale of approximately $107.9 million, net of approximately $6.5 million of transaction costs. Transaction costs included (i) approximately $4.7 million of professional fees and expenses, including fees associated with an amendment of the Company's credit facility, (ii) $1.2 million related to the write-off of capitalized development costs for software that will not be utilized following the transaction, and (iii) $0.6 million in additional amortization of deferred debt issuance costs related to the debt repayment. Approximately $1.5 million of transaction costs were paid by the Buyer.

Following the closing date of the CareCentrix Transaction, the Company's consolidated statement of income excludes net revenues, cost of services and goods sold, gross profit and selling, general and administrative expenses of CareCentrix and includes: (i) the Company's 31 percent interest in the earnings of CareCentrix Holdings in the equity in net earnings of affiliate line, (ii) interest income on the seller note at an annual rate of 10 percent, (iii) fees associated with a Transition Services Agreement with CareCentrix to provide certain information services, finance and other support services generally for a period of up to one year or until such time as each support service can be effectively transitioned to CareCentrix, and (iv) fees earned under a Management Services Agreement with CareCentrix pursuant to which the Company will provide financial and management advisory services to CareCentrix for a period of up to three years.

Hospice of Charleston

On August 2, 2008, the Company acquired certain assets of Hospice of Charleston, a non-profit homecare company that provided hospice services, as well as home health services, for approximately $1.2 million, which was funded from the Company's existing cash reserves. The acquisition will allow the Company to expand its home health services to three Certificate of Need ("CON") counties in and around Charleston, South Carolina.

Physicians Home Health Care

Effective June 1, 2008, the Company completed the acquisition of PHHC, a provider of home health services with three locations in Colorado, pursuant to an asset purchase agreement. Total consideration of $12 million, excluding transaction costs and subject to post-closing adjustments, consisted of $11.1 million paid at the time of closing, net of cash acquired of $0.9 million. The Company funded the purchase price using $11.1 million of borrowings under its existing revolving credit facility. The Company acquired PHHC to extend its services into the state of Colorado.

Home Health Care Affiliates, Inc.

On February 29, 2008, the Company completed the acquisition of 100 percent of the equity interest in HHCA, a provider of home health and hospice services with 14 locations in Mississippi. Total consideration of $55.6 million, excluding transaction costs and subject to post-closing adjustments consisted of cash of $48.0 million and assumption of HHCA's existing debt and accrued interest, aggregating $7.4 million, which the Company paid off at the time of closing, net of cash acquired of $0.2 million. The Company funded the purchase price using (i) existing cash balances of $43.6 million and (ii) $12.0 million of borrowings under its existing revolving credit facility, net of debt issuance costs.

The Company acquired HHCA to strengthen and expand its services in the southeast United States. The Company had not previously provided any services in Mississippi, a state which requires providers to have a CON in order to operate a Medicare-certified home health agency. There have been no new CONs issued in Mississippi in recent years.

Healthfield Acquisition

On February 28, 2006, the Company completed the acquisition of Healthfield, a regional provider of home healthcare, hospice and related services with approximately 130 locations primarily in eight southeastern states, for $466 million in cash and shares of Gentiva common stock. Total consideration included transaction costs and post-closing adjustments. The Company funded the purchase price from approximately $363 million of borrowings under a new senior term loan facility, approximately 3.2 million shares of Gentiva common stock and the remainder from existing cash balances. A portion of the purchase price was used to refinance Healthfield's existing net indebtedness.

The Company acquired Healthfield to strengthen and expand the Company's presence in the southeast United States, which has favorable demographic trends and includes important CON states; diversify the Company's business mix; provide a meaningful platform for the Company to enter the hospice business, as well as expansion into respiratory therapy and HME services and infusion therapy as a direct provider of services; and expand its specialty programs.

Results of Operations

The historical results that follow present a discussion of the Company's consolidated operating results using the historical results of Gentiva prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006.

The comparison of results of operations between the 2008 and 2007 periods has been impacted significantly by the Company's disposition of 69 percent of its equity interest in the CareCentrix ancillary care benefit management business on September 25, 2008. The Company's results of operations include the CareCentrix operating results for the periods prior to the CareCentrix Transaction and include the Company's equity in the net earnings of CareCentrix Holdings for the period September 25, 2008 through December 28, 2008, the end of the Company's 2008 fiscal year.

The comparison of results of operations between the 2007 and 2006 periods has been impacted significantly by the inclusion of the operating results of former Healthfield locations for approximately ten months of fiscal 2006 versus the full fiscal year 2007.

Year Ended December 28, 2008 Compared to Year Ended December 30, 2007

Net Revenues

A summary of the Company's net revenues by segment follows:

(Dollars in millions)	Fiscal Year 2008	Fiscal Year 2007	Percentage Variance
Home Health	$ 942.5	$ 821.8	14.7%
CareCentrix	232.7	290.8	(20.0%)
All Other	128.2	121.8	5.3%
Intersegment revenues	(3.0)	(5.1)	(40.7%)
Total net revenues	$1,300.4	$1,229.3	5.8%

Net revenues by major payer source are as follows:

(Dollars in millions)	Fiscal Year 2008	Fiscal Year 2007	Percentage Variance
Medicare:			
Home Health	$ 648.0	$ 549.2	18.0%
Other	68.1	60.3	12.9%
Total Medicare	716.1	609.5	17.5%
Medicaid and Local Government	141.9	153.1	(7.3%)
Commercial Insurance and Other:			
Paid at episodic rates	53.2	29.3	81.8%
Other	389.2	437.4	(11.0%)
Total Commercial Insurance and Other	442.4	466.7	(5.2%)
Total net revenue	$1,300.4	$1,229.3	5.8%

For fiscal year 2008 as compared to fiscal year 2007, net revenues increased by $71 million, or 5.8 percent, to $1.30 billion from $1.23 billion.

Home Health

Home Health segment revenues are derived from all three payer groups: Medicare, Medicaid and Local Government and Commercial Insurance and Other. Fiscal 2008 net revenues were $942.5 million, an increase of $120.7 million or 14.7 percent from $821.8 million in fiscal 2007.

Revenues generated from Medicare were $648.0 million during fiscal 2008, an increase of 18.0 percent as compared to $549.2 million in fiscal 2007. Medicare revenues represented approximately 69 percent of total Home Health revenues in the 2008 fiscal year as compared to 67 percent of total Home Health revenues in the 2007 fiscal year.

The increases in Medicare revenues resulted from (i) growth of 11 percent in episodes of care driven primarily by increased volume in specialty programs in both existing and new markets and the impact of the HHCA and PHHC acquisitions; and (ii) increases in revenue per episode of approximately 7 percent. Factors contributing to the improvements in the revenue per episode include growth in the Company's therapy-based specialty programs that have a higher level of reimbursement and a shift in mix toward higher acuity cases. Medicare revenue growth, excluding the impact of HHCA and PHHC acquisitions, was approximately 13 percent. As a percentage of total Home Health Medicare revenues, Medicare revenues derived from the Company's specialty programs were approximately 31 percent in 2008 and 26 percent in 2007.

In addition, non-Medicare Prospective Payment System ("PPS") revenues, which are included in Commercial Insurance and Other and represent Medicare Advantage business paid at episodic rates, were $53.2 million for fiscal year 2008 as compared to $29.3 million for fiscal year 2007, an increase of $23.9 million or 82 percent.

Net revenues from the combination of Medicare and non-Medicare PPS business paid at episodic rates were $701.2 million in fiscal 2008, an increase of 21.2 percent from $578.5 million in fiscal 2007. Total episodes of care approximated 246,000 in fiscal 2008, an increase of over 13 percent from the 216,800 episodes of care serviced in fiscal 2007. Revenue per episode for the 2008 fiscal year was approximately $2,850, an increase of about 7 percent from revenue per episode of $2,670 in fiscal 2007, due primarily to the increase in revenues from the Company's specialty programs and services provided to higher acuity patients offset somewhat by a reduction in Medicare reimbursement rates which became effective on January 1, 2008. Medicare and non-Medicare PPS revenues as a percent of total Home Health net revenues were 74 percent for fiscal year 2008 as compared to 70 percent for fiscal year 2007.

Revenues from all other payer sources in fiscal 2008 were $241.3 million, consisting of Medicaid and Local Government revenues of $119.8 million and Commercial Insurance and Other revenues, excluding non-Medicare PPS revenues paid at episodic rates, of $121.5 million. Revenues from all other payer sources in fiscal 2007 were $243.3 million, consisting of Medicaid and Local Government revenues of $128.6 million and Commercial Insurance and Other revenues, excluding non-Medicare PPS revenues paid at episodic rates, of $114.7 million. The net decrease in Medicaid and Local Government revenues of $8.8 million, or 6.8 percent, and the net increase in Commercial Insurance and Other revenues, excluding non-Medicare PPS revenues paid at episodic rates, of $6.8 million, or 5.9 percent, resulted primarily from the Company's ongoing strategy to reduce or eliminate certain lower gross margin business as the Company continues to pursue acquisitions, more favorable commercial pricing and a higher mix of Medicare and non-Medicare PPS business paid at episodic rates.

CareCentrix

CareCentrix segment revenues were derived from the Commercial Insurance and Other payer group only. Fiscal 2008 net revenues were $232.7 million, a 20.0 percent decrease from $290.8 million reported in fiscal 2007, which was primarily related to the impact of the CareCentrix Transaction, effective September 25, 2008. Prior to the CareCentrix Transaction, net revenues relating to CareCentrix were approximately 8.5 percent higher in 2008 than the comparable period of 2007 due primarily to increased membership enrollments at Cigna and various other CareCentrix customers and the impact of new business relationships, offset somewhat by a decline in membership enrollments under capitated plans.

All Other

All Other segment net revenues are derived from the three major payer groups discussed above and represent total net revenues relating to the Company's other operating segments, including hospice, respiratory therapy and HME services, infusion therapy services and consulting. Net revenues for fiscal 2008 were $128.2 million as compared to fiscal 2007 net revenues of $121.8 million. The increase in net revenues of $6.4 million, or 5.3 percent, in fiscal 2008 was due primarily to the impact of the HHCA and Hospice of Charleston acquisitions in hospice ($5.7 million) and growth in the Company's respiratory therapy and HME business ($3.9 million) offset by slight declines in the other ongoing businesses, including hospice.

Medicare revenues were $68.1 million for fiscal 2008 as compared to $60.3 million for fiscal 2007. Medicaid and Local Government revenues amounted to $22.1 million for fiscal 2008 as compared to $24.5 million for fiscal 2007. Revenues derived from Commercial Insurance and Other payers for fiscal 2008 were $38.0 million as compared to $37.0 million for fiscal 2007.

Gross Profit

(Dollars in millions)	Fiscal Year 2008	2007	Variance
Gross profit	$582.5	$523.7	$58.8
As a percent of revenue	44.8%	42.6%	2.2%

Gross profit in fiscal 2008 increased $58.8 million or 11.2 percent, primarily from increased revenues and improvements in gross margin percentage, as compared to fiscal 2007.

As a percentage of net revenues, gross profit was 44.8 percent in fiscal 2008 as compared to 42.6 percent for fiscal 2007, an increase of 2.2 percent. From a total Company perspective, increases in Home Health segment gross margin percentage attributable to (i) significant changes in revenue mix, (ii) an increase in revenue per episode as discussed above, and (iii) the impact of acquisitions more than offset margin declines in CareCentrix and All Other.

The changes in revenue mix in the Home Health segment resulted from (i) organic revenue growth in Medicare, particularly in the Company's specialty programs, and non-Medicare PPS business and (ii) the elimination or reduction of certain low margin Medicaid and local government business and commercial business. The positive impact on gross profit percentage of the change in revenue mix and increase in revenue per episode were offset somewhat by incremental fuel costs and caregiver orientation costs. As a result of these factors, gross profit as a percentage of net revenues in the Home Health segment increased from 50.3 percent in fiscal 2007 to 51.8 percent in fiscal 2008.

CareCentrix gross profit as a percentage of revenues declined from 20.3 percent in fiscal 2007 to 18.3 percent in fiscal 2008. The decline was driven by the impact of an amendment to the Company's national homecare contract with Cigna, which occurred during the first quarter of 2008 and involved changes in pricing and product mix.

Gross profit as a percentage of net revenues in the All Other segment declined from 42.0 percent in fiscal 2007 to 40.8 percent in fiscal 2008. Gross profit in the All Other segment was impacted by depreciation expense of $5.0 million in fiscal 2008 as compared to $4.7 million for fiscal 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased $46.5 million to $490.5 million for the fiscal year ended December 28, 2008, as compared to $444.0 million for the year ended December 30, 2007.

The increase of $46.5 million for fiscal year 2008 as compared to the corresponding period of 2007 was primarily attributable to (i) Home Health segment field operating costs (approximately $19 million) to support higher revenue volume in the 2008 period as compared to the 2007 period and to train and educate employees in connection with new Medicare PPS rules, which became effective January 1, 2008, (ii) $15.1 million associated with acquired operations, (iii) incremental selling expenses in Home Health ($9.6 million) and All Other ($1.8 million) associated with increased headcount, (iv) a change in estimates relating to various state and local programs of approximately $2 million, (v) incremental provision for doubtful accounts of approximately $1.1 million, related to final resolution of a discontinued contract within the CareCentrix segment and certain receivable balances in the Home Health segment on legacy Healthfield systems, somewhat offset by a decline in required provisions within the All Other segment, (vi) increased depreciation and amortization expense (approximately $1.5 million), and (vii) incremental costs in information technology, finance and other corporate functional areas in support of the Company's organic and acquisition growth. These increases were partially offset by (i) a reduction in field operating costs resulting from the CareCentrix Transaction ($6.8 million), and (ii) lower equity based compensation expense ($1.1 million).

Depreciation and amortization expense included in selling, general and administrative expenses were $16.2 million for fiscal 2008 as compared to $14.7 million for fiscal 2007.

Selling, general and administrative expenses attributable to the CareCentrix segment were $24.9 million for the fiscal year ended December 28, 2008, as compared to $30.5 million for the year ended December 30, 2007.

Gain on Sale of Business, Net

The Company recorded a pre-tax gain of approximately $107.9 million, net of transaction-related costs of approximately $6.5 million, in connection with the CareCentrix Transaction. Since the Company's tax basis in CareCentrix exceeded total consideration relating to the CareCentrix Transaction, no tax expense was recorded and a capital loss carryforward was created in connection with the CareCentrix Transaction. At December 28, 2008, the Company has a capital loss carryforward of $22.2 million that will expire in 2013.

Interest Expense and Interest Income

For fiscal 2008 and fiscal 2007, net interest expense was approximately $17.1 million and $24.1 million, respectively, consisting primarily of interest expense of $19.4 million and $27.3 million, respectively, associated with the term loan borrowings, fees associated with the Company's credit agreement and outstanding letters of credit and amortization of debt issuance costs, partially offset by interest income of $2.3 million and $3.2 million, respectively, earned on investments and existing cash balances. The decrease in interest expense related primarily to (i) the Company's achievement of lowering its consolidated leverage ratio, triggering reductions in the margins on revolving credit and term loan borrowings, (ii) lower Eurodollar rates between fiscal years 2007 and 2008, and (iii) lower outstanding borrowings under the Company's term loan facility in the fiscal 2008 period. See Note 9 to the Company's consolidated financial statements.

Income before Income Taxes

Components of income before income taxes were as follows:

	Fiscal Year		
(Dollars in millions)	**2008**	**2007**	**Variance**
Operating Contribution:			
Home Health	$151.2	$122.0	$ 29.2
CareCentrix	18.1	29.1	(11.0)
All Other	12.5	13.8	(1.3)
Total Operating Contribution	181.8	164.9	16.9
Corporate expenses	(67.7)	(65.3)	(2.4)
Depreciation and amortization	(22.0)	(20.0)	(2.0)
Gain on sale of business, net	107.9	—	107.9
Interest (expense) income, net	(17.1)	(24.1)	7.0
Income before income taxes	$182.9	$ 55.5	$127.4
As a percent of revenue	14.1%	4.5%	9.6%

Income Taxes

The Company recorded a federal and state income tax provision of $29.4 million for fiscal 2008, representing a current tax provision of $15.3 million and a deferred tax provision of $14.1 million.

The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 16.1 percent for fiscal 2008 is primarily due to the impact of the CareCentrix Transaction, which resulted in the recognition of a pre-tax gain with no related tax provision as discussed above (approximately 21.4 percent), partially offset by state taxes and other items (approximately 2.5 percent).

The Company recorded a federal and state income tax provision of $22.8 million for fiscal 2007, representing a current tax provision of $1.8 million and a deferred tax provision of $21.0 million. The difference between the Federal statutory income tax rate of 35.0 percent and the Company's effective rate of 40.9 percent for fiscal 2007 is primarily due to (i) the impact of the adoption of Statements of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)") (approximately 2.2 percent), and (ii) state income taxes, net of a decrease in the state tax valuation allowance (4.4 percent), partially offset by (iii) a net reduction of $0.5 million of tax reserves associated with the expiration of the statute of limitations and various other items (approximately 0.7 percent).

Net Income

The Company recorded net income of $153.5 million, or $5.21 per diluted share, in fiscal 2008 compared to net income of $32.8 million, or $1.15 per diluted share, in fiscal 2007.

Net income for fiscal 2008 included: (i) a pre-tax gain of $107.9 million, or $3.72 per diluted share, related to the CareCentrix Transaction; and (ii) a pre-tax charge of $2.7 million, or $0.06 per diluted share, relating to costs associated with integration, merger and acquisition activities.

Net income for fiscal 2007 included: (i) a pre-tax charge of $2.4 million, or $0.05 per diluted share relating to restructuring and integration activities.

Year Ended December 30, 2007 Compared to Year Ended December 31, 2006

Net Revenues

A summary of the Company's net revenues by segment follows:

	Fiscal Year		
(Dollars in millions)	2007	2006	Percentage Variance
Home Health	$ 821.8	$ 746.9	10.0%
CareCentrix	290.8	267.5	8.7%
All Other	121.8	104.7	16.3%
Intersegment revenues	(5.1)	(12.5)	(59.2%)
Total net revenues	$1,229.3	$1,106.6	11.1%

Net revenues by major payer source are as follows:

	Fiscal Year		
(Dollars in millions)	2007	2006	Percentage Variance
Medicare:			
Home Health	$ 549.2	$ 455.3	20.6%
Other	60.3	53.8	12.1%
Total Medicare	609.5	509.1	19.7%
Medicaid and Local Government	153.1	174.2	(12.1%)
Commercial Insurance and Other:			
Paid at episodic rates	29.3	8.1	259.3%
Other	437.4	415.2	5.4%
Total Commercial Insurance and Other	466.7	423.3	10.3%
Total net revenue	$1,229.3	$1,106.6	11.1%

For fiscal year 2007 as compared to fiscal year 2006, net revenues increased by $123 million, or 11.1 percent, to $1.229 billion from $1.107 billion.

Home Health

Home Health segment revenues are derived from all three payer groups: Medicare, Medicaid and Local Government and Commercial Insurance and Other. Fiscal 2007 net revenues were $821.8 million, an increase of $74.9 million or 10.0 percent from $746.9 million in fiscal 2006.

Net revenues for fiscal 2007 as compared to fiscal 2006 were positively impacted by the acquisition of Healthfield, whose home health revenues were approximately $188 million for fiscal 2006. Healthfield revenues were included for ten months in the 2006 period as compared to a full year in fiscal 2007. As a result of a commingling of business and resources between legacy Gentiva branch locations and former Healthfield branch locations in selected markets in the southeast United States, it is not possible to provide specific net revenue information for former Healthfield locations for fiscal 2007.

Revenues generated from Medicare were $549.2 million during fiscal 2007, an increase of 20.6 percent as compared to $455.3 million in fiscal 2006. For branch locations that were part of either Gentiva or Healthfield for more than one year, Medicare revenues increased by 14 percent for fiscal 2007 as compared to fiscal 2006. Medicare revenues represented approximately 67 percent of total Home Health revenues in the 2007 fiscal year as compared to 61 percent of total Home Health revenues in the 2006 fiscal year.

The majority of Medicare revenue growth resulted from (i) increased volume in specialty programs in both new and existing locations as well as growth in traditional Medicare home health business, (ii) higher revenue per admission due to increases in the mix of patients with higher acuity levels, and (iii) reimbursement rate changes as noted below. The year-over-year comparison was also impacted by a Medicare special item of $1.9 million recorded and received during the first quarter of fiscal 2006 in settlement of the Company's appeal filed with the Provider Reimbursement Review Board ("PRRB") related to the reopening of its 1999 cost reports.

Medicare reimbursement rate changes included a 3.3 percent market basket increase that became effective for patients on service on or after January 1, 2007, partially offset by the elimination of the 5 percent rate increase related to home health services performed in specifically defined rural areas of the country (referred to as the rural add-on provision). These changes resulted in an overall rate change of approximately 2.5 percent in 2007 as compared to 2006.

Revenues from all other payer sources in fiscal 2007 were $272.6 million, consisting of Medicaid and Local Government revenues of $128.6 million and Commercial Insurance and Other revenues of $144.0 million. Revenues from all other payer sources in fiscal 2006 were $291.6 million, consisting of Medicaid and Local Government revenues of $152.3 million and Commercial Insurance and Other revenues of $139.3 million. The decreases for fiscal 2007 compared to fiscal 2006 resulted primarily from a reduction in Medicaid and Local Government revenues (approximately $23 million) and Commercial Insurance and Other revenues (approximately $12 million) at legacy Gentiva locations offset somewhat by incremental revenues from former Healthfield locations for fiscal 2007. The decrease in legacy Gentiva locations is primarily due to the Company's ongoing strategy of exiting certain low margin business as the Company continues to pursue more favorable commercial pricing and a higher mix of Medicare business.

CareCentrix

CareCentrix segment revenues were derived from the Commercial Insurance and Other payer group only. Fiscal 2007 net revenues were $290.8 million, an 8.7 percent increase from $267.5 million reported in fiscal 2006. The increase in net revenues for fiscal 2007 is due primarily to an increase in membership enrollments among its customers and the implementation of an exclusive contract in Georgia, offset somewhat by the absence of transitional revenues of approximately $11 million due to contractual changes with Cigna implemented during the first six months of 2006. Revenues derived from Cigna increased by approximately $23.2 million in fiscal 2007 as compared to fiscal 2006.

All Other

All Other segment revenues are derived from all three payer groups and include hospice, respiratory therapy and HME services, and infusion therapy net revenues, as well as revenues derived from consulting. Net revenues for fiscal 2007 were $121.8 million as compared to fiscal 2006 net revenues of $104.7 million. The increase in revenues in fiscal 2007 was due primarily to revenues generated from Healthfield operations subsequent to its acquisition on February 28, 2006.

Medicare revenues were $60.3 million for fiscal 2007 as compared to $53.8 million for fiscal 2006. Medicaid and Local Government revenues amounted to $24.5 million for fiscal 2007 as compared to $21.8 million for fiscal 2006. Revenues derived from Commercial Insurance and Other payers for fiscal 2007 were $37.0 million as compared to $29.0 million for fiscal 2006.

Gross Profit

	Fiscal Year		
(Dollars in millions)	**2007**	**2006**	**Variance**
Gross profit	$523.7	$462.3	$61.4
As a percent of revenue	42.6%	41.8%	0.8%

Gross profit in fiscal 2007 increased $61.4 million or 13.3 percent, primarily from increased revenues and improvements in gross margin percentage, as compared to fiscal 2006.

As a percentage of net revenues, gross profit was 42.6 percent in fiscal 2007 as compared to 41.8 percent for the fiscal 2006 period, an increase of 0.8 percent. From a total Company perspective, increases in Home Health segment gross margin percentage attributable to significant changes in revenue mix were somewhat offset by growth in the lower gross margin CareCentrix business and incremental depreciation in the respiratory therapy and HME business due to a change in early 2007 in the estimated useful lives of certain equipment. The changes in revenue mix in the Home Health segment resulted from (i) organic revenue growth in Medicare, particularly in the Company's specialty programs, and (ii) the elimination or reduction of certain low margin Medicaid and local government business and commercial business. These changes in revenue mix contributed to an increase in gross margin within the Home Health segment from 48.6 percent in fiscal 2006 to 50.3 percent in fiscal 2007.

In addition to reasons noted above, the increase in gross margin percentage for fiscal 2007 reflected the full year impact of the Healthfield acquisition and the corresponding increase in Medicare revenue at a traditionally higher gross margin than certain other business lines as well as productivity gains in the clinician workforce. This increase was partially offset by the Medicare special item recorded in the first quarter of 2006, as discussed above, which had a positive impact on gross profit of $1.9 million or 0.2 percent of revenues in fiscal 2006 and the positive impact of a $0.6 million change in estimate related to prior year contract revenue in CareCentrix.

Gross profit was impacted by depreciation expense of $5.3 million in fiscal 2007 as compared to $2.0 million for fiscal 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased $35.7 million to $444.0 million for the fiscal year ended December 30, 2007, as compared to $408.3 million for the year ended December 31, 2006.

The increase of $35.7 million for fiscal 2007 as compared to fiscal 2006 was primarily attributable to the impact of the Healthfield acquisition. Selling, general and administrative expenses associated with Healthfield's corporate and field locations, which averaged about $10 million per month in fiscal 2006, were included for ten months (from February 28, 2006, the Healthfield acquisition date) in fiscal 2006 but were included in the entire fiscal 2007. As a result of commingling of business and resources between legacy Gentiva locations and former Healthfield locations, it is not possible to provide specific selling, general and administrative expense information for former Healthfield locations for the fiscal 2007 period.

In addition to the impact of the Healthfield acquisition, selling, general and administrative expenses also increased during the fiscal 2007 due to (i) continuing investments in infrastructure and capacity necessary to accelerate growth in the All Other segment, (ii) incremental provision for doubtful accounts of approximately $1 million related to certain receivable balances in the All Other segment, (iii) increased costs in the Home Health segment to support higher revenue volume, (iv) incremental costs of $2.5 million relating to equity-based compensation, which was $6.8 million for fiscal 2007 and $4.3 million for fiscal 2006, (v) incremental depreciation and amortization expense of $1.5 million as noted below and (vi) incremental costs of approximately $3 million for employees and consultants to support information services and the Company's strategic technology projects, including the Company's new LifeSmart clinical management system. For fiscal 2007, the Company recorded a net charge of $0.3 million related to a positive adjustment of a lease obligation, offset by other various adjustments, compared to fiscal 2006, which included a positive adjustment of $0.9 million related to favorable legal settlements.

These increases during fiscal 2007 were offset somewhat by synergies realized in connection with the consolidation of certain Gentiva and Healthfield back office functions as well as lower restructuring and integration costs relating to the Healthfield acquisition and CareCentrix restructuring activities in fiscal 2006. The aggregate amount of restructuring and integration costs were $2.4 million for fiscal 2007 and $7.7 million for fiscal 2006.

Depreciation and amortization expense included in selling, general and administrative expenses were $14.7 million for fiscal 2007 as compared to $13.2 million for fiscal 2006.

Interest Expense and Interest Income

For fiscal 2007 and fiscal 2006, net interest expense was approximately $24.1 million and $21.4 million, respectively, consisting primarily of interest expense associated with the term loan borrowings, fees associated with the Company's credit agreement and outstanding letters of credit and amortization of debt issuance costs, partially offset by interest income of $3.2 million and $3.3 million, respectively, earned on short-term investments and existing cash balances.

Income before Income Taxes

Components of income before income taxes were as follows:

	Fiscal Year		
(Dollars in millions)	**2007**	**2006**	**Variance**
Operating Contribution:			
Home Health	$122.0	$ 94.5	$27.5
CareCentrix	29.1	24.7	4.4
All Other	13.8	18.6	(4.8)
Total Operating Contribution	164.9	137.8	27.1
Corporate expenses	(65.3)	(68.6)	3.3
Depreciation and amortization	(20.0)	(15.2)	(4.8)
Interest (expense) income, net	(24.1)	(21.4)	(2.7)
Income before income taxes	$ 55.5	$ 32.6	$22.9
As a percent of revenue	4.5%	2.9%	1.6%

Income Taxes

The Company recorded a federal and state income tax provision of $22.8 million for fiscal 2007, representing a current tax provision of $1.8 million and a deferred tax provision of $21.0 million. The difference between the Federal statutory income tax rate and the Company's effective rate of 40.9 percent for fiscal 2007 is primarily due to (i) the impact of the adoption of SFAS 123(R) (approximately 2.2 percent), and (ii) state income taxes, net of a decrease in the state tax valuation allowance (4.4 percent), partially offset by (iii) a net reduction of $0.5 million of tax reserves associated with the expiration of the statute of limitations and various other items (approximately 0.7 percent).

The Company recorded a federal and state income tax provision of $11.9 million for fiscal 2006, representing a current tax provision of $1.0 million and a deferred tax provision of $10.9 million. The difference between the Federal statutory income tax rate and the Company's effective rate of 36.4 percent for fiscal 2006 is primarily due to (i) the impact of the adoption of SFAS 123(R) (approximately 3.5 percent), and (ii) state income taxes, net of a decrease in the state tax valuation allowance (5.2 percent), partially offset by (iii) the release of $0.8 million of tax reserves associated with the expiration of the statute of limitations (approximately 2.5 percent), (iv) the adjustment of net deferred tax assets from 39 percent to 40 percent (approximately 1.7 percent), and (v) additional state net operating loss carryforwards resulting from the finalization of prior year state tax audits (approximately 2.1 percent) and various other items (1.0 percent).

Net Income

The Company recorded net income of $32.8 million, or $1.15 per diluted share, in fiscal 2007 compared to net income of $20.8 million, or $0.76 per diluted share, in fiscal 2006.

Net income for fiscal 2007 included: (i) pre-tax restructuring and integration costs of $2.4 million, or $0.05 per diluted share; and (ii) a net cost of $0.18 per diluted share representing a pre-tax charge of $6.8 million resulting from the adoption of SFAS 123(R) for equity-based compensation and its impact on the Company's effective tax rate.

Net income for fiscal 2006 included: (i) a special item related to Medicare, noted under the heading "Net Revenues" above, which had a positive pre-tax impact of $1.9 million, or $0.04 per diluted share; (ii) pre-tax restructuring and integration costs of $7.7 million, or $0.17 per diluted share; and (iii) a net cost of $0.14 per diluted share representing a pre-tax charge of $4.3 million resulting from the adoption of SFAS 123(R) for equity-based compensation and its impact on the Company's effective tax rate.

Liquidity and Capital Resources

Liquidity

The Company's principal source of liquidity is the collection of its accounts receivable. For healthcare services, the Company grants credit without collateral to its patients, most of whom are insured under third party commercial or governmental payer arrangements. Additional liquidity is provided from existing cash balances and the Company's credit arrangements, principally through its revolving credit facility, and could be provided in the future through the issuance of up to $300 million of debt or equity securities under a universal shelf registration statement filed with the SEC in September 2007.

During fiscal 2008, cash provided by operating activities was $70.7 million. The Company received net proceeds of $83.2 million from the sale of 69 percent of its equity interest in the CareCentrix unit and $24 million from the revolving credit facility. In addition, the Company generated cash from the issuance of common stock upon exercise of stock options and under the Company's Employee Stock Purchase Plan ("ESPP") of $11.5 million. For the fiscal year ended December 28, 2008, the Company used $83 million for the repayment of debt, $60.7 million for acquisitions, and $24.0 million of cash for capital expenditures.

The Company generated net cash from operating activities of $70.7 million for the year ended December 28, 2008 as compared to net cash provided by operating activities of $62.7 million for the year ended December 30, 2007. The increase of $8.0 million in net cash provided by operating activities between the 2007 and 2008 periods was primarily driven by an increase in cash provided by operations prior to changes in assets and liabilities ($7.7 million) and changes in accounts receivable and other assets ($13.7 million), offset by changes in current liabilities ($13.4 million).

Adjustments to add back non-cash items affecting net income are summarized as follows (in thousands):

	Fiscal Year Ended		
	December 28, 2008	December 30, 2007	Variance
OPERATING ACTIVITIES:			
Net income	$ 153,450	$32,828	$ 120,622
Adjustments to add back non-cash items affecting net income:			
Depreciation and amortization	22,044	20,014	2,030
Amortization of debt issuance costs	1,753	1,063	690
Provision for doubtful accounts	11,010	9,939	1,071
Reversal of tax audit reserves	—	(450)	450
Equity-based compensation expense	5,757	6,812	(1,055)
Windfall tax benefits associated with equity-based compensation	(2,227)	(856)	(1,371)
Gain on sale of business, net	(107,933)	—	(107,933)
Equity in net loss of affiliate	35	—	35
Deferred income tax expense	14,127	20,923	(6,796)
Total cash provided by operations prior to changes in assets and liabilities	$ 98,016	$90,273	$ 7,743

The $7.7 million difference in "Total cash provided by operations prior to changes in assets and liabilities" between fiscal year 2007 and fiscal year 2008 is primarily related to improvements in net income after adjusting for components of income that do not have an impact on cash, such as depreciation and amortization, equity-based compensation expense, gain on sale of business, net and deferred income taxes.

Cash flow from operating activities between the 2007 and 2008 reporting periods was positively impacted by $10.9 million as a result of changes in accounts receivable represented by the difference between a $36.4 million use of cash in the 2007 period and a $25.6 million use of cash in the 2008 period, exclusive of accounts receivable of acquisitions and dispositions as of the respective transaction dates. Cash flow from operating activities was positively impacted by $1.4 million as a result of changes in prepaid expenses and other current assets of ($2.1) million in the 2008 period as compared to ($3.5) million in the 2007 period.

Cash flow from operating activities between the 2007 and 2008 reporting periods was negatively impacted by $13.4 million as a result of changes in current liabilities represented by the difference between a $0.8 million use of cash in the 2008 period and a $12.6 million increase in cash flow in the 2007 period. A summary of the changes in current liabilities impacting cash flow from operating activities follows (in thousands):

	Fiscal Year Ended		
	December 28, 2008	December 30, 2007	Variance
OPERATING ACTIVITIES:			
Changes in current liabilities:			
Accounts payable	$ 127	$ 499	$ (372)
Payroll and related taxes	(1,085)	1,078	(2,163)
Deferred revenue	1,337	8,892	(7,555)
Medicare liabilities	(2,165)	(1,247)	(918)
Cost of claims incurred but not reported	(2,829)	4,859	(7,688)
Obligations under insurance programs	2,807	906	1,901
Other accrued expenses	1,058	(2,381)	3,439
Total changes in current liabilities	$ (750)	$12,606	$(13,356)

The primary drivers for the ($13.4) million difference resulting from changes in current liabilities that impacted cash flow from operating activities included:

- Accounts payable, which had a negative impact on cash of ($0.4) million and payroll and related taxes, which had a negative impact of ($2.2) million on the changes in operating cash flow between the 2007 and 2008 periods, primarily related to timing of payments.
- Deferred revenue, which had a negative impact of ($7.6) million on the changes in operating cash flow between the 2007 and 2008 reporting periods, exclusive of business acquired, primarily due to growth in Medicare and non-Medicare PPS business.
- Medicare liabilities, which had a negative impact of ($0.9) million on the changes in operating cash flow between the 2007 and 2008 reporting periods, primarily related to a reversal of a previously recorded reserve related to the MO175 issue as further discussed in Note 5 to the Company's consolidated financial statements.
- Cost of claims incurred but not reported, which had a negative impact of ($7.7) million on the changes in operating cash flows between the 2007 and 2008 reporting periods, primarily related to timing of claim payments between the 2007 and 2008 reporting periods up to the date of the CareCentrix Transaction.
- Obligations under insurance programs, which had a positive impact on the change in operating cash flow of $1.9 million between the 2007 and 2008 reporting periods, primarily as a result of an increase in health and welfare benefit liabilities due to an increase in the number of covered associates and benefits coverage.
- Other accrued expenses, which had a positive impact on the change in operating cash flow of $3.4 million between the 2007 and 2008 reporting periods, due primarily to accrued interest payable associated with the Company's term loan, restructuring reserves associated with integration activities, and accrued incentives and commissions reflecting increases in the sales force and eligible administrative associates under those plans and the Company's performance relative to targets set under the Company's incentive programs as well as changes in various other accrued expenses.

Working capital at December 28, 2008 was approximately $125 million, a decrease of $4 million, as compared to approximately $129 million at December 30, 2007, primarily due to:

- a $31 million decrease in short-term investments, primarily due to liquidation of auction rate securities and a classification change of approximately $13 million in auction rate securities to long-term investments;

- a $31 million decrease in accounts receivable, primarily due to the CareCentrix Transaction net of growth in the Company's Medicare and non-Medicare PPS revenues, receivables acquired in acquisitions and normal seasonal patterns;
- a $7 million decrease in deferred tax assets; and
- a $1 million decrease in prepaid expenses and other assets due to prepayments made in connection with the Company's insurance programs; offset somewhat by
- a $33 million increase in cash and cash equivalents and restricted cash, primarily related to the CareCentrix Transaction; and
- a $34 million decrease in current liabilities, consisting of decreases as a result of the CareCentrix Transaction in accounts payable ($12 million), and cost of claims incurred but not reported ($24 million). Additional changes in current liabilities consisted of increases in payroll and related taxes ($1 million), deferred revenue ($4 million), and obligations under insurance programs ($3 million), partially offset by decreases in current portion of long-term debt ($2 million), and other accrued expenses ($4 million).

The changes in current liabilities are further described above in the discussion on net cash flow from operating activities.

Days Sales Outstanding ("DSO") as of December 28, 2008 were 57 days, a decrease of three days from December 30, 2007. The decrease of three days in DSO was primarily driven by strong cash collections, particularly in the later part of 2008.

At the commencement of an episode of care under the Medicare and non-Medicare PPS for Home Health, the Company records accounts receivable and deferred revenue based on an expected reimbursement amount. Accounts receivable is adjusted upon the receipt of cash, and deferred revenue is amortized into revenue over the average patient treatment period. For information purposes, if net accounts receivable and deferred revenue were combined for purposes of determining an alternative DSO calculation to measure open net accounts receivable and recognized revenues, the alternative DSO would have been 46 days at December 28, 2008 and 52 days at December 30, 2007.

DSO at December 28, 2008 for Home Health and All Other were 57 and 53 days, respectively, compared to 59 and 61 days, respectively, at December 30, 2007. DSO for CareCentrix was 63 at December 30, 2007.

Accounts receivable aging by major payer sources of reimbursement were as follows (in thousands):

	December 28, 2008				
	Total	0 - 90 days	91 - 180 days	181 - 365 days	Over 1 year
Medicare	$117,311	$100,873	$11,043	$ 4,164	$1,231
Medicaid and Local Government	21,384	16,269	2,481	2,114	520
Commercial Insurance and Other	43,528	31,173	6,382	4,197	1,776
Self-Pay	3,205	1,249	893	729	334
Gross Accounts Receivable	$185,428	$149,564	$20,799	$11,204	$3,861

	December 30, 2007				
	Total	0 - 90 days	91 - 180 days	181 - 365 days	Over 1 year
Medicare	$ 93,992	$ 78,941	$10,335	$ 3,554	$1,162
Medicaid and Local Government	21,818	17,688	2,248	1,482	400
Commercial Insurance and Other	94,540	78,844	8,753	5,843	1,100
Self-Pay	6,888	2,236	2,355	1,913	384
Gross Accounts Receivable	$217,238	$177,709	$23,691	$12,792	$3,046

The Company participates in Medicare, Medicaid and other federal and state healthcare programs. The Company's revenue mix by major payer classifications was as follows:

	Fiscal Year		
	2008	2007	2006
Medicare	55%	50%	46%
Medicaid and Local Government	11	12	16
Commercial Insurance and Other:			
Paid at episodic rates	4	2	1
Other	30	36	37
Total net revenues	100%	100%	100%

Segment revenue mix by major payer classifications was as follows:

	Fiscal Year					
	2008		2007		2006	
	Home Health	All Other	Home Health	All Other	Home Health	All Other
Medicare	69%	53%	67%	50%	61%	51%
Medicaid and Local Government	13	17	16	20	20	21
Commercial Insurance and Other:						
Paid at episodic rates	5	—	3	—	1	—
Other	13	30	14	30	18	28
Total net revenues	100%	100%	100%	100%	100%	100%

CareCentrix revenues were all derived from the Commercial Insurance and Other payer group.

In November 2006, CMS announced an increase of 3.3 percent in Medicare home health rates (the "market basket increase") for episodes ending on or after January 1, 2007 and the elimination of a temporary 5 percent premium reflected in the reimbursement rate for specifically defined rural-areas of the country (the "rural add-on provision") for episodes that began on or after January 1, 2007. In August 2007, CMS published the "Home Health Prospective Payment System Refinement and Rate Update for Calendar Year 2008" that contains significant refinements to Medicare home health PPS including, among other things, a 3.0 percent market basket index update, effective January 1, 2008 and a multi-year reduction (2.75 percent for each of the years 2008 through 2010 and 2.71 percent for 2011) in the home health system payment rates to offset coding changes since the original implementation of PPS in 2000, known as "case mix creep". In October 2008, CMS provided for a 2.9 percent market basket index update effective January 1, 2009.

Medicare reimbursement rates for hospice services increased by 3.4 percent effective October 1, 2006. On June 29, 2007, CMS released a transmittal that confirmed an increase of 3.3 percent to the fiscal 2008 Medicare hospice annual update payment. On July 31, 2008, CMS announced that hospices serving Medicare beneficiaries would receive a 2.5 percent increase in their fiscal 2009 hospice payments. As a result of the stimulus package enacted in 2009, the fiscal 2009 updated increase for hospices serving Medicare beneficiaries will change from 2.5 percent to 3.6 percent retroactive to October 1, 2008. Effective January 1, 2009, CMS implemented a 9.5 percent reduction in rates on certain HME.

There are certain standards and regulations that the Company must adhere to in order to continue to participate in Medicare, Medicaid and other federal and state healthcare programs. As part of these standards and regulations, the Company is subject to periodic audits, examinations and investigations conducted by, or at the direction of, governmental investigatory and oversight agencies. Periodic and random audits conducted or directed by these agencies could result in a delay or adjustment to the amount of reimbursements received under these programs. Violation of the applicable federal and state health care regulations can result in the Company's exclusion from participating in these programs and can subject the Company to substantial civil and/or criminal penalties. The Company believes that it is currently in compliance with these standards and regulations. The Company's HME and respiratory business operates in certain markets that are potentially subject to a competitive bidding process for Medicare.

CareCentrix is party to a contract with Cigna, pursuant to which CareCentrix provided or contracted with third-party providers to provide various homecare services including direct home nursing and related services, home infusion therapies and certain other specialty medical equipment to patients insured by Cigna. For fiscal years 2008, 2007 and 2006, Cigna accounted for approximately 81 percent, 82 percent and 81 percent, respectively, of CareCentrix total net revenues, which in turn represented approximately 15 percent, 19 percent and 20 percent, respectively, of the Company's total net revenues. The decrease in Cigna revenues as a percent of the Company's total net revenues is primarily attributable to revenue growth in the Home Health segment and, for fiscal 2008, the CareCentrix Transaction.

Net revenues generated under capitated agreements with managed care payers were approximately 4 percent, 6 percent, and 8 percent of total net revenues for fiscal 2008, 2007 and 2006, respectively. As a result of the CareCentrix Transaction, beginning in the fourth quarter of fiscal 2008, the Company's revenues associated with capitated agreements are immaterial.

Credit Arrangements

The Company's credit agreement, which was entered into on February 28, 2006, provided for an aggregate borrowing amount of $445.0 million of senior secured credit facilities consisting of (i) a seven year term loan of $370.0 million repayable in quarterly installments of 1 percent per annum (with the remaining balance due at maturity on March 31, 2013) and (ii) a six year revolving credit facility of $75.0 million. On March 5, 2008, in accordance with the provisions of its credit agreement, the Company and certain of its lenders agreed to increase the revolving credit facility from $75.0 million to $96.5 million. Of the total revolving credit facility, $55 million is available for the issuance of letters of credit and $10 million was available for swing line loans.

Upon the occurrence of certain events, including the issuance of capital stock, the incurrence of additional debt (other than that specifically allowed under the credit agreement), certain asset sales where the cash proceeds are not reinvested, or if the Company has excess cash flow (as defined in the agreement), mandatory prepayments of the term loan are required in the amounts specified in the credit agreement.

In connection with the CareCentrix Transaction, the Company entered into the First Amendment to Credit Agreement dated as of August 20, 2008, which, among other things, provided for lenders' consent to the CareCentrix Transaction and required the Company to apply $58 million of the cash proceeds it received to pay down the Company's term loan. In addition, the Company was able to retain approximately $26 million of the cash proceeds for reinvestment into its businesses during a six month period following the CareCentrix Transaction; at the end of the six month period, remaining proceeds that are not invested will be used for additional term loan repayments. The Company incurred debt issuance costs of approximately $0.5 million associated with the First Amendment, which are netted against the gain on sale of business, net in the Company's consolidated financial statements.

Interest under the credit agreement accrues at Base Rate or Eurodollar Rate (plus an applicable margin based on the table presented below) for both the revolving credit facility and the term loan. Overdue amounts bear interest at 2 percent per annum above the applicable rate. The interest rates under the credit agreement are reduced if the Company meets certain reduced leverage targets as follows:

Revolving Credit Consolidated Leverage Ratio	Term Loan Consolidated Leverage Ratio	Margin for Base Rate Loans	Margin for Eurodollar Loans
≥ 3.5	≥ 3.5	1.25%	2.25%
< 3.5 & ≥ 3.0	< 3.5 & ≥ 3.0	1.00%	2.00%
< 3.0 & ≥ 2.5	< 3.0	0.75%	1.75%
< 2.5		0.50%	1.50%

The Company is also subject to a revolving credit commitment fee equal to 0.375 percent per annum (0.5 percent per annum prior to August 1, 2007) of the average daily difference between the total revolving credit commitment and the total outstanding borrowings and letters of credit, excluding amounts outstanding under swing loans. As of July 1, 2007, the Company achieved a consolidated leverage ratio of less than 3.5 and, as a result, the margin on revolving credit and term loan borrowings was reduced by 25 basis points, effective August 1, 2007. As of December 30, 2007, the Company achieved a consolidated leverage ratio below 3.0 and as a result triggered an additional 25 basis point reduction in the margin on revolving credit and term loan borrowings, effective February 14, 2008. As of September 28, 2008, the Company's consolidated leverage ratio fell below 2.5 and as a result lowered the Company's revolving credit margin by an additional 25 basis points, effective November 11, 2008. As of December 28, 2008, the consolidated leverage ratio was 2.2.

The credit agreement requires the Company to meet certain financial tests. These tests include a consolidated leverage ratio and a consolidated interest coverage ratio. The credit agreement also contains additional covenants which, among other things, require the Company to deliver to the lenders specified financial information, including annual and quarterly financial information, and limit the Company's ability to do the following, subject to various exceptions and limitations: (i) merge with other companies; (ii) create liens on its property; (iii) incur additional debt obligations; (iv) enter into transactions with affiliates, except on an arms-length basis; (v) dispose of property; (vi) make capital expenditures; and (vii) pay dividends or acquire capital stock of the Company or its subsidiaries. As of December 28, 2008, the Company was in compliance with the covenants in the credit agreement.

The credit agreement requires the Company to make quarterly installment payments on the term loan with the remaining balance due at maturity on March 31, 2013. The required quarterly installment payments are reduced by prepayments the Company may make. The administrative agent under the credit agreement has determined that the Company made sufficient prepayments to extinguish all required quarterly installment payments due under the credit agreement on the term loan, with any future prepayments to be applied against the balance due at maturity. During fiscal 2008, the Company made a $58.0 million payment on its term loan from the proceeds of the CareCentrix Transaction, made voluntary debt prepayments on the term loan of $1.0 million and borrowed and repaid $24.0 million under its revolving credit facility.

As of December 28, 2008, the Company had outstanding borrowings of $251.0 million under the term loan and outstanding letters of credit of $41.6 million. Following the bankruptcy filing in September 2008 of Lehman Commercial Paper, Inc. ("LCPI"), a participating lending institution in the Company's credit facility, the Company no longer has access to LCPI's pro rata share of the unused revolving credit facility and to the facility's swing line loan feature. As a result, the Company's unused and available credit line had been effectively reduced from $54.9 million to $45.5 million at December 28, 2008 and subsequently increased to $49.5 million as a result of reductions in the Company's outstanding letters of credit in January 2009.

The letters of credit, which expire one year from the date of issuance, were issued to guarantee payments under the Company's workers' compensation program and for certain other commitments. See Cash, Cash Equivalents and Restricted Cash in Note 2 to the Company's consolidated financial statements for further discussion. The Company also had outstanding surety bonds of $1.9 million at December 28, 2008 and December 30, 2007.

Guarantee and Collateral Agreement

The Company has entered into a Guarantee and Collateral Agreement, among the Company and certain of its subsidiaries, in favor of the administrative agent under the credit agreement (the "Guarantee and Collateral Agreement"). The Guarantee and Collateral Agreement grants a collateral interest in all real property and personal property of the Company and its subsidiaries, including stock of its subsidiaries. The Guarantee and Collateral Agreement also provides for a guarantee of the Company's obligations under the credit agreement by substantially all subsidiaries of the Company.

Capital Expenditures

The Company's capital expenditures for fiscal year 2008 were $24.0 million, as compared to $24.1 million for fiscal year 2007. The Company intends to make investments and other expenditures to upgrade its computer technology and system infrastructure and comply with regulatory changes in the industry, among other things. In this regard, management expects that capital expenditures will range between $20 million and $24 million for fiscal 2009. Management expects that the Company's capital expenditure needs will be met through operating cash flow and available cash reserves.

Cash Resources and Obligations

The Company had cash and cash equivalents of approximately $69.2 million as of December 28, 2008. During fiscal 2008, the Company replaced $21.8 million of its segregated cash funds with additional letters of credit as collateral under the Company's insurance programs. As of December 28, 2008, the Company had operating funds of approximately $4.6 million exclusively relating to a non-profit hospice operation in Florida. Interest on all restricted funds accrues to the Company.

The Company held investments in auction rate securities ("ARS") of $11.1 million at December 28, 2008. Based on the failures of auctions for these securities and the long-term maturities of the underlying securities (between three and 27 years), the Company reclassified its ARS as long-term investments on the Company's consolidated balance sheet during the first quarter of 2008. Based on the Company's expected operating cash flows, and its other sources of cash, the Company does not anticipate that the potential lack of liquidity on these investments will affect its ability to execute its current business plan. See Notes 2 and 4 to the Company's consolidated financial statements.

The Company anticipates that repayments to Medicare for partial episode payments and prior year cost report settlements will be made periodically throughout 2008. These amounts are included in Medicare liabilities in the accompanying consolidated balance sheets.

As of December 28, 2008, the Company had remaining authorization to repurchase an aggregate of 683,396 shares of its outstanding common stock. See Notes 10 and 17 to the Company's consolidated financial statements.

Contractual Obligations and Commercial Commitments

As of December 28, 2008, the Company had outstanding borrowings of $251 million under the term loan of its credit agreement. There were no borrowings under the revolving credit facility. Debt repayments, future minimum rental commitments for all non-cancelable leases and purchase obligations at December 28, 2008 are as follows (in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**More than 5 years**
Long-term debt obligations	$251,000	$ —	$ —	$251,000	$ —
Capital lease obligations	2,098	910	1,008	180	—
Operating lease obligations	81,705	27,237	37,830	14,339	2,299
Purchase obligations	7,763	2,588	5,175	—	—
Total	$342,566	$30,735	$44,013	$265,519	$2,299

During fiscal 2008, the Company made a $58.0 million payment on its term loan from the proceeds of the CareCentrix Transaction, made voluntary debt prepayments on the term loan of $1.0 million and repaid $24.0 million of borrowings under its revolving credit facility.

The Company had total letters of credit outstanding of approximately $41.6 million at December 28, 2008 and $20.1 million at December 30, 2007. The letters of credit, which expire one year from date of issuance, were issued to guarantee payments under the workers' compensation program and for certain other commitments. On April 7, 2008, the amount of collateral required under the Company's insurance programs was reduced and, as such, the Company's outstanding letters of credit were reduced by approximately $4.8 million. In January 2009, outstanding letters of credits were reduced by an additional $4.7 million to an aggregate amount of $36.9 million. The Company has the option to renew these letters of credit or set aside cash funds in a segregated account to satisfy the Company's obligations as further discussed above under the caption "Cash Resources and Obligations." In February 2008, the Company replaced $21.8 million of its segregated cash funds with additional letters of credit as collateral under the Company's insurance programs. The Company also had outstanding surety bonds of $1.9 million at December 28, 2008 and December 30, 2007.

The Company has no other off-balance sheet arrangements and has not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Management expects that working capital needs for fiscal 2009 will be met through operating cash flow and existing cash balances. The Company may also consider other alternative uses of cash including, among other things, acquisitions, voluntary prepayments on the term loan, additional share repurchases and cash dividends. These uses of cash may require the approval of its Board of Directors and may require the approval of the Company's lenders. If cash flows from operations, cash resources or availability under the credit agreement fall below expectations, the Company may be forced to delay planned capital expenditures, reduce operating expenses, seek additional financing or consider alternatives designed to enhance liquidity.

Additional items that could impact the Company's liquidity are discussed under "Risk Factors" in Item 1A of this report.

Litigation and Government Matters

The Company is a party to certain legal actions and government investigations. See Item 3, "Legal Proceedings" and Note 11 to the Company's consolidated financial statements.

Settlement Issues

PRRB Appeal

In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed the methodology it used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the Provider Reimbursement Review Board ("PRRB") concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary.

In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

The fiscal intermediary completed the reopening of all 1997, 1998 and 1999 cost reports and determined that the adjustment to allowable costs aggregated $15.9 million which the Company has received and recorded as adjustments to net revenues in the fiscal years 2004 through 2006. The time frame for resolving all items relating to the 2000 cost reports cannot be determined at this time.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and indefinite-lived intangibles are not amortized into results of operations, but instead are reviewed for impairment, and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill and indefinite-lived intangibles is more than its estimated fair value. The provisions of SFAS 142 require that a goodwill impairment test be performed annually or on the occasion of other events that indicate a potential impairment. The annual impairment test of goodwill and indefinite-lived intangibles was performed and indicated that there was no impairment for the fiscal years 2008, 2007 and 2006. Goodwill amounting to $308.2 million and $276.1 million was reflected in the accompanying consolidated balance sheets as of December 28, 2008 and December 30, 2007, respectively. The Company had indefinite-lived intangible assets of $215.6 million and $183.0 million recorded as of December 28, 2008 and December 30, 2007, respectively.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS 133. It requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Because SFAS 161 applies only to financial statement disclosures, it will not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company did not elect to adopt the fair value option under this Statement for any of the Company's existing financial assets and liabilities, except for the Company's preferred stock investment in CareCentrix Holdings.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained, noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact of adopting this standard and does not expect it to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This Statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued a FASB Staff Position ("FSP") that amends SFAS 157 to delay the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In February 2008, the FASB also issued a FSP that would exclude leasing transactions accounted for under SFAS No. 13, "Accounting for Leases", and its related interpretive accounting pronouncements. The Company is evaluating the impact that the adoption of SFAS 157 and related guidance will have on the Company's consolidated financial statements.

Impact of Inflation

The Company does not believe that the general level of inflation has had a material impact on its results of operations during the past three fiscal years.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, obligations under insurance programs, which include workers' compensation, professional liability, property and general liability and employee health and welfare insurance programs, and prior to the CareCentrix Transaction, the cost of claims incurred but not reported. A description of the critical accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Revenue Recognition

Revenues recognized by the Company are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these elements is reflected in net revenues in the consolidated statements of income. See further discussion of the elements below under the heading "Causes and Impact of Change on Revenue."

In addition, these elements can be impacted by the risk factors described in "Risks Related to Gentiva's Business and Industry" and "Risks Related to Healthcare Regulation," which appear in Part I, Item 1A of this report.

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renew automatically on an annual basis, unless terminated by either party.

Capitated Arrangements

The Company has capitated arrangements with certain managed care customers. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately 4 percent, 6 percent, and 8 percent of total net revenues for fiscal 2008, 2007 and 2006, respectively; the majority of such revenues were generated from the Company's CareCentrix business.

Prospective Payment System Reimbursements

Under PPS reimbursement, the Company estimates net revenues to be recorded based on a reimbursement rate which is determined using relevant data, such as the severity of the patient's condition, service needs and certain other factors, as well as applicable wage indices to give effect to geographic differences in wage levels. Billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Effective January 1, 2008, revenue is no longer subject to adjustment if there are significant changes in the patient's condition during the treatment period. However, there are now multiple thresholds for the number of therapy visits to be provided, increasing the complexity in determining the correct reimbursement rate, which may result in a greater number of episodes that are subject to revenue adjustments, although the adjustment amount per episode would decline. Deferred revenue of approximately $33.0 million and $29.0 million primarily relating to the PPS program was included in deferred revenue in the consolidated balance sheets as of December 28, 2008 and December 30, 2007, respectively.

Medicare Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home healthcare services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statements of income. There have not been any material revisions in established reserves for the periods presented in this filing.

Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of income in the period in which such gain contingencies are realized. As discussed further under the heading "Government Matters—PRRB Appeal" in Note 11 to the consolidated financial statements included in this report, the Company received and recorded an aggregate of $10.4 million during fiscal 2004 in settlement of the Company's appeal filed with the PRRB related to the reopening of all of its 1997 and 1998 cost reports. During fiscal 2005, the Company received and recorded $3.6 million in partial settlement of the PRRB appeal relating to its 1999 cost reports. The remaining 1999 cost report settlements of $1.9 million were received and recorded during fiscal 2006.

Causes and Impact of Change on Revenue

For each of the sources of revenue, the principal elements in addition to those described above which can cause change in the amount of revenue to be realized are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized; and (iv) other reasons unrelated to credit risk.

Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the elements described here and under each of the various sources of revenue can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described. While it is not possible to predict the degree of change of each element, we believe that changes in these elements could cause a change in estimate which could have a material impact on the consolidated financial statements. There have not been any material revisions in these estimates for the periods presented in this filing.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance at the time of billing and reduces the Company's revenue to expected reimbursement levels. Changes in contractual allowances, if any, are recorded each month. Changes in contractual allowances have not been material for the periods presented in this filing.

Accounts Receivable below further outlines matters considered with respect to estimating the allowance for doubtful accounts.

Accounts Receivable

Collection Policy

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in reimbursement experience, revenue adjustments and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmitting of claims when appropriate and filing appeals with payers for claims that have been denied. Collection procedures generally include follow up contact with the payer at least every 30 days from invoice date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts. There have not been any material revisions in this estimate for the periods presented in this filing.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. The Company analyzes historical collection trends, reimbursement experience and revenue adjustment trends by major payers including Medicare and other payers as well as by business lines, as an integral part of the estimation process related to determining the valuation allowance for accounts receivable. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts, which is reflected in selling, general and administrative expenses in the consolidated statements of income. During fiscal 2006, the Company recorded an incremental provision for doubtful accounts of approximately $1.5 million associated with the accounts receivable acquired in the Healthfield transaction. The allowance for doubtful accounts at December 28, 2008, December 30, 2007 and December 31, 2006 was $8.2 million, $9.4 million and $9.8 million, respectively. Additional information regarding the allowance for doubtful accounts can be found in Schedule II—Valuation and Qualifying Accounts on page 94 of this report.

Cost of Claims Incurred But Not Reported

The Company's accounting policy with respect to cost of claims incurred but not reported was utilized solely in the recording of the Company's CareCentrix operations which were disposed of in the CareCentrix Transaction, effective September 25, 2008. See Note 3 to the Company consolidated financial statements.

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional care centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported are determined based on this evaluation.

Each of the elements described above can effect change in the estimates, and the Company is not able to predict the degree of change that might be effected by a variation in one or more of the elements described. Because of the elements described above, these estimates may change in the future and could have a material impact on the Company's consolidated financial statements.

The cost of claims incurred for fiscal years 2008, 2007 and 2006 was $189.6 million, $230.6 million and $212.7 million, respectively. Differences in costs between fiscal years relate primarily to changes in business activity in the Company's CareCentrix operations during the reported periods. Cost of claims incurred but not reported, including any changes in estimate relating thereto, are reflected in cost of services and goods sold in the Company's consolidated statements of income. There has not been any material revisions in estimates of prior year costs related to cost of claims incurred for the periods presented in this filing.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The elements which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and changes in the estimate could have a material impact on the Company's consolidated financial statements.

Workers' compensation and professional and general liability costs were $15.8 million, $16.6 million and $20.6 million for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively. Differences in costs between fiscal years relate primarily to the number and severity of claims incurred in each reported period as well as changes in the cost of insurance coverage. Workers' compensation and professional liability claims, including any changes in estimate relating thereto, are recorded primarily in cost of services and goods sold in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500,000 per incident that occurred prior to March 15, 2002, and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company provides employee health and welfare benefits under a self insured program and maintains stop loss coverage for individual claims in excess of $175,000 for fiscal 2008. For fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, employee health and welfare benefit costs were $47.8 million, $39.4 million and $30.3 million, respectively. Differences in costs between fiscal years relate primarily to increased enrollment and the number and severity of individual claims incurred in each reported period. Changes in estimates of the Company's employee health and welfare claims are recorded in cost of services and goods sold for clinical associates and in selling, general and administrative costs for administrative associates in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company also maintains Directors and Officers liability insurance coverage with an aggregate limit of $60 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Generally, the fair market value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. The Company is exposed to market risk from fluctuations in interest rates. The interest rate on the Company's borrowings under the credit agreement can fluctuate based on both the interest rate option (i.e., base rate or LIBOR plus applicable margins) and the interest period. As of December 28, 2008, the total amount of outstanding debt subject to interest rate fluctuations was $251.0 million. A hypothetical 100 basis point change in short-term interest rates as of that date would result in an increase or decrease in interest expense of $2.5 million per year, assuming a similar capital structure.

Item 8. Financial Statements and Supplementary Data

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 28, 2008	December 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 69,201	$ 14,167
Restricted cash	—	22,014
Short-term investments	—	31,250
Receivables, less allowance for doubtful accounts of $8,227 and $9,437 at December 28, 2008 and December 30, 2007, respectively	177,201	207,801
Deferred tax assets	11,933	18,859
Prepaid expenses and other current assets	13,141	14,415
Total current assets	271,476	308,506
Long-term investments	11,050	—
Note receivable from affiliate	25,000	—
Investment in affiliate	23,264	—
Fixed assets, net	63,815	59,562
Intangible assets, net	250,432	211,602
Goodwill	308,213	276,100
Other assets	20,247	26,463
Total assets	$973,497	$882,233
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 2,304
Accounts payable	8,027	20,093
Payroll and related taxes	17,869	17,163
Deferred revenue	32,976	29,015
Medicare liabilities	6,680	7,985
Cost of claims incurred but not reported	—	24,321
Obligations under insurance programs	39,628	36,816
Other accrued expenses	40,895	42,282
Total current liabilities	146,075	179,979
Long-term debt	251,000	307,696
Deferred tax liabilities, net	64,262	48,572
Other liabilities	17,189	22,557
Shareholders' equity:		
Common stock, $.10 par value; authorized 100,000,000 shares; issued 28,993,390 and 28,104,750 shares at December 28, 2008 and December 30, 2007, respectively	2,899	2,810
Additional paid-in capital	334,687	314,747
Retained earnings	161,057	7,608
Accumulated other comprehensive loss	(1,170)	(737)
Treasury stock, 129,703 and 59,063 shares at December 28, 2008 and December 30, 2007, respectively	(2,502)	(999)
Total shareholders' equity	494,971	323,429
Total liabilities and shareholders' equity	$973,497	$882,233

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Net revenues	$1,300,438	$1,229,297	$1,106,588
Cost of services and goods sold	717,903	705,592	644,274
Gross profit	582,535	523,705	462,314
Selling, general and administrative expenses	(490,451)	(444,042)	(408,271)
Gain on sale of business, net	107,933	—	—
Interest expense	(19,377)	(27,285)	(24,685)
Interest income	2,290	3,204	3,284
Income before income taxes	182,930	55,582	32,642
Income tax expense	29,445	22,754	11,866
Income before equity in net loss of affiliate	153,485	32,828	20,776
Equity in net loss of affiliate	(35)	—	—
Net income	$ 153,450	$ 32,828	$ 20,776
Net income per common share:			
Basic	$ 5.37	$ 1.18	$ 0.78
Diluted	$ 5.21	$ 1.15	$ 0.76
Weighted average shares outstanding:			
Basic	28,578	27,798	26,480
Diluted	29,439	28,599	27,317

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE YEARS ENDED DECEMBER 28, 2008
(In thousands, except share amounts)

	Common Stock		Additional Paid-in	Retained Earnings/	Accumulated Other Comprehensive	Treasury	
	Shares	Amount	Capital	(Deficit)	Loss	Stock	Total
Balance at January 1, 2006	23,034,954	2,303	225,847	(45,996)	—	—	182,154
Comprehensive income:							
Net income	—	—	—	20,776	—	—	20,776
Unrealized loss on interest rate swap, net of tax	—	—	—	—	(886)	—	(886)
Total comprehensive income	—	—	—	20,776	(886)	—	19,890
Income tax benefits associated with the exercise of non-qualified stock options	—	—	3,032	—	—	—	3,032
Issuance of stock upon exercise of stock options and under stock plans for employees and directors	1,254,698	126	12,274	—	—	—	12,400
Issuance of stock in connection with Healthfield acquisition	3,194,137	319	53,016	—	—	—	53,335
Equity-based compensation expense	—	—	4,281	—	—	—	4,281
Treasury stock received from Healthfield escrow (47,489 shares)	—	—	—	—	—	(767)	(767)
Balance at December 31, 2006	27,483,789	2,748	298,450	(25,220)	(886)	(767)	274,325
Comprehensive income:							
Net income	—	—	—	32,828	—	—	32,828
Unrealized gain on interest rate swap, net of tax	—	—	—	—	149	—	149
Total comprehensive income	—	—	—	32,828	149	—	32,977
Income tax benefits associated with the exercise of non-qualified stock options	—	—	1,665	—	—	—	1,665
Equity-based compensation expense	—	—	6,812	—	—	—	6,812
Issuance of stock upon exercise of							—
stock options and under stock plans for employees and directors	620,961	62	7,820	—	—	—	7,882
Treasury stock received from Healthfield escrow (11,574 shares)	—	—	—	—	—	(232)	(232)
Balance at December 30, 2007	28,104,750	2,810	314,747	7,608	(737)	(999)	323,429
Comprehensive income:							
Net income	—	—	—	153,450	—	—	153,450
Unrealized loss on auction rate securities	—	—	—	—	(1,170)		(1,170)
Unrealized gain on interest rate swap, net of tax	—	—	—	—	737	—	737
Total comprehensive income	—	—	—	153,450	(433)	—	153,017
Income tax benefits associated with the exercise of non-qualified stock options	—	—	2,723	—	—	—	2,723
Equity-based compensation expense	—	—	5,757	—	—	—	5,757
Issuance of stock upon exercise of							—
stock options and under stock plans for employees and directors	888,640	89	11,460	(1)	—	—	11,548
Treasury stock received from Healthfield escrow (70,640 shares)	—	—	—	—	—	(1,503)	(1,503)
Balance at December 28, 2008	28,993,390	$2,899	$334,687	$161,057	$(1,170)	$(2,502)	$494,971

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
OPERATING ACTIVITIES:			
Net income	$ 153,450	$ 32,828	$ 20,776
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,044	20,014	15,241
Amortization of debt issuance costs	1,753	1,063	1,028
Provision for doubtful accounts	11,010	9,939	9,425
Loss on disposal / writedown of fixed assets	—	—	844
Equity-based compensation expense	5,757	6,812	4,281
Reversal of tax audit reserves	—	(450)	(800)
Windfall tax benefits associated with equity-based compensation	(2,227)	(856)	(1,804)
Gain on sale of business, net	(107,933)	—	—
Equity in net loss of affiliate	35	—	—
Deferred income tax expense	14,127	20,923	10,841
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	(25,555)	(36,423)	(2,424)
Prepaid expenses and other current assets	(2,118)	(3,531)	(2,344)
Accounts payable	127	499	(2,539)
Payroll and related taxes	(1,085)	1,078	(8,194)
Deferred revenue	1,337	8,892	(2,891)
Medicare liabilities	(2,165)	(1,247)	188
Cost of claims incurred but not reported	(2,829)	4,859	(5,814)
Obligations under insurance programs	2,807	906	2,414
Other accrued expenses	1,058	(2,381)	12,141
Other, net	1,107	(254)	1,078
Net cash provided by operating activities	70,700	62,671	51,447
INVESTING ACTIVITIES:			
Purchase of fixed assets	(24,004)	(24,064)	(24,407)
Proceeds from sale of business, net of cash transferred	83,160	—	—
Acquisition of businesses, net of cash acquired	(60,736)	(3,820)	(210,314)
Purchase of short-term investments available-for-sale	(28,000)	(96,850)	(176,495)
Maturities of short-term investments available-for-sale	46,250	89,925	201,920
Withdrawal from restricted cash	22,014	—	—
Net cash provided by (used in) investing activities	38,684	(34,809)	(209,296)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	11,547	7,882	12,400
Windfall tax benefits associated with equity-based compensation	2,227	856	1,804
Borrowings under revolving credit facility	24,000	—	—
Proceeds from issuance of debt	—	—	370,000
Home Health Care Affiliates debt repayments	(7,420)	—	—
Healthfield debt repayments	—	—	(195,305)
Other debt repayments	(83,000)	(32,000)	(28,000)
Changes in book overdrafts	—	—	(1,395)
Debt issuance costs	(557)	—	(6,930)
Repayment of capital lease obligations	(1,147)	(1,329)	(432)
Net cash (used in) provided by financing activities	(54,350)	(24,591)	152,142
Net change in cash and cash equivalents	55,034	3,271	(5,707)
Cash and cash equivalents at beginning of year	14,167	10,896	16,603
Cash and cash equivalents at end of year	$ 69,201	$ 14,167	$ 10,896
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 21,081	$ 27,469	$ 17,268
Income taxes paid	$ 10,561	$ 2,389	$ 2,840
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITY:			
Note receivable received in connection with the sale of CareCentrix	$ 25,000	$ —	$ —
Fair value of preferred stock received in connection with sale of CareCentrix	$ 23,299	$ —	$ —
Fixed assets acquired under capital lease	$ 675	$ 1,858	$ 513

During the fiscal year ended December 31, 2006, the Company issued 3,194,137 shares of common stock in connection with the acquisition of The Healthfield Group, Inc. on February 28, 2006. Subsequent thereto, 70,640, 11,574 and 47,489 shares of common stock in 2008, 2007 and 2006, respectively, were transferred as treasury shares from the Healthfield escrow account to satisfy certain pre-acquisition liabilities paid by the Company.

For fiscal years 2008, 2007 and 2006, deferred tax benefits associated with stock compensation deductions of $2.7 million, $1.7 million and $3.0 million, respectively, have been credited to shareholders' equity.

See notes to consolidated financial statements.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Gentiva® Health Services, Inc. ("Gentiva" or the "Company") provides comprehensive home health services throughout most of the United States. The Company conducts its operations through (i) its Home Health business segment, (ii) various smaller operating segments, including hospice, respiratory services and home medical equipment ("HME"), infusion therapy services and consulting, which are classified in the aggregate as "All Other" for segment reporting purposes, and (iii) for periods prior to September 25, 2008, its CareCentrix business segment. See Note 16 for a description of the Company's operating segments and financial information about its reportable segments.

On September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business for total consideration of approximately $135 million. See Notes 3 and 6 for additional information.

The Company's consolidated statements of income presented herein included the results of operations of CareCentrix for all periods prior to the CareCentrix Transaction and the Company's equity in the net earnings of CareCentrix Holdings Inc., the new holding company for CareCentrix, for the period from September 25, 2008 through December 28, 2008, the end of the Company's 2008 fiscal year.

During 2008, 2007 and 2006, the Company completed several acquisitions as further described in Note 3. The most significant transaction related to the acquisition of The Healthfield Group, Inc. ("Healthfield"), a regional provider of home healthcare, hospice and related services, on February 28, 2006. In connection with the Healthfield acquisition, the Company entered into a $445 million Credit Agreement and a Guarantee and Collateral Agreement. The impact of these acquisitions and the related agreements is reflected in the Company's results of operations and financial condition from their respective dates of acquisition. See Notes 3 and 7 for additional information.

Gentiva was incorporated in the State of Delaware on August 6, 1999 and became an independent publicly owned company on March 15, 2000.

Note 2. Summary of Critical and Other Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and, for the period subsequent to the CareCentrix Transaction, include the Company's equity in the net earnings of CareCentrix Holdings.

All significant intercompany balances and transactions have been eliminated. The Company's fiscal year ends on the Sunday nearest to December 31st, which was December 28, 2008 for fiscal 2008, December 30, 2007 for fiscal 2007 and December 31, 2006 for fiscal 2006.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, obligations under insurance programs, which include workers' compensation, professional liability, property and general liability and employee health and welfare insurance programs, and prior to the CareCentrix Transaction, the cost of claims incurred but not reported.

A description of the critical and other significant accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Critical Accounting Policies and Estimates

Revenue Recognition

Revenues recognized by the Company are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these elements is reflected in net revenues in the consolidated statements of income. See further discussion of the elements below under the heading "Causes and Impact of Change on Revenue."

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renew automatically on an annual basis, unless terminated by either party.

Capitated Arrangements

The Company has capitated arrangements with certain managed care customers. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately 4 percent, 6 percent, and 8 percent of total net revenues for fiscal 2008, 2007 and 2006, respectively; the majority of such revenues were generated from the Company's CareCentrix business.

Prospective Payment System Reimbursements

Under PPS reimbursement, the Company estimates net revenues to be recorded based on a reimbursement rate which is determined using relevant data, such as the severity of the patient's condition, service needs and certain other factors, as well as applicable wage indices to give effect to geographic differences in wage levels. Billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Effective January 1, 2008, revenue is no longer subject to adjustment if there are significant changes in the patient's condition during the treatment period. However, there are now multiple thresholds for the number of therapy visits to be provided, increasing the complexity in determining the correct reimbursement rate, which may result in a greater number of episodes that are subject to revenue adjustments, although the adjustment amount per episode would decline. Deferred revenue of approximately $33.0 million and $29.0 million primarily relating to the PPS program was included in deferred revenue in the consolidated balance sheets as of December 28, 2008 and December 30, 2007, respectively.

Medicare Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home healthcare services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statements of income. There have not been any material revisions in established reserves for the periods presented in this filing.

Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of income in the period in which such gain contingencies are realized. As discussed further under the heading "Government Matters—PRRB Appeal" in Note 11, the Company received and recorded an aggregate of $10.4 million during fiscal 2004 in settlement of the Company's appeal filed with the PRRB related to the reopening of all of its 1997 and 1998 cost reports. During fiscal 2005, the Company received and recorded $3.6 million in partial settlement of the PRRB appeal relating to its 1999 cost reports. The remaining 1999 cost report settlements of $1.9 million were received and recorded during fiscal 2006.

Causes and Impact of Change on Revenue

For each of the sources of revenue, the principal elements in addition to those described above which can cause change in the amount of revenue to be realized are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized; and (iv) other reasons unrelated to credit risk.

Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the elements described here and under each of the various sources of revenue can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described. While it is not possible to predict the degree of change of each element, we believe that changes in these elements could cause a change in estimate which could have a material impact on the consolidated financial statements. There have not been any material revisions in these estimates for the periods presented in this filing.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance at the time of billing and reduces the Company's revenue to expected reimbursement levels. Changes in contractual allowances, if any, are recorded each month. Changes in contractual allowances have not been material for the periods presented in this filing.

Accounts Receivable below further outlines matters considered with respect to estimating the allowance for doubtful accounts.

Accounts Receivable

Collection Policy

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in reimbursement experience, revenue adjustments and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmitting of claims when appropriate and filing appeals with payers for claims that have been denied. Collection procedures generally include follow up contact with the payer at least every 30 days from invoice date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts. There have not been any material revisions in this estimate for the periods presented in this filing.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. The Company analyzes historical collection trends, reimbursement experience and revenue adjustment trends by major payers including Medicare and other payers as well as by business lines, as an integral part of the estimation process related to determining the valuation allowance for accounts receivable. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts, which is reflected in selling, general and administrative expenses in the consolidated statements of income. During fiscal 2006, the Company recorded an incremental provision for doubtful accounts of approximately $1.5 million associated with the accounts receivable acquired in the Healthfield transaction. The allowance for doubtful accounts at December 28, 2008, December 30, 2007 and December 31, 2006 was $8.2 million, $9.4 million and $9.8 million, respectively. Additional information regarding the allowance for doubtful accounts can be found in Schedule II—Valuation and Qualifying Accounts on page 94 of this report.

Cost of Claims Incurred But Not Reported

The Company's accounting policy with respect to cost of claims incurred but not reported was utilized solely in the recording of the Company's CareCentrix operations which were disposed of in the CareCentrix Transaction, effective September 25, 2008. See Note 3.

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional care centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported are determined based on this evaluation.

Each of the elements described above can effect change in the estimates, and the Company is not able to predict the degree of change that might be effected by a variation in one or more of the elements described. Because of the elements described above, these estimates may change in the future and could have a material impact on the Company's consolidated financial statements.

The cost of claims incurred for fiscal years 2008, 2007 and 2006 was $189.6 million, $230.6 million and $212.7 million, respectively. Differences in costs between fiscal years relate primarily to changes in business activity in the Company's CareCentrix operations during the reported periods. Cost of claims incurred but not reported, including any changes in estimate relating thereto, are reflected in cost of services and goods sold in the Company's consolidated statements of income. There has not been any material revisions in estimates of prior year costs related to cost of claims incurred for the periods presented in this filing.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The elements which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and changes in the estimate could have a material impact on the Company's consolidated financial statements.

Workers' compensation and professional and general liability costs were $15.8 million, $16.6 million and $20.6 million for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively. Differences in costs between fiscal years relate primarily to the number and severity of claims incurred in each reported period as well as changes in the cost of insurance coverage. Workers' compensation and professional liability claims, including any changes in estimate relating thereto, are recorded primarily in cost of services and goods sold in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500,000 per incident that occurred prior to March 15, 2002, and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company provides employee health and welfare benefits under a self insured program and maintains stop loss coverage for individual claims in excess of $175,000 for fiscal 2008. For fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, employee health and welfare benefit costs were $47.8 million, $39.4 million and $30.3 million, respectively. Differences in costs between fiscal years relate primarily to increased enrollment and the number and severity of individual claims incurred in each reported period. Changes in estimates of the Company's employee health and welfare claims are recorded in cost of services and goods sold for clinical associates and in selling, general and administrative costs for administrative associates in the Company's consolidated statements of income. There have not been any material revisions in estimates of prior year costs for the periods presented in this filing.

The Company also maintains Directors and Officers liability insurance coverage with an aggregate limit of $60 million.

Other Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

The Company considers all investments with a maturity date three months or less from their date of acquisition to be cash equivalents. Restricted cash of $22.0 million at December 30, 2007 primarily represented segregated cash funds in a trust account designated as collateral under the Company's insurance programs. The Company, at its option, could access the cash funds in the trust account by providing equivalent amounts of alternative collateral. In February 2008, the Company transferred the majority of its segregated cash funds to an operating account and replaced the collateral with an equivalent amount of letters of credit issued under the Company's revolving credit facility. See Note 9. The Company had no restricted cash as of December 28, 2008.

The Company had operating funds of approximately $4.6 million and $5.8 million at December 28, 2008 and December 30, 2007, respectively, which exclusively relate to a non-profit hospice operation managed in Florida. Cash and cash equivalents also included amounts on deposit with several major financial institutions in excess of the maximum amount insured by the Federal Deposit Insurance Corporation. Management believes that these major financial institutions are viable entities.

Investments

Effective September 25, 2008, the Company holds a 31 percent equity interest in CareCentrix Holdings Inc. and accounts for its investment in this unconsolidated affiliate using the equity method of accounting, since the Company has the ability to exercise significant influence, but not control, over the affiliate. Significant influence is deemed to exist because the Company's ownership interest in the voting stock of the affiliate is between 20 percent and 50 percent, as well as through the Company's representation on the affiliate's Board of Directors. The Company's equity interest in CareCentrix Holdings Inc. is recorded in investment in affiliate in the accompanying consolidated balance sheet at December 28, 2008.

The Company's other short term and long term investments consist of auction rate securities ("ARS") and other debt securities with an original maturity of more than three months and less than one year on the acquisition date and are accounted for in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Investments in debt securities, if any, would be classified by individual security into one of three separate categories: available-for-sale, held-to-maturity or trading.

At December 28, 2008 and December 30, 2007, all such investments were categorized as available-for-sale. Available-for-sale investments are carried in the balance sheet at fair value. Unrealized gains and losses on available-for-sale investments are reflected in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Fair value is determined in accordance with the provisions of SFAS No. 157, "Fair Value Investments" ("SFAS 157"), as further discussed in Note 4. ARS are variable-rate debt securities with an interest rate that resets every 7, 28 or 35 days. In a stable market, these securities are expected to trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. Due to the auction rate reset feature the Company classifies ARS as short-term investments. During fiscal 2008, the Company reclassified ARS of approximately $13 million to long-term investments and recorded an unrealized loss of approximately $1.9 million due to reduced liquidity for these securities as a result of failed auctions. The Company expects to have the ability to hold these securities to maturity or until such time as the credit market recovers, and therefore the Company does not consider these securities to be other than temporarily impaired.

Inventory

Inventories, which are included in prepaid expenses and other current assets, are stated at the lower of cost or market. Cost is determined using the specific identification method. Inventories amounted to $2.4 million at December 28, 2008 and $2.3 million at December 30, 2007.

Fixed Assets

Fixed assets, including costs of Company developed software, are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the life of the improvement. See Note 8.

Home Medical Equipment

HME, which is included in fixed assets, is stated at cost and consists of medical equipment, such as hospital beds and wheelchairs, provided to in-home patients in the Company's respiratory therapy and HME operations. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment. See Note 8.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which broadens the criteria for recording intangible assets separate from goodwill. SFAS 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and indefinite-lived intangibles are not amortized into results of operations, but instead are reviewed for impairment, and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill or indefinite-lived intangibles is more than its estimated fair value.

The provisions of SFAS 142 also require that a goodwill impairment test be performed annually or on the occasion of other events that indicate a potential impairment. The annual impairment test of goodwill and indefinite-lived intangibles was performed and indicated that there was no impairment for the fiscal years 2008, 2007 and 2006. Goodwill amounted to $308.2 million and $276.1 million at December 28, 2008 and December 30, 2007, respectively. Indefinite-lived intangible assets of $215.6 million at December 28, 2008 and $183.0 million as of December 30, 2007 were included in intangible assets, net in the consolidated balance sheets.

The gross carrying amount and accumulated amortization of each category of identifiable intangible assets and goodwill as of December 28, 2008 and December 30, 2007 were as follows (in thousands):

	December 28, 2008			December 30, 2007			
	Home Health	All Other	Total	Home Health	All Other	Total	Useful Life
Amortized intangible assets:							
Covenants not to compete	$ 1,198	$ 275	$ 1,473	$ 1,198	$ 275	$ 1,473	5 Years
Less: accumulated amortization	(884)	(142)	(1,026)	(648)	(89)	(737)	
Net covenants not to compete	314	133	447	550	186	736	
Customer relationships	25,420	2,260	27,680	16,170	1,600	17,770	5-10 Years
Less: accumulated amortization	(5,819)	(645)	(6,464)	(3,390)	(362)	(3,752)	
Net customer relationships	19,601	1,615	21,216	12,780	1,238	14,018	
Tradenames	18,099	130	18,229	17,028	—	17,028	10 Years
Less: accumulated amortization	(5,005)	(11)	(5,016)	(3,217)	—	(3,217)	
Net tradenames	13,094	119	13,213	13,811	—	13,811	
Subtotal	33,009	1,867	34,876	27,141	1,424	28,565	
Indefinite-lived intangible assets:							
Certificates of need	211,530	4,026	215,556	179,011	4,026	183,037	Indefinite
Total identifiable intangible assets	$244,539	$ 5,893	$250,432	$206,152	$ 5,450	$211,602	
Goodwill	$258,612	$49,601	$308,213	$231,513	$44,587	$276,100	

For fiscal years 2008 and 2007, the gross carrying amount of certain identifiable intangible assets and goodwill increased as a result of acquisitions the Company completed (see Note 3) and for fiscal 2007 goodwill decreased by $0.4 million as a result of adjustment of certain net operating loss carryforwards relating to Healthfield.

For the fiscal years 2008, 2007 and 2006 amortization expense approximated $4.8 million, $3.9 million and $3.3 million, respectively. The estimated amortization expense for each of the five succeeding fiscal years approximates $5.1 million for fiscal year 2009, $5.0 million for fiscal year 2010, $4.8 million for fiscal years 2011 through 2012 and $4.4 million for fiscal year 2013.

Certificates of Need

A Certificate of Need ("CON") is a formal acknowledgement by a state government that a particular health care service, program or capital expenditure meets the identified needs of the state in providing health care to its population. For home health or hospice providers in certain regulated states, a CON functions as a permit or authorization to provide services in certain designated areas (i.e., counties or service areas) indefinitely. The CON process varies from state to state and is designed to prevent unnecessary duplication of services by regulating the number of providers that can engage in particular types of services within the service area. Currently, 17 states and the District of Columbia require CONs in order to operate a Medicare-certified home health agency, and 11 states and the District of Columbia require CONs in order to operate a Medicare-certified hospice agency. Without CON authority in these jurisdictions, a party is precluded from providing these services. The issuance of new CONs by most of these states has been very limited.

The amounts set forth in the table above for "Indefinite-lived intangible assets—Certificates of need" reflect the value of CONs acquired during fiscal 2006 and thereafter. The Company valued these CONs using an income approach and determined that these CONs represent a right to conduct business in otherwise restricted areas as discussed above and should be recognized as an intangible asset apart from goodwill in accordance with Paragraph 39 of SFAS No. 141, "Business Combinations" ("SFAS No. 141").

Gentiva has also classified the CONs as indefinite-lived, and therefore determined that the value of these CONs should not be amortized, in accordance with Paragraph 11 of SFAS No. 142. Paragraph 11 of SFAS No. 142 states that "if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite." The holder of a CON may provide services in CON-approved counties indefinitely as long as services continue to be provided in a manner consistent with and as authorized by the respective CON. Furthermore, CONs are not subject to obsolescence because of competition since the issuance of new CONs is subject to regulatory approval that is granted in part only if there is a "need" for services of the same type in the relevant market. That attribute is a major factor in the significant market value inherent in a CON.

Accounting for Impairment and Disposal of Long-Lived Assets

The Company evaluates the possible impairment of its long-lived assets, including intangible assets, which are amortized pursuant to the provisions of SFAS 142, under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying amount of the asset.

Equity-Based Compensation Plans

Prior to January 2, 2006, the Company accounted for equity-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Under this approach, the imputed cost of stock option grants and discounts offered under the Company's Employee Stock Purchase Plan ("ESPP") is disclosed, based on the vesting provisions of the individual grants, but not charged to expense.

Effective January 2, 2006, the Company adopted the fair value method of accounting for equity-based compensation arrangements in accordance with SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(R)"). Under the provisions of SFAS 123(R), the estimated fair value of share-based awards granted under the Company's equity-based compensation plans is recognized as compensation expense over the vesting period of the award. The Company used the modified prospective method of transition under which compensation expense is recognized for all share-based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and that remain unvested on the date of adoption. In accordance with the modified prospective method of transition to SFAS 123(R), the Company has not restated prior period financial statements to reflect compensation expense under SFAS 123(R).

The Company has several stock ownership and compensation plans, which are described more fully in Note 13.

Earnings Per Share

Basic and diluted earnings per share for each period presented have been computed by dividing net income by the weighted average number of shares outstanding for each respective period. The computations of the basic and diluted per share amounts are as follows (in thousands, except per share amounts):

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Net income	$153,450	$32,828	$20,776
Basic weighted average common shares outstanding	28,578	27,798	26,480
Shares issuable upon the assumed exercise of stock options and in connection with the employee stock purchase plan using the treasury stock method	861	801	837
Diluted weighted average common shares outstanding	29,439	28,599	27,317
Net income per common share:			
Basic	$ 5.37	$ 1.18	$ 0.78
Diluted	$ 5.21	$ 1.15	$ 0.76

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Uncertain tax positions must be more likely than not before a tax benefit is recognized in the financial statements. The benefit to be recorded is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. See Note 14.

Debt Issuance Costs

The Company amortizes deferred debt issuance costs over the term of its credit agreement. As of December 28, 2008 and December 30, 2007, the Company had unamortized debt issuance costs of $3.8 million and $5.0 million, respectively, recorded in other assets.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS 133. It requires entities to provide greater transparency about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Because SFAS 161 applies only to financial statement disclosures, it will not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company did not elect to adopt the fair value option under this Statement for any of the Company's existing financial assets and liabilities, except for the Company's preferred stock investment in CareCentrix Holdings.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained, noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact of adopting this standard and does not expect it to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and expands disclosures about fair value measurements. This Statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued a FASB Staff Position ("FSP") that amends SFAS 157 to delay the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. In February 2008, the FASB also issued a FSP that would exclude leasing transactions accounted for under SFAS No. 13, "Accounting for Leases", and its related interpretive accounting pronouncements. The Company is evaluating the impact that the adoption of SFAS 157 relating to non-financial assets and non-financial liabilities, and related guidance will have on the Company's consolidated financial statements.

Note 3. Dispositions and Acquisitions

CareCentrix Disposition

Effective September 25, 2008, the Company completed the disposition of 69 percent of its equity interest in the Company's CareCentrix ancillary care benefit management business, which was operated through Gentiva CareCentrix, Inc. ("CareCentrix") and Gentiva Health Services IPA, Inc ("IPA"), pursuant to a Stock Purchase Agreement dated as of August 20, 2008 among the Company, Gentiva Health Services Holding Corp., a wholly-owned subsidiary of the Company ("Gentiva Holding"), and a wholly-owned subsidiary of Water Street Healthcare Partners II, L.P., a Chicago-based private equity firm focused exclusively on the healthcare industry ("Buyer"). A restructuring involving CareCentrix and IPA took place prior to the sale. The restructuring and subsequent sale are referred to herein as the "CareCentrix Transaction." Total consideration for the CareCentrix Transaction approximated $135 million.

Pursuant to the restructuring, (i) Gentiva Holding contributed all of its rights, title and interests in and to all of the outstanding capital stock of IPA to CareCentrix, (ii) CareCentrix redeemed a portion of its outstanding shares of capital stock for two promissory notes issued to Gentiva Holding, namely (A) a redemption note in the principal amount of $38 million and (B) a seller note in the principal amount of $25 million, and (iii) Gentiva

Holding contributed all of its remaining shares of capital stock of CareCentrix to CareCentrix Holdings Inc., a wholly-owned subsidiary of Gentiva Holding ("CareCentrix Holdings"), in exchange for shares of preferred and common stock of CareCentrix Holdings.

In connection with the CareCentrix Transaction, total consideration to the Company consisted of: (i) cash proceeds of $84 million (which included payment in full of the $38 million redemption note), (ii) a $25 million note receivable bearing interest at 10 percent per annum, (iii) an estimated working capital adjustment of $1.4 million based on preliminary closing balance sheet, and (iv) reimbursement of $1.5 million of transaction related expenses incurred by the Company. In addition, the Company retained a 31 percent equity interest in CareCentrix Holdings, represented by 234,000 shares of preferred stock and 260,000 shares of common stock. The working capital adjustment is subject to change based on a final closing date balance sheet. Of the $84 million in cash proceeds received by the Company, $58 million was used to repay a portion of the Company's term loan under its credit agreement on the closing date.

The Company recorded its investment in the preferred stock of CareCentrix Holdings at fair value of $23.3 million as of the transaction closing date. The preferred stock carries a 12 percent cumulative dividend, to be paid as declared or upon liquidation or other allowed redemptions, and has a liquidation value of $100 per share plus the accumulated and unpaid dividends. In accordance with the provisions of Emerging Issues Task Force ("EITF") Abstract 01-2, Interpretations of APB Opinion No. 29, Issue 9, the Company's investment in common stock of CareCentrix Holdings was recorded on a carryover basis; therefore, the carrying value of the common stock at date of disposition was recorded at no value.

During fiscal year 2008, the Company recognized a pre-tax gain on the sale of approximately $107.9 million, net of approximately $6.5 million of transaction costs. Transaction costs included (i) approximately $4.7 million of professional fees and expenses, including fees associated with an amendment of the Company's credit facility, (ii) $1.2 million related to the write-off of capitalized development costs for software that will not be utilized following the transaction, and (iii) $0.6 million in additional amortization of deferred debt issuance costs related to the debt repayment. Approximately $1.5 million of transaction costs were paid by the Buyer.

Based on the preliminary closing balance sheet, the following net assets were disposed of in the sale (in thousands):

	Total
Cash	$ 306
Accounts receivable, net	52,896
Fixed assets, net	2,681
Other assets	666
Total assets	56,549
Accounts payable and accrued liabilities	(12,974)
Payroll and related taxes	(776)
Cost of claims incurred but not reported	(18,870)
Other accrued expenses	(3,365)
Total liabilities	(35,985)
Net assets disposed of	$ 20,564

Concurrent with the announcement of the CareCentrix Transaction, CareCentrix obtained an amendment to its contract with CIGNA Health Corporation ("Cigna") which, among other things, extended the term of the contract through January 31, 2014 with automatic renewals thereafter for successive one year terms unless and until either party provides at least 90 days prior to written notice of its election not to renew prior to the beginning of the next term.

Effective September 25, 2008, the Company also entered into a (i) Transition Services Agreement with CareCentrix to provide certain information services, finance and other support services generally for a period of up to one year or until such time as each support service can be effectively transitioned to CareCentrix and (ii) Management Services Agreement with CareCentrix pursuant to which the Company will provide financial and management advisory services to CareCentrix for a period of up to three years.

The Company's fiscal 2008 results of operations include the CareCentrix operating results through September 24, 2008 and include the Company's equity in the net earnings of CareCentrix Holdings for the period September 25, 2008 through December 28, 2008, the end of the Company's fiscal year 2008.

Acquisitions

Hospice of Charleston

Effective August 2, 2008, the Company acquired certain assets of Hospice of Charleston, a non-profit homecare company that provided hospice services, as well as home health services, for approximately $1.2 million, excluding transaction costs and subject to post-closing adjustments, which was funded from the Company's existing cash reserves. The acquisition will allow the Company to expand its home health services to three CON counties in and around Charleston, South Carolina.

Physicians Home Health Care

Effective June 1, 2008, the Company completed the acquisition of CSMMI, Inc., d/b/a Physicians Home Health Care ("PHHC"), a provider of home health services with three locations in Colorado, pursuant to an asset purchase agreement. Total consideration of $12 million, excluding transaction costs and subject to post-closing adjustments, consisted of $11.1 million paid at the time of closing, net of cash acquired of $0.9 million. The Company funded the purchase price using borrowings under its existing revolving credit facility. The Company acquired PHHC to extend its home health services into the state of Colorado.

Home Health Care Affiliates, Inc.

Effective February 29, 2008, the Company completed the acquisition of 100 percent of the equity interest in Home Health Care Affiliates, Inc. ("HHCA"), a provider of home health and hospice services with 14 locations in Mississippi. Total consideration of $55.6 million, excluding transaction costs and subject to post-closing adjustments, consisted of cash of $48.0 million and assumption of HHCA's existing debt and accrued interest, aggregating $7.4 million, which the Company paid off at the time of closing, net of cash acquired of $0.2 million. The Company funded the purchase price using (i) existing cash balances of $43.6 million and (ii) $12.0 million of borrowings under its existing revolving credit facility.

The Company acquired HHCA to expand and extend its services in the southeast United States. The Company had not previously provided any services in Mississippi, a state which requires providers to have a CON in order to operate a Medicare-certified home health agency. There have been no new CONs issued in Mississippi in recent years.

Baptist Home Care

Effective July 1, 2007, the Company acquired the home health operations as well as the respiratory and HME business of North Carolina Baptist Hospital pursuant to an asset purchase agreement. Total consideration of $3.8 million was paid in cash. The transaction, which included the acquisition of certain assets and the assumption of certain liabilities related to contracts and leases, was completed primarily to expand the Company's home health offerings in North Carolina.

Carolina Vital Care and Lazarus House Hospice

Effective May 12, 2006, the Company acquired the assets of Carolina Vital Care, a home infusion pharmacy business based in Charlotte, North Carolina, and commitments related to certain contracts and office leases with respect to the period after the closing date, pursuant to an asset purchase agreement for a purchase price of $3.8 million. The transaction allowed the Company to expand home infusion services in the Carolinas.

Effective May 19, 2006, the Company acquired certain assets and the operations of Lazarus House Hospice, a not-for-profit provider of licensed hospice services based in Tennessee, pursuant to an asset purchase agreement for a purchase price of $0.7 million. The transaction allowed the Company to expand hospice services into Tennessee.

The Company's acquisitions were accounted for in accordance with the provisions of SFAS No. 141, "Business Combinations". Accordingly, the results of operations for the acquisitions are included in the Company's consolidated financial statements from the respective acquisition dates. The purchase prices were allocated to the underlying assets acquired and liabilities assumed based on their estimated fair market value at the dates of the acquisitions. The Company determines the estimated fair values based on discounted cash flows and management's valuation of the intangible assets acquired.

The allocations of the purchase prices follow (in thousands):

	2008 Total	2007 Total
Cash	$ 1,072	$ —
Accounts receivable, net	7,865	200
Fixed assets, net	1,178	222
Identifiable intangible assets	43,630	4,095
Goodwill	32,033	3,695
Other assets	48	114
Total assets acquired	85,826	8,326
Accounts payable and accrued liabilities	(1,071)	—
Short-term and long-term debt	(7,457)	—
Deferred tax liability	(8,913)	—
Other liabilities	(6,672)	(15)
Total liabilities assumed	(24,112)	(15)
Net assets acquired	$ 61,714	$8,311

The valuation of the intangible assets by component and their respective useful life is as follows (in thousands):

	Total Intangible Assets		
	2008	2007	Useful life
Noncompete agreement	$ —	$ 275	5 years
Tradenames	1,201	—	10 years
Customer relationships	9,910	3,120	10 years
Certificates of need	32,519	700	indefinite
Total	$43,630	$4,095	

Healthfield

On February 28, 2006, the Company completed the acquisition of 100 percent of the equity interest of Healthfield, a regional provider of home healthcare, hospice and related services with approximately 130 locations primarily in eight southeastern states. Total consideration for the acquisition was $466.0 million in cash and shares of Gentiva common stock, including transaction costs of $11.2 million. Total consideration included $2.0 million in adjustments recorded since the acquisition to reflect a change in estimate relating to the final true-up of working capital and net debt as of the Healthfield closing date, as well as incremental closing costs. The Company received, in interim settlements of escrow claims, fair value through the return of shares of Gentiva common stock (see Note 11) as follows (in thousands, except share amounts):

	Fair Value	Shares
December 29, 2006	$ 767	47,489
June 29, 2007	232	11,574
February 28, 2008	972	45,229
June 25, 2008	426	21,413
December 22, 2008	105	3,998
Total	$2,502	129,703

Final consideration is subject to various post closing adjustments.

In connection with the acquisition, the Company repaid Healthfield's existing long-term debt, including accrued interest and prepayment penalties, aggregating $195.3 million. The Company funded the purchase price using (i) $363.3 million of borrowings under a new senior term loan facility, exclusive of debt issuance costs (see Note 9); (ii) 3,194,137 shares of Gentiva common stock at a fair value of $53.3 million, determined based on the average stock price for the period beginning two days prior and ending two days after the measurement date, February 24, 2006; and (iii) existing cash balances of $49.4 million.

The Company acquired Healthfield to strengthen and expand the Company's presence in the southeastern United States, which has favorable demographic trends and includes important CON states; diversify the Company's business mix; provide a meaningful platform for the Company to enter the hospice business, as well as expansion into respiratory therapy and HME services and infusion therapy as a direct provider of services; and expand its specialty programs.

The transaction was accounted for in accordance with the provisions of SFAS No. 141. Accordingly, Healthfield's results of operations are included in the Company's consolidated financial statements from the acquisition date. The purchase price was allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired is recorded as goodwill. The Company has determined the estimated fair values based on discounted cash flows, quoted market prices, and management's valuation of the intangible assets acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date, inclusive of an adjustment made during fiscal 2007 as further described in "Goodwill and Other Intangible Assets" (in thousands):

	Total
Cash	$ 13,705
Accounts receivable	48,716
Deferred tax assets	8,636
Fixed assets	12,912
Identifiable intangible assets	208,898
Goodwill	265,640
Other assets	3,074
Total assets	561,581
Accounts payable and accrued liabilities	(50,359)
Short-term and long-term debt	(195,305)
Deferred tax liability	(45,700)
Other liabilities	(899)
Total liabilities assumed	(292,263)
Net assets acquired	$ 269,318

The valuation and useful lives of the intangible assets by component and assignment to reportable segments are as follows (in thousands):

	Home Health	All Other	Total	Useful Life
Intangible assets:				
Tradenames	$ 15,881	$ —	$ 15,881	10 Years
Customer relationships	10,680	—	10,680	10 Years
Certificates of need	178,311	4,026	182,337	Indefinite
Total	$204,872	$ 4,026	$208,898	
Goodwill	$223,220	$42,420	$265,640	

The Company expects that between 15 percent and 20 percent of the aggregate amount of goodwill and identifiable intangible assets will be amortizable for tax purposes.

Pro Forma Results

The following unaudited pro forma financial information presents the combined results of operations of the Company and Healthfield as if the acquisition had occurred at January 2, 2006, the beginning of fiscal 2006. The pro forma results presented below for the fiscal year 2006 combine the results of the Company and the historical results of Healthfield from January 1, 2006 through February 28, 2006 (in thousands, except per share data):

	Fiscal Year 2006
Net revenues	$1,157,109
Net income	$ 20,959
Net income per common share:	
Basic	$ 0.78
Diluted	$ 0.75
Weighted average shares outstanding:	
Basic	26,981
Diluted	27,818

The pro forma results above reflect adjustments for (i) interest on debt incurred, at the Company's weighted average interest rate of 7.1 percent as of the date of acquisition, (ii) amortization of identifiable intangibles related to the Healthfield acquisition and (iii) income tax provision at a normalized tax rate of 39 percent for each period. The information presented above is for illustrative purposes only and is not necessarily indicative of results that would have been achieved if the acquisition had occurred as of the beginning of the Company's fiscal year.

Note 4. Fair Value of Financial Instruments

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS 157. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The three levels of inputs are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial Assets

In accordance with SFAS 157, the Company's fair value hierarchy for its financial assets (cash equivalents and investments) and selected financial liabilities measured at fair value on a recurring basis was as follows (in thousands):

	December 28, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$57,969	$—	$ —	$57,969
Municipal bonds	—	—	11,050	11,050
Total assets	$57,969	$—	$11,050	$69,019

Money market funds represent cash equivalents and were classified in cash and cash equivalents in the Company's consolidated balance sheet at December 28, 2008. Level 3 assets consist of AAA-rated municipal bonds with an auction reset feature ("ARS") whose underlying assets are student loans which are substantially backed by the federal government. Amortized cost of the bonds approximates $13.0 million at December 28, 2008. The securities have been classified as level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. In February 2008, auctions began to fail for these securities. Based on the overall failure rate of these auctions, the frequency of the failures, and the maturities of the municipal bonds (which range between three and 27 years), the Company has classified $13.0 million of ARS as long-term investments on the Company's consolidated balance sheet. In addition, while these ARS are categorized as available for sale, the Company expects to have the ability to hold these securities to maturity or until such time as the credit market recovers, and therefore the Company does not consider these securities to be other than temporarily impaired.

The carrying amount of the Company's cash and cash equivalents, restricted cash, accounts receivable, accounts payable and certain other current liabilities approximates fair value because of their short maturity.

The following table provides a summary of changes in fair value of the Company's level 3 financial assets (in thousands):

	Total
Balance at December 30, 2007	$ —
Transfers in of level 3 securities	13,000
Unrealized loss on level 3 securities	(1,950)
Balance at December 28, 2008	$11,050

As of December 28, 2008, the Company had unrealized losses on ARS, net of tax, of $1.2 million recorded in accumulated other comprehensive loss in the Company's consolidated balance sheet.

Cash Flow Hedge

From July 2006 through June 2008, the Company utilized a derivative instrument to help manage interest rate risk, consisting of a two year interest rate swap agreement designated as a cash flow hedge of the variability of cash flows associated with a portion of the Company's variable rate term loan (see Note 9).

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), the derivative instrument was recorded at fair value. Changes in the fair value of the derivative were reported in shareholders' equity in accumulated other comprehensive income (loss) until earnings were affected by the hedged item. The effectiveness of the Company's derivative was assessed at inception and re-assessed on an ongoing basis, with any ineffective portion of the designated hedge reported currently in earnings. As of December 30, 2007, the Company had unrealized losses, net of tax, on the derivative of $0.7 million recorded in accumulated other comprehensive loss in the Company's consolidated balance sheet. The interest rate swap agreement ended on June 29, 2008, and the portion of the Company's term loan covered under the agreement reverted to the variable rate alternatives available under the Company's credit agreement.

Note 5. Net Revenues and Accounts Receivable

Net Revenues

Net revenues by major payer classification were as follows (in thousands):

	Fiscal Year		
	2008	2007	2006
Medicare	$ 716,074	$ 609,547	$ 509,049
Medicaid and Local Government	141,953	153,078	174,193
Commercial Insurance and Other	442,411	466,672	423,346
Total net revenues	$1,300,438	$1,229,297	$1,106,588

Net revenues in Home Health and All Other segments were derived from all major payer classes. CareCentrix net revenues were 100 percent attributable to the Commercial Insurance and Other payer source.

CareCentrix is a party to a contract with Cigna, pursuant to which CareCentrix provided or contracted with third-party providers to provide various homecare services, including direct home nursing and related services, home infusion therapies and certain other specialty medical equipment to patients insured by Cigna. For fiscal years 2008, 2007 and 2006, Cigna accounted for approximately 81 percent, 82 percent and 81 percent, respectively, of CareCentrix total net revenues, which in turn represented approximately 15 percent, 19 percent and 20 percent, respectively, of the Company's total net revenues.

Net revenues generated under capitated agreements with managed care payers were approximately 4 percent, 6 percent, and 8 percent of total net revenues for fiscal 2008, 2007 and 2006, respectively. As a result of the CareCentrix Transaction, beginning in the fourth quarter of fiscal 2008, the Company's net revenues associated with capitated agreements are immaterial.

No other commercial payer accounted for 10 percent or more of the Company's total net revenues in any of the reported periods.

Medicare MO 175 Issue

During fiscal 2004, CMS determined that home care providers should have received lower reimbursements for certain services rendered to beneficiaries discharged from inpatient hospitals within 14 days immediately preceding admission to home healthcare (known as the "MO 175 issue".) As a result, the Company had recorded Medicare liabilities relating to the MO 175 issue of $1.0 million in 2004 and $0.7 million in 2006 in connection with the Healthfield acquisition. In late December 2006, Medicare began recouping amounts for these items. In December 2008, Medicare announced it was no longer pursuing reimbursement for this issue for fiscal years 2001 through 2004 and, as such, the Company reversed the remaining reserve relating to the MO 175 issue of approximately $1.3 million into income.

Other Settlements

During the fourth quarter of fiscal 2008, the Company recorded a pre-tax charge of approximately $1.8 million in connection with changes in estimated settlements relating to reimbursement for services performed in prior years under various Federal, state and local programs.

Accounts Receivable

Accounts receivable attributable to major payer sources of reimbursement are as follows:

	December 28, 2008		December 30, 2007	
Medicare	$117,311	63%	$ 93,992	43%
Medicaid and Local Government	21,384	12	21,818	10
Commercial Insurance and Other	46,733	26	101,428	47
Gross Accounts Receivable	185,428	100%	217,238	100%
Less: Allowance for doubtful accounts	(8,227)		(9,437)	
Net Accounts Receivable	$177,201		$207,801	

The Commercial Insurance and Other payer group included self-pay accounts receivable relating to patient co-payments of $3.2 million and $6.9 million as of December 28, 2008 and December 30, 2007, respectively.

Note 6. Note Receivable from and Investment in Affiliate

Effective September 25, 2008, the Company holds 31 percent equity of CareCentrix Holdings, whose CareCentrix subsidiary is a leading national provider of ancillary care benefit management services for major managed care organizations, which was formed in connection with a restructuring and subsequent sale of a 69 percent ownership interest to Water Street Healthcare Partners. The Company's investment consists of 234,000 shares of preferred stock, carrying a 12 percent cumulative dividend, and 260,000 shares of common stock. The Company recorded its preferred stock investment at fair value of $23.3 million as of the transaction closing date, based on an independent valuation analysis of the preferred shares.

In accordance with the provisions of EITF Abstract 01-2, Interpretations of APB Opinion No. 29, Issue 9, the Company's investment in common stock was recorded on a carryover basis; therefore, the carrying value of the common stock at September 25, 2008 was recorded at no value. The Company accounts for its investment in affiliate using the equity method of accounting and recognized approximately $35 thousand of equity in the net loss of affiliate for the period beginning with the date of sale (September 25, 2008) through December 28, 2008.

The Company also holds a $25 million convertible subordinated promissory note from CareCentrix, which bears interest at a fixed rate of 10 percent, payable quarterly provided that CareCentrix remains in compliance with its senior debt covenants. The principal is due on the earliest of March 25, 2014, a public offering by CareCentrix Holdings, or a sale of CareCentrix Holdings.

The Company has not elected fair value treatment of its note receivable from affiliate and investment in affiliate and related financial assets, except for the Company's preferred stock investment in CareCentrix Holdings, under SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities, ("SFAS 159").

The following provides summarized unaudited financial information for the unconsolidated significant equity investment in CareCentrix Holdings, for the balance sheet as of December 28, 2008 and for the period September 25, 2008 through December 28, 2008, as indicated below (in thousands):

	December 28, 2008
Current assets	$ 69,245
Noncurrent assets	$152,661
Current liabilities	$ (51,185)
Noncurrent liabilities	$ (89,758)

	For the Period from September 25, 2008 through December 28, 2008
Net revenue	$ 86,330
Gross profit	$ 15,611
Net loss	$ (113)

Note 7. Restructuring, Integration Costs and Other Special Charges

During fiscal years 2008, 2007 and 2006, the Company recorded restructuring and integration costs and other special charges aggregating $2.7 million, $2.4 million and $7.7 million, respectively, as further discussed below.

CareCentrix Restructuring Activities

During fiscal 2006, the Company recorded charges of $0.7 million in connection with a restructuring plan, initiated in the fourth quarter of fiscal 2005, associated with its CareCentrix operations. This plan included the closing and consolidation of two regional care centers in response to changes primarily in the nature of services provided to Cigna members under an amended contract which became effective February 1, 2006. The Company completed this restructuring during the second quarter of fiscal 2006.

Integration Activities

The Company recorded charges of $2.3 million and $6.1 million during fiscal years 2007 and 2006, respectively, in connection with integration activities relating to the Healthfield acquisition. Charges included severance costs in connection with the termination of personnel, discretionary bonuses to certain employees in connection with the Healthfield acquisition, write-off of prepaid fees in connection with the former credit facility that was terminated on February 28, 2006, and the write-off of developed software for which there was determined to be minimal value. During fiscal 2008, the Company recorded $2.7 million of charges related to back office and system integration, as well as professional fees and other costs associated with its merger and acquisition activities.

All Other Restructuring Activities

During fiscal years 2007 and 2006, the Company recorded charges of $0.1 million and $0.9 million, respectively, in connection with a restructuring plan associated with its hospice operations. Charges include severance costs in connection with the termination of personnel and lease costs associated with the closing of some facilities. The Company completed this restructuring during the third quarter of 2007.

The costs incurred and cash expenditures associated with restructuring and integration activities during fiscal years 2008, 2007 and 2006 were as follows (in thousands):

	Compensation and Severance Costs	Facility Lease Costs	Other Special Charges	Total
Beginning balance at January 1, 2006	$ 770	$ —	$ —	$ 770
Charge in 2006	4,648	723	2,342	7,713
Cash expenditures	(4,137)	(723)	(1,638)	(6,498)
Asset write off	—	—	(702)	(702)
Ending balance at December 31, 2006	1,281	—	2	1,283
Charge in 2007	1,218	247	868	2,333
Cash expenditures	(1,958)	(247)	(870)	(3,075)
Ending balance at December 30, 2007	$ 541	$ —	$ —	$ 541
Charge in 2008	882	83	1,738	2,703
Cash expenditures	(1,324)	(83)	(1,738)	(3,145)
Ending balance at December 28, 2008	$ 99	$ —	$ —	$ 99

Fiscal 2002

In connection with a restructuring plan adopted in fiscal year 2002, the Company had remaining lease obligations of $0.2 million and $0.3 million at December 28, 2008 and December 30, 2007, respectively. During the fiscal year 2007, the Company recorded a positive adjustment of $0.8 million in selling, general and administrative expenses in connection with the extension of a sub-lease agreement.

The balance of unpaid charges relating to all restructuring and integration activities aggregated $0.3 million at December 28, 2008 and $0.8 million at December 30, 2007, which was included in other accrued expenses in the consolidated balance sheets.

Note 8. Fixed Assets, Net

(in thousands)	Useful Lives	December 28, 2008	December 30, 2007
Land	Indefinite	$ 730	$ 1,180
Building	30 Years	2,938	2,938
Computer equipment and software	3-5 Years	92,659	85,634
Home medical equipment	4 Years	15,595	12,050
Furniture and fixtures	5 Years	30,645	30,419
Leasehold improvements	Lease Term	16,375	15,281
Machinery and equipment	5 Years	5,345	4,512
		164,287	152,014
Less accumulated depreciation		(100,472)	(92,452)
		$ 63,815	$ 59,562

Depreciation expense was approximately $17.2 million in fiscal 2008, $16.1 million in fiscal 2007 and $11.9 million in fiscal 2006.

During fiscal 2008 and fiscal 2006, the Company recorded a write-down of approximately $0.5 million and $0.7 million, respectively (see Note 7) relating to developed software for which it was determined there was minimal future value. In connection with the CareCentrix Transaction, the Company recorded a $1.2 million write-off of capitalized development costs for software that will not be utilized following the transaction.

Computer equipment and software at December 28, 2008 and December 30, 2007 included deferred software development costs of $31.8 million and $26.3 million, respectively, primarily related to the Company's LifeSmart clinical management system which is in development and is not yet being depreciated.

At December 28, 2008 and December 30, 2007, the net book value of HME included in fixed assets, net in the accompanying consolidated balance sheets was $5.4 million and $5.1 million, respectively.

Note 9. Long-Term Debt

Credit Arrangements

The Company's credit agreement, which was entered into on February 28, 2006, provided for an aggregate borrowing amount of $445.0 million of senior secured credit facilities consisting of (i) a seven year term loan of $370.0 million repayable in quarterly installments of 1 percent per annum (with the remaining balance due at maturity on March 31, 2013) and (ii) a six year revolving credit facility of $75.0 million. On March 5, 2008, in accordance with the provisions of its credit agreement, the Company and certain of its lenders agreed to increase the revolving credit facility from $75.0 million to $96.5 million. Of the total revolving credit facility, $55 million is available for the issuance of letters of credit and $10 million was available for swing line loans.

Upon the occurrence of certain events, including the issuance of capital stock, the incurrence of additional debt (other than that specifically allowed under the credit agreement), certain asset sales where the cash proceeds are not reinvested, or if the Company has excess cash flow (as defined in the agreement), mandatory prepayments of the term loan are required in the amounts specified in the credit agreement.

In connection with the CareCentrix Transaction, the Company entered into the First Amendment to Credit Agreement dated as of August 20, 2008, which, among other things, provided for lenders' consent to the CareCentrix Transaction and required the Company to apply $58 million of the cash proceeds it received to pay down the Company's term loan. In addition, the Company was able to retain approximately $26 million of the cash proceeds for reinvestment into its businesses during a six month period following the CareCentrix Transaction; at the end of the six month period, remaining proceeds that are not invested will be used for additional term loan repayments. The Company incurred debt issuance costs of approximately $0.5 million associated with the First Amendment, which are netted against the gain on sale of business, net in the Company's consolidated financial statements.

Interest under the credit agreement accrues at Base Rate or Eurodollar Rate (plus an applicable margin based on the table presented below) for both the revolving credit facility and the term loan. Overdue amounts bear interest at 2 percent per annum above the applicable rate. The interest rates under the credit agreement are reduced if the Company meets certain reduced leverage targets as follows:

Revolving Credit Consolidated Leverage Ratio	Term Loan Consolidated Leverage Ratio	Margin for Base Rate Loans	Margin for Eurodollar Loans
≥ 3.5	≥ 3.5	1.25%	2.25%
< 3.5 & ≥ 3.0	< 3.5 & ≥ 3.0	1.00%	2.00%
< 3.0 & ≥ 2.5	< 3.0	0.75%	1.75%
< 2.5		0.50%	1.50%

The Company is also subject to a revolving credit commitment fee equal to 0.375 percent per annum (0.5 percent per annum prior to August 1, 2007) of the average daily difference between the total revolving credit commitment and the total outstanding borrowings and letters of credit, excluding amounts outstanding under swing loans. As of July 1, 2007, the Company achieved a consolidated leverage ratio of less than 3.5 and, as a result, the margin on revolving credit and term loan borrowings was reduced by 25 basis points, effective August 1, 2007. As of December 30, 2007, the Company achieved a consolidated leverage ratio below 3.0 and as a result triggered an additional 25 basis point reduction in the margin on revolving credit and term loan borrowings, effective February 14, 2008. As of September 28, 2008, the Company's consolidated leverage ratio fell below 2.5 and as a result lowered the Company's revolving credit margin by an additional 25 basis points, effective November 11, 2008. As of December 28, 2008, the consolidated leverage ratio was 2.2.

The credit agreement requires the Company to meet certain financial tests. These tests include a consolidated leverage ratio and a consolidated interest coverage ratio. The credit agreement also contains additional covenants which, among other things, require the Company to deliver to the lenders specified financial information, including annual and quarterly financial information, and limit the Company's ability to do the following, subject to various exceptions and limitations: (i) merge with other companies; (ii) create liens on its property; (iii) incur additional debt obligations; (iv) enter into transactions with affiliates, except on an arms-length basis; (v) dispose of property; (vi) make capital expenditures; and (vii) pay dividends or acquire capital stock of the Company or its subsidiaries. As of December 28, 2008, the Company was in compliance with the covenants in the credit agreement.

To assist in managing the potential interest rate risk associated with its floating rate term loan under the credit agreement, on July 3, 2006, the Company entered into a two year interest rate swap agreement with a notional value of $170 million, which terminated effective June 29, 2008. Under the swap agreement, the Company paid a fixed rate of 5.665 percent per annum plus an applicable margin (an aggregate of 7.915 percent per annum for the period July 3, 2006 through July 31, 2007, 7.665 percent per annum for the period August 1, 2007 through February 13, 2008 and 7.415 percent per annum for the period February 14, 2008 through June 29, 2008) on the $170 million rather than a fluctuating rate plus an applicable margin.

The credit agreement requires the Company to make quarterly installment payments on the term loan with the remaining balance due at maturity on March 31, 2013. The required quarterly installment payments are reduced by prepayments the Company may make. The administrative agent under the credit agreement has determined that the Company made sufficient prepayments to extinguish all required quarterly installment payments due under the credit agreement on the term loan, with any future prepayments to be applied against the balance due at maturity. During fiscal 2008, the Company made a $58.0 million payment on its term loan from the proceeds of the CareCentrix Transaction, made voluntary debt prepayments on the term loan of $1.0 million and borrowed and repaid $24.0 million under its revolving credit facility.

As of December 28, 2008, the Company had outstanding borrowings of $251.0 million under the term loan and outstanding letters of credit of $41.6 million. Following the bankruptcy filing in September 2008 of Lehman Commercial Paper, Inc. ("LCPI"), a participating lending institution in the Company's credit facility, the Company no longer has access to LCPI's pro rata share of the unused revolving credit facility and to the facility's swing line loan feature. As a result, the Company's unused and available credit line had been effectively reduced from $54.9 million to $45.5 million at December 28, 2008 and subsequently increased to $49.5 million as a result of reductions in the Company's outstanding letters of credit in January 2009.

The letters of credit, which expire one year from the date of issuance, were issued to guarantee payments under the Company's workers' compensation program and for certain other commitments. See Cash, Cash Equivalents and Restricted Cash in Note 2 for further discussion. The Company also had outstanding surety bonds of $1.9 at December 28, 2008 and December 30, 2007.

Guarantee and Collateral Agreement

The Company has entered into a Guarantee and Collateral Agreement, among the Company and certain of its subsidiaries, in favor of the administrative agent under the credit agreement (the "Guarantee and Collateral Agreement"). The Guarantee and Collateral Agreement grants a collateral interest in all real property and personal property of the Company and its subsidiaries, including stock of its subsidiaries. The Guarantee and Collateral Agreement also provides for a guarantee of the Company's obligations under the credit agreement by substantially all subsidiaries of the Company.

Other

The Company has equipment capitalized under capital lease obligations. At December 28, 2008 and December 30, 2007, long-term capital lease obligations were $1.2 million and $1.6 million, respectively, and were recorded in other liabilities on the Company's consolidated balance sheets. The current portion of obligations under capital leases was $0.9 million and $1.4 million at December 28, 2008 and December 30, 2007, respectively, and was recorded in other accrued expenses on the Company's consolidated balance sheets.

For fiscal 2008 and fiscal 2007, net interest expense was approximately $17.1 million and $24.1 million, respectively, consisting primarily of interest expense of $19.4 million and $27.3 million, respectively, associated with the term loan borrowings, fees associated with the Company's credit agreement and outstanding letters of credit and amortization of debt issuance costs, partially offset by interest income of $2.3 million and $3.2 million, respectively, earned on investments and existing cash balances. The decrease in interest expense related primarily to (i) the Company's achievement of lowering its consolidated leverage ratio, triggering reductions in the margins on revolving credit and term loan borrowings, (ii) lower Eurodollar rates between fiscal years 2007 and 2008, and (iii) lower outstanding borrowings under the Company's term loan facility in the fiscal 2008 period.

Note 10. Shareholders' Equity

The Company's authorized capital stock includes 25,000,000 shares of preferred stock, $.01 par value, of which 1,000 shares have been designated Series A Cumulative Non-voting Redeemable Preferred Stock ("cumulative preferred stock").

On April 14, 2005, the Company extended its stock repurchase activity with the announcement of the Company's fifth stock repurchase program authorized by the Company's Board of Directors, under which the Company could repurchase and retire up to an additional 1,500,000 shares of its outstanding common stock. The repurchases can occur periodically in the open market or through privately negotiated transactions based on market conditions and other factors. The Company made no repurchases of its common stock during the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006. As of December 28, 2008, the Company had remaining authorization to repurchase an aggregate of 683,396 shares of its outstanding common stock.

Note 11. Legal Matters

Litigation

In addition to the matters referenced in this Note 11, the Company is party to certain legal actions arising in the ordinary course of business, including legal actions arising out of services rendered by its various operations, personal injury and employment disputes. Management does not expect that these other legal actions will have a material adverse effect on the business or financial condition of the Company.

Indemnifications

Healthfield

Upon the closing of the acquisition of Healthfield on February 28, 2006, an escrow fund was created to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, claims for breaches of representations under the acquisition agreement and claims relating to legal proceedings existing as of the closing date, taxes for the pre-closing periods and medical malpractice and workers' compensation claims relating to any act or event occurring on or before the closing date. The escrow fund initially consisted of 1,893,656 shares of Gentiva's common stock valued at $30 million and $5 million in cash. The first $5 million of any disbursements consist of shares of Gentiva's common stock; the next $5 million of any disbursements consist of cash; and any additional disbursements consist of shares of Gentiva's common stock. The escrow fund is subject to staged releases of shares of Gentiva's common stock and cash in the escrow fund to certain principal stockholders of Healthfield, less the amount of claims the Company makes against the escrow fund. Disbursements made to the Company from the escrow fund covering interim claims the Company had made against the escrow fund are as follows (in thousands, except share amounts);

	Fair Value	Shares
December 29, 2006	$ 767	47,489
June 29, 2007	232	11,574
February 28, 2008	972	45,229
June 25, 2008	426	21,413
December 22, 2008	105	3,998
Total	$2,502	129,703

The Company has recorded the shares received as treasury stock in the Company's consolidated balance sheets.

HHCA and PHHC

Upon the closing of HHCA on February 29, 2008, an escrow fund, consisting of $8.3 million in cash, was created generally to cover potential claims by the Company after the closing. Covered claims, which are also subject to the Company's contractual indemnification rights, include, for example, breaches of representations, warranties or covenants under the purchase agreement, taxes for pre-closing periods and claims for legal proceedings arising from any condition, act or omission occurring on or before the closing date. On May 20, 2008, $1.5 million of cash was disbursed to the Company from the escrow fund covering certain claims the Company had made against the escrow fund, and $1.3 million of cash was released from the escrow fund to owners of the selling company. Upon the acquisition of PHHC effective June 1, 2008, the escrow fund was increased by an additional $1.2 million in cash to cover potential claims by the Company. PHHC and HHCA had common ownership interests prior to their acquisition by the Company.

CareCentrix

The Company has agreed to indemnify the Buyer Parties (as such term is defined in the Stock Purchase Agreement dated as of August 20, 2008 covering the CareCentrix Transaction) for any inaccuracy in or breach of any representation or warranty of the Company in such Stock Purchase Agreement and for any breach or nonperformance of any covenant or obligation made or incurred by the Company in such Stock Purchase Agreement. The Company has also agreed to indemnify the Buyer Parties for certain liabilities, if any, that may arise from an arbitration proceeding in which the Company and CareCentrix are parties that relates to a commercial contractual dispute. The Company's representations and warranties, with certain exceptions, generally survive for the period of eighteen months from the closing of the CareCentrix Transaction, which occurred on September 25, 2008. With certain exceptions, the Company is generally not liable to indemnify for any inaccuracy in or breach of its representations or warranties in the Stock Purchase Agreement until the aggregate amount of claims for indemnification exceeds $1.5 million, and then, only for claims in excess of $1.5 million up to an aggregate maximum amount equal to $15 million.

Government Matters

PRRB Appeal

In connection with the audit of the Company's 1997 cost reports, the Medicare fiscal intermediary made certain audit adjustments related to the methodology used by the Company to allocate a portion of its residual overhead costs. The Company filed cost reports for years subsequent to 1997 using the fiscal intermediary's methodology. The Company believed the methodology it used to allocate such overhead costs was accurate and consistent with past practice accepted by the fiscal intermediary; as such, the Company filed appeals with the PRRB concerning this issue with respect to cost reports for the years 1997, 1998 and 1999. The Company's consolidated financial statements for the years 1997, 1998 and 1999 had reflected use of the methodology mandated by the fiscal intermediary.

In June 2003, the Company and its Medicare fiscal intermediary signed an Administrative Resolution relating to the issues covered by the appeals pending before the PRRB. Under the terms of the Administrative Resolution, the fiscal intermediary agreed to reopen and adjust the Company's cost reports for the years 1997, 1998 and 1999 using a modified version of the methodology used by the Company prior to 1997. This modified methodology will also be applied to cost reports for the year 2000, which are currently under audit. The Administrative Resolution required that the process to (i) reopen all 1997 cost reports, (ii) determine the adjustments to allowable costs through the issuance of Notices of Program Reimbursement and (iii) make appropriate payments to the Company, be completed in early 2004. Cost reports relating to years subsequent to 1997 were to be reopened after the process for the 1997 cost reports was completed.

The fiscal intermediary completed the reopening of all 1997, 1998 and 1999 cost reports and determined that the adjustment to allowable costs aggregated $15.9 million which the Company has received and recorded as adjustments to net revenues in the fiscal years 2004 through 2006. The time frame for resolving all items relating to the 2000 cost reports cannot be determined at this time.

Subpoena

In April 2003, the Company received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations ("OIG"). The subpoena seeks information regarding the Company's implementation of settlements and corporate integrity agreements entered into with the government, as well as the Company's treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. In February 2004, the Company received a subpoena from the U.S. Department of Justice ("DOJ") seeking additional information related to the matters covered by the OIG subpoena. The Company has provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intends to cooperate fully with any future OIG or DOJ information requests. To the Company's knowledge, the government has not filed a complaint against the Company. The timing and financial impact, if any, of the resolution of this matter cannot be determined at this time.

Note 12. Commitments

The Company rents certain properties under non-cancelable, long-term operating leases, which expire at various dates. Certain of these leases require additional payments for taxes, insurance and maintenance and, in many cases, provide for renewal options. Rent expense under all leases was $31.4 million in 2008, $27.5 million in 2007 and $25.6 million in 2006.

Future minimum rental commitments and sublease rentals for all non-cancelable leases at December 28, 2008 are as follows (in thousands):

Fiscal Year	Total Commitment	Sublease Rentals	Net
2009	$28,272	$1,035	$27,237
2010	22,011	400	21,611
2011	16,220	—	16,220
2012	10,860	—	10,860
2013	3,479	—	3,479
Thereafter	2,299	—	2,299

Note 13. Equity-Based Compensation Plans

In 2004, the shareholders of the Company approved the 2004 Equity Incentive Plan (the "2004 Plan") as a replacement for the 1999 Stock Incentive Plan (the "1999 Plan"). Under the 2004 Plan, 3.5 million shares of common stock plus any remaining shares authorized under the 1999 Plan as to which awards had not been made are available for grant. The maximum number of shares of common stock for which grants may be made in any calendar year to any 2004 Plan participant is 500,000. The 2004 Plan permits the grant of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock, (v) stock units and (vi) cash. The exercise price of options granted under the 2004 Plan can generally not be less than the fair market value of the Company's common stock on the date of grant. As of December 28, 2008, the Company had 1,371,276 shares available for issuance under the 2004 Plan.

In 1999, the Company adopted the Stock & Deferred Compensation Plan for Non-Employee Directors, which was most recently amended and restated as of December 31, 2007. Under the plan, each non-employee director receives an annual deferred stock unit award valued at $55,000 credited quarterly to the director's share unit account, which will be paid to the director in shares of the Company's common stock following termination of the director's service on the Board. The total number of shares of common stock reserved for issuance under this plan is 300,000, of which 131,472 shares were available for future grants as of December 28, 2008. During fiscal 2008, 2007 and 2006, the Company issued stock units or shares in the amounts of 21,825, 23,229 and 20,787, respectively, under the plan. As of December 28, 2008, 130,435 stock units were outstanding under the plan.

In 1999, the Company adopted an ESPP, as amended on February 24, 2005, subject to shareholder approval which was obtained on May 6, 2005, to provide an aggregate of 2,400,000 shares of common stock available for issuance under the ESPP. All employees of the Company, who were employed for 60 days or more prior to the beginning of an offering period and who customarily worked at least twenty hours per week, were eligible to purchase stock under this plan. The Compensation Committee of the Company's Board of Directors administers the plan and has the power to determine the terms and conditions of each offering of common stock. The purchase price of the shares under the ESPP was the lesser of 85 percent of the fair market value of the Company's common stock on the first business day or the last business day of the six month offering period. Employees may purchase shares having a fair market value of up to $25,000 per calendar year based on the value of the shares on the date of purchase. The maximum number of shares of common stock that may be sold to any employee in any offering, however, will generally be 10 percent of that employee's compensation during the period of the offering. Effective January 2008, the offering period under the ESPP was changed from six months to three months and the purchase price of shares under the ESPP is now 85 percent of the fair market value of the Company's common stock on the last day of the three month offering period. In addition, all employees of the Company are immediately eligible to purchase stock under the plan regardless of their actual or scheduled hours of service. As of December 28, 2008, 415,362 shares of common stock were available for future issuance under the ESPP. During fiscal 2008, 2007, and 2006, the Company issued 326,760, 131,745 and 273,904 shares, respectively, under the ESPP. In January 2009, the Company issued 48,264 shares under the ESPP relating to the three month offering period ended December 31, 2008.

Effective January 2, 2006, the Company adopted the fair value method of accounting for equity-based compensation arrangements in accordance with SFAS 123(R). Under the provisions of SFAS 123(R), the estimated fair value of share based awards granted under the Company's equity-based compensation plans is recognized as compensation expense over the vesting period of the award. The Company used the modified prospective method of transition under which compensation expense is recognized for all share-based payments (i) granted after the effective date of adoption and (ii) granted prior to the effective date of adoption and that remained unvested on the date of adoption. With respect to the determination of the pool of windfall tax benefits, the Company elected to use the transition election of FASB Staff Position No. FAS 123(R) (the "long method") as of the adoption of SFAS 123(R). For awards that were partially vested at the date that SFAS 123(R) was adopted, the Company elected to reflect the assumed proceeds, related to the tax benefits to be recorded in additional paid-in capital ("APIC"), by the amount in which the hypothetical APIC pool would be increased (or decreased) upon exercise of the award. In accordance with the modified prospective method of transition to SFAS 123(R), the Company has not restated prior period financial statements to reflect compensation expense under SFAS 123(R).

Stock option grants in fiscal years 2008 through 2006 fully vest over a four year period based on a vesting schedule that provides for one-half vesting after year two and an additional one-fourth vesting after each of years three and four. Stock option grants in fiscal 2005 fully vest over a four year period based on a vesting schedule that provides for one-third vesting after each of years one, three and four.

The Company recorded equity-based compensation expense of $5.8 million for fiscal 2008, $6.8 million for fiscal 2007, and $4.3 million for fiscal 2006, which is reflected as selling, general and administrative expense in the consolidated statements of income, as calculated on a straight-line basis over the vesting periods of the related options in accordance with the provisions of SFAS 123(R).

The weighted-average fair values of the Company's stock options granted during fiscal 2008, 2007 and 2006, calculated using the Black-Scholes option-pricing model and other assumptions, are as follows:

	Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Weighted average fair value of options granted	$ 6.27	$ 7.07	$ 7.26
Risk-free interest rate	3.64%	4.69%	4.78%
Expected volatility	30%	30%	35%
Contractual life	10 years	10 years	10 years
Expected dividend yield	0%	0%	0%

For stock options granted during the fiscal 2008, 2007 and 2006 periods, the expected life of an option is estimated to be 2.5 years following its vesting date, and forfeitures are reflected in the calculation using an estimate based on experience.

Compensation expense is calculated for the fair value of the employee's purchase rights under the Company's ESPP, using the Black-Scholes option pricing model. Assumptions for fiscal years 2008, 2007, and 2006 are as follows:

	Fiscal Year Ended							
	December 28, 2008				December 30, 2007		December 31, 2006	
	1st Offering Period	2nd Offering Period	3rd Offering Period	4th Offering Period	1st Offering Period	2nd Offering Period	1st Offering Period	2nd Offering Period
Risk-free interest rate	1.22%	1.94%	1.45%	0.05%	5.09%	5.01%	4.42%	5.30%
Expected volatility	31%	35%	40%	81%	30%	23%	32%	34%
Expected life	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years	0.5 years
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%

A summary of Gentiva stock option activity as of December 28, 2008 and changes during the fiscal year then ended is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance as of December 30, 2007	3,350,198	$14.23		
Granted	852,500	18.60		
Exercised	(562,027)	9.42		
Cancelled	(291,419)	18.27		
Balance as of December 28, 2008	3,349,252	$15.80	6.8	$37,392,650
Exercisable Options	1,449,520	$11.99	4.9	$21,692,780

During fiscal 2008, the Company granted 852,500 stock options to officers and employees under its 2004 Equity Incentive Plan at an average exercise price of $18.60 and a weighted-average, grant-date fair value of $6.27. The total intrinsic value of options exercised during fiscal year 2008 and fiscal year 2007 was $7.7 million and $4.5 million, respectively.

As of December 28, 2008, the Company had $4.4 million of total unrecognized compensation cost related to nonvested stock options. This compensation expense is expected to be recognized over a weighted-average period of 1.0 years. The total fair value of options that vested during fiscal 2008 was $3.5 million. There were no options that vested during fiscal 2007.

For the period beginning December 29, 2008 through March 6, 2009, the Company issued 868,700 stock options, of which 62,500 are performance based options, at a weighted-average exercise price of $26.68 per share.

Note 14. Income Taxes

Comparative analyses of the provision (benefit) for income taxes follows (in thousands):

	Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Current:			
Federal	$11,904	$ 206	$ (706)
State and local	3,414	1,625	1,731
	15,318	1,831	1,025
Deferred:			
Federal	12,401	18,899	11,490
State and local	1,726	2,024	(649)
	14,127	20,923	10,841
Income tax expense	$29,445	$22,754	$11,866

A reconciliation of the differences between federal statutory tax rate and the Company's effective tax rate for fiscal 2008, 2007 and 2006 is as follows (in thousands):

	Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	2.2	5.2	6.9
Recognition of state net operating loss carryforwards	—	—	(2.1)
Sale of CareCentrix	(21.4)	—	—
Decrease in state valuation allowance	—	(0.8)	(1.7)
Impact of equity-based compensation	0.2	2.2	3.5
Resolution of prior period tax matters	—	(0.8)	(2.5)
Deferred tax impact rate changes	—	—	(1.7)
Other	0.1	0.1	(1.0)
Effective tax rate	16.1%	40.9%	36.4%

Deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 28, 2008	December 30, 2007
Deferred tax assets		
Current:		
Reserves and allowances	$ 7,543	$ 9,947
Federal net operating loss and other carryforwards	—	4,628
Other	4,390	4,284
Total current deferred tax assets	11,933	18,859
Noncurrent:		
Intangible assets	35,781	42,996
State net operating loss carryforwards	7,140	7,958
Less: state NOL valuation allowance	(3,808)	(4,076)
Capital loss carryforward	8,861	—
Less: capital loss valuation allowance	(8,528)	—
Other	3,615	—
Total noncurrent deferred tax assets	43,061	46,878
Total assets	54,994	65,737
Deferred tax liabilities:		
Noncurrent:		
Fixed assets	(3,575)	(1,750)
Intangible assets	(87,660)	(80,667)
Developed software	(13,295)	(11,463)
Acquisition reserves	(1,545)	(1,545)
Other	(1,248)	(25)
Total non-current deferred tax liabilities	(107,323)	(95,450)
Net deferred tax liabilities	$ (52,329)	$(29,713)

At December 28, 2008, current net deferred tax assets were $11.9 million and non-current net deferred tax liabilities were $64.2 million.

At December 28, 2008, the Company had utilized all federal tax credit carryforwards and federal net operating loss carryforwards. The CareCentrix Transaction resulted in the recognition of a pre-tax gain with no related tax provision. Since the Company's tax basis in CareCentrix exceeded total consideration relating to the CareCentrix Transaction, the Company had a capital loss carryover at December 28, 2008 of $22.2 million that will expire in 2013. The deferred tax asset relating to this capital loss carryover is $8.9 million. A valuation allowance of $8.5 million has been recorded to reduce this deferred tax asset to its estimated realizable value since the capital loss carryover may expire before realization. In addition, the Company had state net operating loss carryforwards of approximately $143 million, which expire between 2009 and 2028. Deferred tax assets relating to state net operating loss carryforwards approximate $7.1 million. A valuation allowance of $3.8 million has been recorded to reduce this deferred tax asset to its estimated realizable value since certain state net operating loss carryforwards may expire before realization. Approximately $1.1 million of the valuation allowance relates to Healthfield's state net operating losses, the benefit of which, if realized, will be credited to goodwill.

On January 1, 2007, the Company adopted Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which requires that the realization of an uncertain income tax position must be more likely than not (i.e., greater than 50 percent likelihood of receiving a benefit) before it can be recognized in the financial statements. The implementation of FIN 48 had no significant impact on the Company's consolidated financial statements. At December 28, 2008, the Company had $4.1 million of unrecognized tax benefits, $1.9 million of which would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of December 30, 2007	$4,662
Additions for tax positions of the current year	114
Reductions for tax positions of prior years for:	
Changes in judgement	(412)
Settlements during the period	(63)
Lapses of applicable statute of limitations	(183)
Balance as of December 28, 2008	$4,118

The Company recognizes interest and penalties on uncertain tax positions in income tax expense. As of December 28, 2008 and December 30, 2007, the Company had approximately $0.5 million of accrued interest related to uncertain tax positions.

As of December 28, 2008, the Company is subject to federal income tax examinations for the tax years 2004 through 2008. The company is currently under a federal income examination for the tax years 2004 through 2006. In the major state jurisdictions under which the Company is subject to income tax, tax years 2005 through 2008 remain subject to examination, with the exception of Arizona, Michigan and Texas, for which tax years 2004 through 2008 remain subject to examination.

Note 15. Benefit Plans for Permanent Employees

The Company maintains qualified and non-qualified defined contribution retirement plans for its salaried employees, which provide for a partial match of employee savings under the plans and for discretionary profit-sharing contributions based on employee compensation. With respect to the Company's non-qualified defined contribution retirement plan for salaried employees, all pre-tax contributions, matching contributions and profit sharing contributions (and the earnings therein) are held in a Rabbi Trust and are subject to the claims of the general, unsecured creditors of the Company. All post-tax contributions are held in a secular trust and are not subject to the claims of the creditors of the Company. The fair value of the assets held in the Rabbi Trust and the liability to plan participants as of December 28, 2008 and December 30, 2007, totaling approximately $14.6 million and $19.7 million, respectively, are included in other assets and other liabilities on the accompanying consolidated balance sheets.

Company contributions under the defined contribution plans were approximately $6.6 million in 2008, $4.2 million in 2007 and $4.5 million in 2006.

Note 16. Business Segment Information

The Company's operations involve servicing patients and customers through its two reportable business segments: Home Health and, prior to September 25, 2008, CareCentrix. The Company's smaller operating segments, including hospice, respiratory and HME, infusion therapy services and consulting are classified in the aggregate as "All Other" for segment reporting purposes. See Notes 3 and 6.

Home Health

The Home Health segment is comprised of direct home nursing and therapy services operations, including specialty programs.

The Company conducts direct home nursing and therapy services operations through licensed and Medicare-certified agencies, located in 39 states, from which the Company provides various combinations of skilled nursing and therapy services, paraprofessional nursing services and, to a lesser extent, homemaker services generally to adult and elder patients. The Company's direct home nursing and therapy services operations also deliver services to its customers through focused specialty programs that include:

- Gentiva Orthopedics, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery;
- Gentiva Safe Strides®, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling;
- Gentiva Cardiopulmonary, which helps patients and their physicians manage heart and lung health in a home-based environment;
- Gentiva Neurorehabilitation, which helps patients who have experienced a neurological injury or condition by removing the obstacles to healing in the patient's home; and
- Gentiva Senior Health, which addresses the needs of patients with age-related diseases and issues to effectively and safely stay in their homes.

Through its Rehab Without Walls® unit, the Company also provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases.

CareCentrix

Prior to September 25, 2008, the CareCentrix segment encompassed Gentiva's ancillary care benefit management and the coordination of integrated homecare services for managed care organizations and health benefit plans. CareCentrix operations provided an array of administrative services and coordinated the delivery of home nursing services, acute and chronic infusion therapies, HME, respiratory products, orthotics and prosthetics, and services for managed care organizations and health benefit plans. CareCentrix accepted case referrals from a wide variety of sources, verified eligibility and benefits and transferred case requirements to the providers for services to the patient. CareCentrix provided services to its customers, including the fulfillment of case requirements, care management, provider credentialing, eligibility and benefits verification, data reporting and analysis, and coordinated centralized billing for all authorized services provided to the customer's enrollees.

All Other

Hospice

Hospice serves terminally ill patients in the southeast United States. Comprehensive management of the healthcare services and products needed by hospice patients and their families are provided through the use of an interdisciplinary team. Depending on a patient's needs, each hospice patient is assigned an interdisciplinary team comprised of a physician, nurse(s), home health aide(s), medical social worker(s), chaplain, dietary counselor and bereavement coordinator, as well as other care professionals.

Respiratory Therapy and Home Medical Equipment

Respiratory therapy and HME services are provided to patients at home through branch locations primarily in the southeast United States. Patients are offered a broad portfolio of products and services that serve as an adjunct to traditional home health nursing and hospice care. Respiratory therapy services are provided to patients who suffer from a variety of conditions including asthma, chronic obstructive pulmonary diseases, cystic fibrosis and other respiratory conditions. HME includes hospital beds, wheelchairs, ambulatory aids, bathroom aids, patient lifts and rehabilitation equipment.

Infusion Therapy

Infusion therapy is provided to patients at home through pharmacy locations in the southeast United States. Infusion therapy serves as a complement to the Company's traditional service offerings, providing clients with a comprehensive home health provider while diversifying the Company's revenue base. Services provided include: (i) enteral nutrition, (ii) antibiotic therapy, (iii) total parenteral nutrition, (iv) pain management, (v) chemotherapy, (vi) patient education and training and (vii) nutrition management.

Consulting

The Company provides consulting services to home health agencies through its Gentiva Consulting unit. These services include billing and collection activities, on-site agency support and consulting, operational support and individualized strategies for reduction of days sales outstanding.

Corporate Expenses

Corporate expenses consist of costs relating to executive management and corporate and administrative support functions that are not directly attributable to a specific segment, including equity-based compensation expense. Corporate and administrative support functions represent primarily information services, accounting and reporting, tax compliance, risk management, procurement, marketing, legal and human resource benefits and administration.

Other Information

The Company's senior management evaluates performance and allocates resources based on operating contributions of the reportable segments, which exclude corporate expenses, depreciation, amortization and net interest costs, but include revenues and all other costs (including special items and restructuring and integration costs) directly attributable to the specific segment. Intersegment revenues primarily represent Home Health segment revenues generated from services provided to the CareCentrix segment. Segment assets represent net accounts receivable, inventory, HME, identifiable intangible assets, goodwill, investment in affiliate and certain other assets associated with segment activities. Intersegment assets represent accounts receivable associated with services provided by the Home Health segment to the CareCentrix segment. All other assets are assigned to corporate assets for the benefit of all segments for the purposes of segment disclosure.

Net revenues by major payer source are as follows (in thousands):

	Fiscal Year		
(Dollars in millions)	**2008**	**2007**	**2006**
Medicare:			
Home Health	$ 648.0	$ 549.2	$ 455.3
Other	68.1	60.3	53.8
Total Medicare	716.1	609.5	509.1
Medicaid and Local Government	141.9	153.1	174.2
Commercial Insurance and Other:			
Paid at episodic rates	53.2	29.3	8.1
Other	389.2	437.4	415.2
Total Commercial Insurance and Other	442.4	466.7	423.3
Total net revenue	$1,300.4	$1,229.3	$1,106.6

Revenues from Cigna amounting to $189.5 million, $239.2 million and $216.0 million for the fiscal years 2008, 2007 and 2006, respectively, were included in the CareCentrix segment.

Net revenues associated with All Other are as follows (in thousands):

	Fiscal Year		
	2008	2007	2006
Hospice	$ 70,431	$ 67,148	$ 62,214
Respiratory services and HME	42,269	38,410	28,608
Infusion therapies	11,410	11,741	10,155
Consulting services	4,119	4,498	3,683
Total net revenues	$128,229	$121,797	$104,660

Segment information about the Company's operations is as follows (in thousands):

	Home Health	CareCentrix	All Other	Total
Fiscal year ended December 28, 2008				
Net revenue—segments	$942,526	$232,717(1)	$128,229	$1,303,472
Intersegment revenues				(3,034)
Total net revenue				$1,300,438
Operating contribution	$151,235(2)	$ 18,074(1)	$ 12,535	$ 181,844
Corporate expenses				(67,716)(2)
Depreciation and amortization				(22,044)
Gain on sale of business, net				107,933
Interest expense, net				(17,087)
Income before income taxes				$ 182,930
Segment assets	$662,399	$ —	$ 81,254	$ 743,653
Corporate assets				229,844
Total assets				$ 973,497
Fiscal year ended December 30, 2007				
Net revenue—segments	$821,829	$290,786	$121,797	$1,234,412
Intersegment revenues				(5,115)
Total net revenue				$1,229,297
Operating contribution	$122,053(2)	$ 29,070	$ 13,821(2)	$ 164,944
Corporate expenses				(65,268)(2)
Depreciation and amortization				(20,013)
Interest expense, net				(24,081)
Income before income taxes				$ 55,582
Segment assets	$572,134	$ 52,925	$ 72,729	$ 697,788
Intersegment assets				(253)
Corporate assets				184,698
Total assets				$ 882,233
Fiscal year ended December 31, 2006				
Net revenue—segments	$746,893(4)	$267,539(5)	$104,660	$1,119,092
Intersegment revenues				(12,504)
Total net revenue				$1,106,588
Operating contribution	$ 94,477(4)	$ 24,740(5)	$ 18,612(4)	$ 137,829
Corporate expenses				(68,545)(4)
Depreciation and amortization				(15,241)
Interest expense, net				(21,401)
Income before income taxes				$ 32,642
Segment assets	$556,593(3)	$ 49,204	$ 79,390(3)	$ 685,187
Intersegment assets				(829)
Corporate assets				159,524
Total assets				$ 843,882

(1) For fiscal year 2008, CareCentrix results reflect activity through September 24, 2008, the day immediately prior to the effective date of the CareCentrix Transaction. Subsequent to September 24, 2008, the Company accounted for its 31 percent equity interest in the net earnings of affiliates based on the equity method and as such recorded a $35 thousand loss in the 2008 period.

(2) For fiscal years 2008 and 2007, operating contribution and corporate expenses were impacted by the following costs incurred in connection with integration, and merger and acquisition activities (dollars in millions):

	Fiscal Year	
	2008	2007
Home Health	$ 0.4	$0.6
All Other	—	0.1
Corporate expenses	2.3	1.7
Total	$ 2.7	$2.4

For fiscal year 2007, corporate expenses included a net charge of $0.3 million relating to an adjustment of remaining lease obligations associated with a 2002 restructuring plan and various other adjustments. See Note 7.

(3) During fiscal 2007, the Company identified a misclassification of goodwill, as of December 31, 2006, between its All Other segment, associated with the Company's acquisition of Healthfield in 2006, and the Home Health segment. This misclassification resulted in a reduction in All Other segment goodwill by approximately $26.3 million and an increase in Home Health goodwill by the same amount. Fiscal year 2006 segment assets have been revised accordingly.

(4) The Home Health segment net revenues and operating contribution for fiscal 2006 included funds received of $1.9 million related to the $5.5 million settlement of the Company's appeal filed with the PRRB related to the reopening of all of its 1999 Medicare cost reports. See Note 11.

Home Health operating contribution for fiscal 2006 included costs of $2.3 million and corporate expenses included costs of $3.9 million for fiscal 2006 in connection with integration activities relating to the Healthfield acquisition. All Other operating contribution for fiscal 2006 included costs of $0.9 million relating to a restructuring plan. See Note 7.

In addition, for the fiscal year ended December 31, 2006, corporate expenses included a credit of approximately $0.9 million relating to legal settlements.

(5) For fiscal year 2006, CareCentrix included restructuring costs of $0.7 million associated with the restructuring relating to the closing and consolidation of two regional care centers. See Note 7.

In addition, net revenue and operating contribution for fiscal 2006 included an increase of $0.6 million which represented incremental revenue relating to a classification change of a CareCentrix contract.

Note 17. Subsequent Events

Divestiture

The Company has entered into an Asset Purchase Agreement with Andventure Inc., doing business as Loving Care Agency and Links2Care, for the sale of six home health branch offices in four cities that specialize in pediatric home health care and also provide adult home health aide services. These offices comprise more than 80 percent of the Company's current pediatric care operations.

The transaction is expected to close in the first quarter of 2009, subject to customary approvals. The Company does not expect the transaction to have a material impact on the Company's results of operations and financial position.

Stock Repurchase

During March 2009, the Company repurchased 327,828 shares of its common stock under a previously approved stock repurchase program for a total cost of approximately $4.8 million. The Company's credit agreement provides for a limit of $5 million for repurchases of the Company's common stock and the Company does not anticipate any further repurchases in fiscal 2009.

Note 18. Quarterly Financial Information (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended December 28, 2008				
Net revenues	$323,722	$346,225	$347,561	$282,930
Gross profit	136,523	151,480	150,980	143,552
Income before income taxes (1)	13,217	20,592	127,090(2)	22,031(3)
Net income	7,723	12,024	120,892(2)	12,811
Earnings Per Share:				
Net income—basic	0.27	0.42	4.21	0.44
Net income—diluted	0.27	0.41	4.07	0.43
Weighted average shares outstanding:				
Basic	28,282	28,497	28,687	28,845
Diluted	29,043	29,240	29,718	29,861

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended December 30, 2007				
Net revenues	$299,542	$307,277	$309,082	$313,396
Gross profit	129,421	131,001	130,041	133,242
Income before income taxes (1)	12,034	15,433	13,988	14,127(4)
Net income	6,839	8,952	8,191	8,846
Earnings Per Share:				
Net income—basic	0.25	0.32	0.29	0.32
Net income—diluted	0.24	0.31	0.28	0.31
Weighted average shares outstanding:				
Basic	27,530	27,703	27,955	28,006
Diluted	28,439	28,540	28,802	28,781

(1) Income before income taxes for each of the fiscal 2008 and fiscal 2007 quarters includes a charge relating to restructuring and integration costs as follows (in thousands): (See Note 7.)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year ended December 28, 2008	$261	$433	$1,407	$601
Fiscal year ended December 30, 2007	$975	$645	$ 556	$257

(2) Income before income taxes and net income for the third quarter of fiscal 2008 included a pre-tax gain of approximately $107.9 million, net of transaction-related costs of approximately $6.5 million, in connection with the CareCentrix Transaction. Since the Company's tax basis in CareCentrix exceeded total consideration relating to the CareCentrix Transaction, no tax expense was recorded and a capital loss carryforward was created in connection with the CareCentrix Transaction. See Notes 3 and 14.

(3) Income before income taxes for the fourth quarter of fiscal 2008 included a positive adjustment of approximately $1.3 million associated with the MO 175 issue, offset by a change in estimates relating to various state and local programs of approximately $1.8 million.

(4) Income before income taxes for the fourth quarter of fiscal 2007 included a net charge of $0.3 million relating to an adjustment of remaining lease obligations associated with a 2002 restructuring plan and various other adjustments.

GENTIVA HEALTH SERVICES, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 28, 2008
(in thousands)

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Allowance for Doubtful Accounts:				
For the year ended December 28, 2008	$9,437	$11,010	$(12,220)(1)	$ 8,227
For the year ended December 30, 2007	9,805	9,939	(10,307)	9,437
For the year ended December 31, 2006	8,657	9,425	(8,277)	9,805
Valuation allowance on deferred tax assets:				
For the year ended December 28, 2008	$4,076	$ 8,528	$ (268)	$12,336
For the year ended December 30, 2007	4,191	529	(644)	4,076
For the year ended December 31, 2006	4,124	617	(550)	4,191

(1) Includes a $2.6 million reduction in allowance for doubtful accounts associated with the CareCentrix Transaction.

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statements amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee comprised of four independent directors. The Audit Committee meets at least quarterly with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 28, 2008. The effectiveness of our internal control over financial reporting as of December 28, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 96.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Gentiva Health Services, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Gentiva Health Services, Inc and Subsidiaries (the "Company") at December 28, 2008 and December 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As discussed in Note 14 to the consolidated financial statements, the Company has changed the manner in which it accounts for uncertainty in income taxes, effective January 1, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
New York, New York
March 12, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no such changes or disagreements.

Item 9A. Controls and Procedures

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to include in this annual report on Form 10-K a report on management's assessment of the effectiveness of the Company's internal control over financial reporting, as well as an attestation report from the Company's independent registered public accounting firm on the effectiveness of the Company's internal control over financial reporting. Management's Report on Internal Control over Financial Reporting and the related attestation report from the Company's independent registered public accounting firm are located on pages 95 and 96, respectively, of this annual report on Form 10-K and are incorporated herein by reference.

Evaluation of disclosure controls and procedures.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 ("Exchange Act") Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of the end of such period to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in internal control over financial reporting.

As required by the Exchange Act Rule 13a-15(d), the Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's internal control over financial reporting to determine whether any change occurred during the quarter ended December 28, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation, there has been no such change during such quarter.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item regarding our directors is incorporated herein by reference to information under the captions "Proposal 1 Election of Directors" and "Corporate Governance" to be contained in our Proxy Statement to be filed with the SEC with regard to our 2009 Annual Meeting of Shareholders ("2009 Proxy Statement"). See also the information regarding our executive officers at the end of PART I hereof, which is incorporated herein by reference.

Certain other information required by this item is incorporated herein by reference to information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" to be contained in our 2009 Proxy Statement.

We have adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to our principal executive officer, principal financial officer and principal accounting officer and controller. A copy of the Code of Ethics is posted on our Internet website www.gentiva.com under the "Investors" section. In the event that we make any amendment to, or grant any waiver from, a provision of the Code of Ethics that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver on our website.

Item 11. Executive Compensation

Information required by this item concerning executive compensation and compensation of directors is incorporated herein by reference to information under the captions "Executive Compensation" and "Director Compensation" to be contained in our 2009 Proxy Statement.

Certain other information required by this item is incorporated herein by reference to information under the caption "Corporate Governance" to be contained in our 2009 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item regarding the security ownership of certain beneficial owners and management of Gentiva is incorporated herein by reference to information under the caption "Security Ownership of Certain Beneficial Owners and Management" to be contained in our 2009 Proxy Statement.

Certain other information required by this item regarding securities authorized for issuance under our equity compensation plans is incorporated herein by reference to information under the caption "Equity Compensation Plan Information" to be contained in our 2009 Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this item regarding certain relationships and transactions between us and related persons is incorporated herein by reference to information under the caption "Certain Relationships and Related Transactions" to be contained in our 2009 Proxy Statement. Information required by this item concerning director independence is incorporated herein by reference to information under the caption "Corporate Governance" to be contained in our 2009 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information regarding principal accounting fees and services is incorporated herein by reference to information under the caption "Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm" to be contained in our 2009 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

(a)(2) Financial Statement Schedule

(a)(3) Exhibit

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Company (1)
3.2	Amended and Restated By-Laws of Company (1)
4.1	Specimen of Common Stock (4)
4.2	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (2)
4.3	Form of Certificate of Designation of Series A Cumulative Non-Voting Redeemable Preferred Stock (3)
4.4	Indenture, dated as of September 25, 2007, between the Company and The Bank of New York, a New York banking corporation, as Trustee (5)
10.1	Form of Rights Agreement dated March 2, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent (3)
10.2	Executive Officers Bonus Plan, as amended (6)*
10.3	1999 Stock Incentive Plan (7)*
10.4	2004 Equity Incentive Plan (8)*
10.5	Amendment No. 1 to 2004 Equity Incentive Plan (9)*
10.6	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (9)*
10.7	Employee Stock Purchase Plan, as amended (10)*
10.8	2005 Nonqualified Retirement Plan (9)*
10.9	First Amendment to 2005 Nonqualified Retirement Plan (11)*
10.10	Second Amendment to 2005 Nonqualified Retirement Plan *+

Exhibit Number	Description
10.11	Nonqualified Retirement and Savings Plan, as amended and restated effective November 1, 2007 (9)*
10.12	First Amendment to Nonqualified Retirement and Savings Plan, as amended and restated (11)*
10.13	Form of Change in Control Agreement with each of Tony Strange, John R. Potapchuk, Stephen B. Paige and Brian D. Silva (12)*
10.14	Form of Severance Agreement with each of John R. Potapchuk, Stephen B. Paige and Brian D. Silva (10)* (the Severance Agreements are identical in substance for each of the named officers, except that the Severance Agreement for Mr. Potapchuk provides for payments of 18 months of severance and the Severance Agreements for Mr. Paige and Mr. Silva provide for payments of 12 months of severance)
10.15	Employment Agreement dated as of November 12, 2008 with Ronald A. Malone (13)*
10.16	Change in Control Agreement dated as of November 12, 2008 with Ronald A. Malone (13)*
10.17	Confidentiality, Non-Competition and Intellectual Property Agreement dated February 28, 2006 with Tony Strange (14)*
10.18	Severance Agreement dated February 28, 2008 with Tony Strange (14)*
10.19	Letter dated January 5, 2009 to Tony Strange as to compensation *+
10.20	Forms of Notices and Agreements covering awards of stock options and restricted stock under Company's 2004 Equity Incentive Plan (15)*
10.21	Summary Sheet of Company compensation to non-employee directors, effective May 10, 2007 (16)*
10.22	Annual performance goals for 2008 for bonuses payable under Executive Officers Bonus Plan (17)*
10.23	Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (18) (confidential treatment requested as to portions of this document)
10.24	Amendment dated January 1, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (19) (confidential treatment requested as to portions of this document)
10.25	Second Amendment dated May 9, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (20) (confidential treatment requested as to portions of this document)
10.26	Amendment dated July 15, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (21) (confidential treatment requested as to portions of this document)
10.27	Fourth Amendment dated September 29, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (21)
10.28	Fifth Amendment dated October 27, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (22) (confidential treatment requested as to portions of this document)
10.29	Sixth Amendment dated January 25, 2006 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (22) (confidential treatment requested as to portions of this document)

Exhibit Number	Description
10.30	Seventh Amendment dated January 25, 2007 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (23) (confidential treatment requested as to portions of this document)
10.31	Eighth Amendment dated March 12, 2007 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (10) (confidential treatment requested as to portions of this document)
10.32	Ninth Amendment dated February 4, 2008 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (14) (confidential treatment requested as to portions of this document)
10.33	Tenth Amendment dated August 20, 2008 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (11) (confidential treatment requested as to portions of this document)
10.34	Agreement and Plan of Merger dated as of January 4, 2006 by and among Gentiva Health Services, Inc., Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley as representative of certain Securityholders of The Healthfield Group, Inc., and the Securityholders named therein (24)
10.35	Credit Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., as borrower, Lehman Brothers Inc., as sole lead arranger and sole bookrunner, and Lehman Commercial Paper Inc., as administrative agent (25)
10.36	First Amendment dated as of August 20, 2008 to Credit Agreement among Gentiva Health Services, Inc. and Lehman Commercial Paper Inc. (26)
10.37	Guarantee and Collateral Agreement, dated as of February 28, 2006, among Gentiva Health Services, Inc. and certain of its Subsidiaries, in favor of Lehman Commercial Paper Inc., as administrative agent. (25)
10.38	Registration Rights Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc. and Rodney D. Windley, as the representative of the Stockholders of Gentiva Health Services, Inc. listed therein (25)
10.39	Confidentiality, Non-Competition and Intellectual Property Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., The Healthfield Group, Inc. and Rodney D. Windley (25)
10.40	Stock Purchase Agreement by and among CareCentrix Holdings, LLC, Gentiva Health Services, Inc. and Gentiva Health Services Holding Corp. dated as of August 20, 2008 (26)
21.1	List of Subsidiaries of Company +
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm +
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) +
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) +
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 +
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 +

(1) Incorporated herein by reference to Form 8-K of Company dated and filed May 12, 2008.
(2) Incorporated herein by reference to Amendment No. 2 to the Registration Statement of Company on Form S-4 dated January 19, 2000 (File No. 333-88663).
(3) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of Company on Form S-4 dated February 4, 2000 (File No. 333-88663).

(4) Incorporated herein by reference to Amendment No. 4 to the Registration Statement of Company on Form S-4 dated February 9, 2000 (File No. 333-88663).
(5) Incorporated herein by reference to the Registration Statement of Company on Form S-3 dated September 25, 2007 (File No. 333-146297).
(6) Incorporated herein by reference to Appendix A to definitive Proxy Statement of Company dated April 6, 2005.
(7) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended January 2, 2000.
(8) Incorporated herein by reference to Appendix B to definitive Proxy Statement of Company dated April 8, 2004.
(9) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 30, 2007.
(10) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 30, 2007.
(11) Incorporated herein by the reference to Form 10-Q of Company for the period ended September 28, 2008.
(12) Incorporated herein by reference to Form 8-K of Company dated and filed March 4, 2008.
(13) Incorporated herein by reference to Form 8-K of Company dated and filed November 18, 2008.
(14) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended March 30, 2008.
(15) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 26, 2004.
(16) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 1, 2007.
(17) Incorporated herein by reference to Form 8-K of Company dated and filed March 17, 2008.
(18) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 28, 2003.
(19) Incorporated herein by reference to Form 10-K, as amended, of Company for the fiscal year ended January 2, 2005.
(20) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 3, 2005.
(21) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended October 2, 2005.
(22) Incorporated herein by reference to Form 10-K of Company for fiscal year ended January 1, 2006.
(23) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended April 1, 2007.
(24) Incorporated herein by reference to Form 8-K of Company dated and filed January 5, 2006.
(25) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2006.
(26) Incorporated herein by reference to Form 8-K of Company dated and filed August 26, 2008.
* Management contract or compensatory plan or arrangement
+ Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIVA HEALTH SERVICES, INC.

Date: March 12, 2009

By: /s/ TONY STRANGE

Tony Strange
Chief Executive Officer, President and Chief Operating Officer

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 12, 2009

By: /s/ TONY STRANGE

Tony Strange
Chief Executive Officer, President and Chief Operating Officer and Director (Principal Executive Officer)

Date: March 12, 2009

By: /s/ JOHN R. POTAPCHUK

John R. Potapchuk
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Date: March 12, 2009

By: /s/ VICTOR F. GANZI

Victor F. Ganzi
Director

Date: March 12, 2009

By: /s/ STUART R. LEVINE

Stuart R. Levine
Director

Date: March 12, 2009

By: /s/ RONALD A. MALONE

Ronald A. Malone
Director

Date: March 12, 2009

By: /s/ MARY O'NEIL MUNDINGER

Mary O'Neil Mundinger
Director

Date: March 12, 2009

By: /s/ STUART OLSTEN

Stuart Olsten
Director

Date: March 12, 2009

By: /s/ JOHN A. QUELCH

John A. Quelch
Director

Date: March 12, 2009

By: /s/ RAYMOND S. TROUBH

Raymond S. Troubh
Director

Date: March 12, 2009

By: /s/ JOSH S. WESTON

Josh S. Weston
Director

Date: March 12, 2009

By: /s/ GAIL R. WILENSKY

Gail R. Wilensky
Director

Date: March 12, 2009

By: /s/ RODNEY D. WINDLEY

Rodney D. Windley
Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Company (1)
3.2	Amended and Restated By-Laws of Company (1)
4.1	Specimen of Common Stock (4)
4.2	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (2)
4.3	Form of Certificate of Designation of Series A Cumulative Non-Voting Redeemable Preferred Stock (3)
4.4	Indenture, dated as of September 25, 2007, between the Company and The Bank of New York, a New York banking corporation, as Trustee (5)
10.1	Form of Rights Agreement dated March 2, 2000 between the Company and EquiServe Trust Company, N.A., as rights agent (3)
10.2	Executive Officers Bonus Plan, as amended (6)*
10.3	1999 Stock Incentive Plan (7)*
10.4	2004 Equity Incentive Plan (8)*
10.5	Amendment No. 1 to 2004 Equity Incentive Plan (9)*
10.6	Stock & Deferred Compensation Plan for Non-Employee Directors, as amended and restated as of December 31, 2007 (9)*
10.7	Employee Stock Purchase Plan, as amended (10)*
10.8	2005 Nonqualified Retirement Plan (9)*
10.9	First Amendment to 2005 Nonqualified Retirement Plan (11)*
10.10	Second Amendment to 2005 Nonqualified Retirement Plan *+
10.11	Nonqualified Retirement and Savings Plan, as amended and restated effective November 1, 2007 (9)*
10.12	First Amendment to Nonqualified Retirement and Savings Plan, as amended and restated (11)*
10.13	Form of Change in Control Agreement with each of Tony Strange, John R. Potapchuk, Stephen B. Paige and Brian D. Silva (12)*
10.14	Form of Severance Agreement with each of John R. Potapchuk, Stephen B. Paige and Brian D. Silva (10)* (the Severance Agreements are identical in substance for each of the named officers, except that the Severance Agreement for Mr. Potapchuk provides for payments of 18 months of severance and the Severance Agreements for Mr. Paige and Mr. Silva provide for payments of 12 months of severance)
10.15	Employment Agreement dated as of November 12, 2008 with Ronald A. Malone (13)*
10.16	Change in Control Agreement dated as of November 12, 2008 with Ronald A. Malone (13)*
10.17	Confidentiality, Non-Competition and Intellectual Property Agreement dated February 28, 2006 with Tony Strange (14)*
10.18	Severance Agreement dated February 28, 2008 with Tony Strange (14)*
10.19	Letter dated January 5, 2009 to Tony Strange as to compensation *+

Exhibit Number	Description
10.20	Forms of Notices and Agreements covering awards of stock options and restricted stock under Company's 2004 Equity Incentive Plan (15)*
10.21	Summary Sheet of Company compensation to non-employee directors, effective May 10, 2007 (16)*
10.22	Annual performance goals for 2008 for bonuses payable under Executive Officers Bonus Plan (17)*
10.23	Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (18) (confidential treatment requested as to portions of this document)
10.24	Amendment dated January 1, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (19) (confidential treatment requested as to portions of this document)
10.25	Second Amendment dated May 9, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (20) (confidential treatment requested as to portions of this document)
10.26	Amendment dated July 15, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (21) (confidential treatment requested as to portions of this document)
10.27	Fourth Amendment dated September 29, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (21)
10.28	Fifth Amendment dated October 27, 2005 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (22) (confidential treatment requested as to portions of this document)
10.29	Sixth Amendment dated January 25, 2006 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (22) (confidential treatment requested as to portions of this document)
10.30	Seventh Amendment dated January 25, 2007 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (23) (confidential treatment requested as to portions of this document)
10.31	Eighth Amendment dated March 12, 2007 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (10) (confidential treatment requested as to portions of this document)
10.32	Ninth Amendment dated February 4, 2008 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (14) (confidential treatment requested as to portions of this document)
10.33	Tenth Amendment dated August 20, 2008 to Managed Care Alliance Agreement between CIGNA Health Corporation and Gentiva CareCentrix, Inc. entered into as of January 1, 2004 (11) (confidential treatment requested as to portions of this document)
10.34	Agreement and Plan of Merger dated as of January 4, 2006 by and among Gentiva Health Services, Inc., Tara Acquisition Sub Corp., The Healthfield Group, Inc., Rodney D. Windley as representative of certain Securityholders of The Healthfield Group, Inc., and the Securityholders named therein (24)
10.35	Credit Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., as borrower, Lehman Brothers Inc., as sole lead arranger and sole bookrunner, and Lehman Commercial Paper Inc., as administrative agent (25)

Exhibit Number	Description
10.36	First Amendment dated as of August 20, 2008 to Credit Agreement among Gentiva Health Services, Inc. and Lehman Commercial Paper Inc. (26)
10.37	Guarantee and Collateral Agreement, dated as of February 28, 2006, among Gentiva Health Services, Inc. and certain of its Subsidiaries, in favor of Lehman Commercial Paper Inc., as administrative agent. (25)
10.38	Registration Rights Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc. and Rodney D. Windley, as the representative of the Stockholders of Gentiva Health Services, Inc. listed therein (25)
10.39	Confidentiality, Non-Competition and Intellectual Property Agreement, dated as of February 28, 2006, by and among Gentiva Health Services, Inc., The Healthfield Group, Inc. and Rodney D. Windley (25)
10.40	Stock Purchase Agreement by and among CareCentrix Holdings, LLC, Gentiva Health Services, Inc. and Gentiva Health Services Holding Corp. dated as of August 20, 2008 (26)
21.1	List of Subsidiaries of Company +
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm +
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) +
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) +
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 +
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 +

---

(1) Incorporated herein by reference to Form 8-K of Company dated and filed May 12, 2008.
(2) Incorporated herein by reference to Amendment No. 2 to the Registration Statement of Company on Form S-4 dated January 19, 2000 (File No. 333-88663).
(3) Incorporated herein by reference to Amendment No. 3 to the Registration Statement of Company on Form S-4 dated February 4, 2000 (File No. 333-88663).
(4) Incorporated herein by reference to Amendment No. 4 to the Registration Statement of Company on Form S-4 dated February 9, 2000 (File No. 333-88663).
(5) Incorporated herein by reference to the Registration Statement of Company on Form S-3 dated September 25, 2007 (File No. 333-146297).
(6) Incorporated herein by reference to Appendix A to definitive Proxy Statement of Company dated April 6, 2005.
(7) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended January 2, 2000.
(8) Incorporated herein by reference to Appendix B to definitive Proxy Statement of Company dated April 8, 2004.
(9) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 30, 2007.
(10) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 30, 2007.
(11) Incorporated herein by the reference to Form 10-Q of Company for the period ended September 28, 2008.
(12) Incorporated herein by reference to Form 8-K of Company dated and filed March 4, 2008.
(13) Incorporated herein by reference to Form 8-K of Company dated and filed November 18, 2008.
(14) Incorporated herein by reference to Form 10-Q of Company for quarterly period ended March 30, 2008.
(15) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended September 26, 2004.
(16) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 1, 2007.
(17) Incorporated herein by reference to Form 8-K of Company dated and filed March 17, 2008.
(18) Incorporated herein by reference to Form 10-K of Company for the fiscal year ended December 28, 2003.

(19) Incorporated herein by reference to Form 10-K, as amended, of Company for the fiscal year ended January 2, 2005.
(20) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended July 3, 2005.
(21) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended October 2, 2005.
(22) Incorporated herein by reference to Form 10-K of Company for fiscal year ended January 1, 2006.
(23) Incorporated herein by reference to Form 10-Q of Company for the quarterly period ended April 1, 2007.
(24) Incorporated herein by reference to Form 8-K of Company dated and filed January 5, 2006.
(25) Incorporated herein by reference to Form 8-K of Company dated and filed March 3, 2006.
(26) Incorporated herein by reference to Form 8-K of Company dated and filed August 26, 2008.
* Management contract or compensatory plan or arrangement
\+ Filed herewith

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America's homecare LEADER

Gentiva® Health Services, Inc. (NASDAQ: GTIV) is a leading provider of comprehensive home health services.

Gentiva Home Health provides skilled nursing; physical, occupational and speech therapies; and disease management through more than 300 company-owned locations in 39 states operating under Gentiva and related brands. Our Company also offers these groundbreaking, specialized therapies and programs:

- **Gentiva Orthopedics** for joint replacements and related orthopedic health issues
- **Gentiva Safe Strides®** for balance dysfunction and fall prevention
- **Gentiva Cardiopulmonary** for heart- and lung-related illnesses
- **Gentiva Neurorehabilitation** for neurological injuries or conditions
- **Gentiva Senior Health** for age-related diseases and issues

Gentiva Hospice Services, operating under several brands, delivers healthcare to individuals with terminal illnesses. Our Company is one of the nation's 10 largest hospice providers.

Gentiva Respiratory Services & HME provides direct services to patients requiring respiratory therapies and/or home medical equipment.

Gentiva Infusion Therapy brings intravenous treatments such as chemotherapy, pain medications, and nutritional supplements to patients at home.

Gentiva Consulting provides services to enhance the performance of hospital-based and independent home health agencies.

Rehab Without Walls® provides rehabilitation therapy for traumatic brain injuries and other catastrophic diagnoses.

To learn more about Gentiva's businesses and our strategic priorities for growth, please visit the Company's website at www.gentiva.com and our investor relations section at **http://investors.gentiva.com.**

Corporate Information

Board of Directors

Ronald A. Malone, Chairman
Chairman, Gentiva Health Services, Inc.

Victor F. Ganzi [1 (chair), 3, 5]
Former President and Chief Executive Officer, The Hearst Corporation

Stuart R. Levine [3 (chair), 4]
Chairman and Chief Executive Officer, Stuart Levine & Associates LLC

Mary O'Neil Mundinger, R.N., Dr.P.H. [2 (chair)]
Dean and Centennial Professor in Health Policy, School of Nursing, Columbia University

Stuart Olsten [1]
Former Chairman, Operating Board of MaggieMoo's International, LLC

John A. Quelch, D.B.A. [2]
Senior Associate Dean and Lincoln Filene Professor of Business Administration, Harvard Business School

Tony Strange
Chief Executive Officer and President, Gentiva Health Services, Inc.

Raymond S. Troubh [1, 3, 5]
Financial Consultant

Josh S. Weston [1, 3]
Honorary Chairman, Automatic Data Processing, Inc.

Gail R. Wilensky, Ph.D. [2, 5 (chair)]
Senior Fellow, Project HOPE

Rodney D. Windley, Vice Chairman [2]
Former Chairman, CEO and Founder, The Healthfield Group, Inc.

[1] Audit Committee
[2] Clinical Quality Committee
[3] Compensation Committee
[4] Serves as Lead Director
[5] Corporate Governance and Nominating Committee

Officers and Key Management

Ronald A. Malone
Chairman

Tony Strange
Chief Executive Officer and President

John R. Potapchuk
Executive Vice President, Chief Financial Officer and Treasurer

John N. Camperlengo
Senior Vice President, Deputy General Counsel and Chief Compliance Officer

Stephen B. Paige
Senior Vice President, General Counsel and Secretary

Brian D. Silva
Senior Vice President, Human Resources

Charlotte A. Weaver
Senior Vice President, Chief Clinical Officer

David L. Gieringer
Vice President and Controller

Corporate Headquarters

Gentiva Health Services, Inc.
3350 Riverwood Parkway, Suite 1400
Atlanta, GA 30339
Phone: 1.770.951.6450
www.gentiva.com

Common Stock

Gentiva Health Services' Common Stock is publicly traded on the NASDAQ Global Select Market® under the symbol GTIV.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Shareholder Services

Shareholders of record may contact Computershare Trust Company, N.A., regarding stock accounts, transfers, address changes and related matters. Information and services are available by telephone at 1.800.317.4445 (1.800.952.9245 for the hearing impaired), at either the Computershare website, **www.computershare.com/investor**, or by mail at:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Investor Information

Extensive additional information on Gentiva may be found at the Company's investor relations website, **http://investors.gentiva.com.**

Corporate Compliance and Governance

Gentiva conducts its business under the highest principles of corporate compliance, governance and disclosure. The Company is widely recognized as having one of the most comprehensive and stringent compliance programs found anywhere in the healthcare industry. For more information on Gentiva Compliance programs, visit **http://gentiva.com/about/corporatecompliance.asp.**

Gentiva's 11-member Board of Directors includes nine non-management directors, eight of whom are independent. The Lead Director is responsible for presiding over regularly scheduled meetings of the independent directors and performs other functions as directed by the Board.

Gentiva has four standing Board Committees: Audit, Clinical Quality, Compensation, and Corporate Governance and Nominating. Except for the Clinical Quality Committee, these Committees are composed entirely of independent directors. For more information on Gentiva's corporate governance, including Board Committee charters, visit **http://investors.gentiva.com/downloads.cfm.**

GENTIVA®

great healthcare has come home®

Gentiva Health Services, Inc. • 3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339 • 1.770.951.6450 • www.gentiva.com